   As filed with the Securities and Exchange Commission on January 26, 1998

                                                      1933 Act File No. 33-98824
                                                      1940 Act File No. 811-9122

          SECURITIES AND EXCHANGE COMMISSION  Washington, D.C. 20549

                                   FORM N-2

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  [X]

                         PRE-EFFECTIVE AMENDMENT NO.              [_]

                        POST-EFFECTIVE AMENDMENT NO. 2            [X]

                                    and/or

                 REGISTRATION STATEMENT UNDER THE INVESTMENT      [X]
                              COMPANY ACT OF 1940

                                AMENDMENT NO. 3                   [X]

                           SIERRA PRIME INCOME FUND
        (Exact Name of Registrant as Specified in Declaration of Trust)

                         9301 Corbin Avenue, Suite 933
                         Northridge, California 91324

                   (Address of Principal Executive Offices)
                 Registrant's Telephone Number: (818) 725-0226

                                  Copies to:

Keith B. Pipes
President and CEO                                      Joseph B. Kittredge, Jr.
Sierra Capital Management Corporation                  Ropes & Gray
9301 Corbin Avenue                                     One International Place
Northridge, CA 91324                                   Boston, MA 02110
(Name and Address of Agent for Service)

It is proposed that this filing will become effective when declared effective by the Commission pursuant to Section 8(c) under the Securities Act of 1933.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                           Sierra Prime Income Fund

                             Cross Reference Sheet

Form N-2 Item

Item                                                                      Location
----                                                                      --------
Part A. Information Required in a Prospectus

Item 1.         Outside Front Cover                                       Front Cover Page

Item 2.         Inside Front and Outside Back
                Cover Page                                                Front Cover Page; Inside Front
                                                                          Cover Page; Outside Back Cover
                                                                           Page

Item 3.         Fee Table and Synopsis                                    Fund Expenses; Prospectus
                Summary

Item 4.         Financial Highlights                                      Financial Highlights

Item 5.         Plan of Distribution                                      Cover Page; Prospectus Summary;
                                                                          Offering of Shares

Item 6.         Selling Shareholders                                      Not Applicable

Item 7.         Use of Proceeds                                           Use of Proceeds

Item 8.         General Description of the Registrant                     Cover Page; Prospectus Summary;
                                                                          Description of Common Shares

Item 9.         Management                                                Prospectus Summary; Management
                                                                          of the Fund

Item 10.        Capital Stock, Long-Term Debt,
                and Other Securities                                      Description of Common Shares; Net
                                                                          Asset Value

Item 11.        Defaults and Arrears on Senior Securities                 Not Applicable

Item 12.        Legal Proceedings                                         Not Applicable

Item 13.        Table of Contents for the
                Statement of Additional Information                       Statement of Additional
                                                                          Information

Part B. Information Required in a Statement of Additional Information

Item 14.        Cover Page                                                Cover Page

Item 15.        Table of Contents                                         Cover Page

Item 16.        General Information and History                           Not Applicable

Item 17.        Investment Objectives and Policies                        Investment Objectives and Policies
                                                                          and Special Risk Considerations
Item 18.        Management                                                Management of the Fund; Officers
                                                                          and Trustees


Item                                                               Location
----                                                               --------
Item 19.        Control Persons and Principal
                Holders of Securities                              Officers and Trustees

Item 20.        Investment Advisory and Other Services             Management of the Fund

Item 21.        Brokerage Allocation and Other Practices           Portfolio Transactions

Item 22.        Tax Status                                         Taxation

Item 23.        Financial Statements                               Financial Statements

Part C. Other Information

          Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                           Sierra Prime Income Fund
                                 P.O. Box 5118
                     Westborough, Massachusetts 01581-5118



Sierra Prime Income Fund (the "Fund") is a non-diversified, closed-end management investment company. The Fund seeks to provide a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective by investing primarily in a portfolio of interests in floating or variable rate senior loans ("Senior Loans") made primarily to U.S. corporations, partnerships and other entities ("Borrowers"). It is expected that such Senior Loans will pay interest at rates which float or reset at a margin above a generally recognized base lending rate, such as the prime rate of a designated U.S. bank, certificate of deposit rate, or the London Interbank Offered Rate ("LIBOR"). There can be no assurance that the Fund will achieve its objective. See "Investment Objective and Policies and Special Risk Factors."

Shares of the Fund will be offered continuously at a price equal to their net asset value plus a sales charge of up to 4.5% of the public offering price of the shares purchased. See "Offering of Shares."

No market presently exists for the Fund's shares, and it is not anticipated that a secondary market will develop. To provide shareholder liquidity, the Fund intends to make quarterly tender offers subject to approval by the Board of Trustees to purchase a specified percentage of the Fund's outstanding shares at net asset value. See "Repurchase of Shares." This Prospectus sets forth concisely the information that a prospective investor should know before investing. Please read and retain this Prospectus for future reference. A Statement of Additional Information dated January 30, 1998 has been filed with the Securities and Exchange Commission and can be obtained without charge upon request at the above address or by calling 800-222-5852. This Prospectus incorporates by reference the entire Statement of Additional Information, and its table of contents appears on page 39 of this Prospectus.

Sierra Investment Services Corporation ("SISC"), the Distributor of the Shares is not a bank. The Fund's Shares are not obligations, deposits or accounts (trust or otherwise) of, or endorsed or guaranteed by, Great Western Bank, or any of its affiliates or correspondents. The Fund's Shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other governmental agency. Shares of the Fund involve investment risks, including the possible loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  Price to                    Proceeds to
                                  Public(1)   Sales Load(1)     Fund(2)
                                 -----------  -------------  --------------
Class A Per
Share (1) ...............          $10.47     $     0.47     $     10.00
Total....................                     $2,350,000     $50,000,000
-------------

(1) The shares are offered on a best efforts basis at a price equal to the net asset value which initially is $10.00 per share, plus a sales charge of up to 4.50% of the public offering price. See "Offering of Shares."

(2) Before deduction of organizational expenses paid by the Trust of $244,207 and assuming all shares currently registered are sold pursuant to a continuous offering.


                       Prospectus dated January 30, 1998

                         -----------------------------

                               TABLE OF CONTENTS

FUND EXPENSES..............................................................    5
PROSPECTUS SUMMARY.........................................................    6
SPECIAL RISK CONSIDERATIONS................................................    8
FINANCIAL HIGHLIGHTS.......................................................   11
THE FUND...................................................................   11
USE OF PROCEEDS............................................................   12
INVESTMENT OBJECTIVE AND POLICIES AND SPECIAL RISK FACTORS.................   13
          Certain Characteristics of Senior Loan Interests.................   13
          Special Risk Considerations......................................   18
INVESTMENT PRACTICES AND SPECIAL RISKS.....................................   20
          Interest Rate and Other Hedging Transactions.....................   20
          Lending of Portfolio Holdings....................................   22
          "When Issued" and "Delayed Delivery" Transactions................   22
          Repurchase Agreements............................................   22
          Reverse Repurchase Agreements....................................   23
TAXATION...................................................................   23
MANAGEMENT OF THE FUND.....................................................   24
          Board of Trustees................................................   24
          The Advisor......................................................   24
          The Sub-Advisor..................................................   25
          The Administrator................................................   25
          The Distributor..................................................   26
DISTRIBUTIONS..............................................................   26
          Distribution Options.............................................   26
          Reinvestment Option..............................................   27
          Cash Option......................................................   27
REPURCHASE (TENDER OFFER) OF SHARES........................................   27
          Exchange Privilege...............................................   28
DESCRIPTION OF COMMON SHARES...............................................   29
          Common Shares....................................................   29
          Anti Open-End Investment Company Provisions in the Declaration of
           Trust...........................................................   29
          Anti-Takeover Provisions in the Declaration of Trust.............   29
NET ASSET VALUE............................................................   30
OFFERING OF SHARES.........................................................   31
HOW TO BUY SHARES..........................................................   32
          Acceptance of Orders.............................................   33
          Investments Made By Check........................................   33
          Dividend Reinvestment Plan.......................................   33
          Sierra Automatic Investment Plan (the "Plan")....................   33
          Retirement Plans.................................................   34
          How to Invest in the Fund........................................   34
REDUCED SALES CHARGE AT PURCHASE...........................................   36
          Right of Accumulation............................................   36
          Quantity Discounts...............................................   36
          Letter of Intent.................................................   36
          Reinvestment Privilege...........................................   37
          Exchange Privilege...............................................   37

WAIVERS OF CLASS A COMMON SHARES SALES CHARGES.............................   37
APPLICATION OF CLASS A COMMON SHARES EARLY WITHDRAWAL CHARGE...............   38
COMMUNICATIONS WITH SHAREHOLDERS...........................................   38
          Understanding Performance........................................   38
          Explanation of Terms.............................................   38
          Yield............................................................   39
          Total Return.....................................................   39
          Performance Comparisons..........................................   39
          Obtaining Performance Information................................   39
CUSTODIAN, ADMINISTRATOR AND TRANSFER AGENT................................   40
LEGAL OPINIONS.............................................................   40
EXPERTS....................................................................   40
ADDITIONAL INFORMATION.....................................................   41
The Table of Contents for the Statement of Additional Information..........   41

================================================================================
     No dealer, salesman or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Fund, the Fund's Advisor or Principal Underwriter. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the Common Shares offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the Common Shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, in any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof.
================================================================================

                                  FUND EXPENSES



Class A Common Shares

Shareholder Transaction Expenses
     Sales Load (as a percentage of offering price)........ 4.50%
     Dividend Reinvestment Plan Fees....................... None
     Early Withdrawal Charge............................... None*
Annual Operating Expenses (as a percentage of net assets
attributable to Common Shares)
     Management Fee........................................ 0.00%**
     Interest Payments on Borrowed Funds................... 0.00%
     Other Expenses........................................ 0.00%**
          Total Annual Fund Operating Expenses............. 0.00%**

---------------

* Purchases of $1 million or more and certain other purchases are not subject to the sales charge at the time of purchase, but may be subject to a 1.0% early withdrawal charge on repurchases or tenders within one year of purchase or a 0.5% early withdrawal charge during the second year after purchase. See "Offering of Shares --How to Buy Shares" for a complete description of these charges.

** Until further notice, the Advisor has agreed to waive all fees and voluntarily reimburse the Fund for all of its operating expenses. Without this waiver and reimbursements, the management fee would be 0.95% of net assets and other expenses are estimated at 3.75%, based in part upon the experience of the fiscal year ended September 30, 1997.

Example

An investor would pay the following expenses on a $1,000 investment in the Fund, assuming a 5% annual return:


Class A Common Shares

                                1  Year  3  Years  5 Years  10 Years
                                -------  --------  -------  --------
Assuming no tender of Common
 Shares........................    $45      $45      $45       $45


This "Example" assumes that all dividends and other distributions are reinvested at net asset value and that the percentage amounts listed under Total Annual Operating Expenses remain the same for the completion of organization expense amortization. The above tables and the assumptions in the Example of a 5% annual return and reinvestment at net asset value are required by regulation of the Securities and Exchange Commission ("SEC"); the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund's Common Shares. This Example should not be considered a representation of future expenses, and the Fund's actual expenses may be more or less than those shown.

The preceding tables are intended to assist investors in understanding the expected costs and expenses directly or indirectly associated with investing the Fund.

                                PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus and the Statement of Additional Information.

THE FUND Sierra Prime Income Fund (the "Fund" or "Trust") is a non-diversified, closed-end management investment company, organized as a Massachusetts business trust. See "The Fund."

THE OFFERING The Fund engages in a continuous offering of its Class A common shares of beneficial interest ("Class A Common Shares") through Sierra Investment Services Corporation ("SISC"), as distributor and principal underwriter, and Authorized Dealers (i.e., dealers who are in good standing with
                                     ----
the NASD and who have entered into selected dealer agreements with the principal underwriter). During the continuous offering, the Fund's shares will be valued at a public offering price equal to the next determined net asset value ("NAV") per share plus a maximum sales charge of 4.5% on purchases of less then $50,000, declining to zero on purchases of $1,000,000 or greater. This sales charge, if applicable, will be payable to SISC. See "Offering of Shares."

COMMON SHARES The Fund will offer Class A Common Shares at NAV subject to a 4.5% sales charge on purchases of less than $50,000, declining to zero on purchases of $1,000,000 or greater, at the time of purchase. This sales charge is payable to SISC as principal underwriter for distribution of the Common Shares. Purchases of $1 million or more and certain other purchases are not subject to the sales charge at the time of purchase, but may be subject to a 1.0% early withdrawal charge on repurchases or tenders within one year of purchase or a 0.5% early withdrawal charge during the second year after purchase. See "Offering of Shares" for a complete description of these charges.

INVESTMENT OBJECTIVE AND POLICIES The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund will seek to achieve its objective by investing in a professionally managed portfolio of interests in floating or variable rate senior loans ("Senior Loans") made primarily to United States corporations, partnerships and other entities ("Borrowers"). Senior Loans may take the form of syndicated loans ("Syndicated Loans") or of debt obligations of Borrowers issued directly to investors in the form of debt securities ("Senior Notes"). Senior Loans in which the Fund will invest generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally the prime rate offered by one or more major United States banks ("Prime Rate"), the London Inter-Bank Offered Rate ("LIBOR"), the Certificate of Deposit ("CD") rate or other base lending rates used by commercial lenders.

The Fund will seek to achieve over time a high effective yield. Although the Fund's net asset value will vary, the Fund's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize fluctuations in the Fund's net asset value as a result of changes in interest rates. While the Fund seeks relative share price (NAV) stability, its net asset value may be affected by changes in the credit quality of Borrowers with respect to Senior Loan interests in which the Fund invests. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective. As discussed in this Prospectus Summary under "Tender Offers," an investment in the Common Shares should be considered illiquid.

Under normal market conditions, at least 80% of the Fund's total assets will be invested in interests, participations and assignments of Senior Loans. The remainder of the Fund's assets may be invested in high quality, short-term debt, money market instruments, warrants, equity securities and junior debt securities acquired in connection with the Fund's investment in Senior Loans. There is no restriction or percentage limitation with respect to the Fund's investment in illiquid securities. The Fund is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. It is currently anticipated that the Fund's assets invested in Senior Loans will consist of

Senior Loans with stated maturities of between three and seven years, inclusive, and with rates of interest which are periodically reset with reset periods typically ranging from 30 days to one year. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Fund's net asset value as a result of changes in interest rates. For further discussion of the Fund's investment objective and policies and its investment practices and associated considerations, see "Investment Objective and Policies and Special Risk Factors" and "Investment Practices and Special Risks" in this Prospectus.

INVESTMENT ADVISOR Sierra Investment Advisors Corporation ("Sierra Advisors" or "Advisor"), an indirectly wholly-owned subsidiary of Washington Mutual, Inc., is the Fund's investment advisor. The Advisor currently manages or supervises approximately $3.3 billion in assets. Such assets include those of twenty-seven portfolios or funds (including the Fund) comprising four management investment companies. See "Management of the Fund."

On or about March 20, 1998, Composite Research and Management Co. ("Composite"), 1201 Third Avenue, Seattle, Washington 98101 is expected to become the Investment Advisor to the Trust. Composite is a subsidiary of Washington Mutual, Inc. ("Washington Mutual").

THE SUB-ADVISOR Van Kampen American Capital Management Inc. (the "Sub-Advisor" or "Van Kampen") is the sub-advisor to the Fund, located at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. The Sub-Advisor selects the investments made by the Fund subject to the oversight and specific direction of the Advisor. In particular, subject to oversights, procedures adopted by the Board of Trustees, the Advisor with oversight of the Board may accept or reject portfolio selections and pricing determinations of Van Kampen. In addition, the Sub-Advisor also monitors the provisions of the Loan Agreements and any agreements with respect to Participations and Assignments, provides recordkeeping responsibilities with respect to Senior Loans in the Fund's portfolio and provides certain services to holders of the Fund's Common Shares. See "Management of the Fund." The Sub-Advisor provides investment advice to a wide variety of individual, institutional and investment company clients and together with its affiliated entities had aggregate assets under management or supervision, as of December 31, 1995, of more than $54 billion. Van Kampen is a wholly-owned subsidiary of Morgan Stanley Dean Witter, Discover & Co.

ADMINISTRATOR   Sierra Fund Administration Corporation ("Sierra Administration")
is the Fund's administrator. Sierra Administration is responsible for managing the business affairs of the Fund, subject to the supervision of the Fund's Board of Trustees, although it may delegate certain of its responsibilities to sub-administrators. See "Management of the Fund." Sierra Administration has delegated certain administrative and custodial services to State Street Bank & Trust Company ("State Street"). Sierra Administration has also delegated certain transfer agent responsibilities to First Data Investor Services Group, Inc. ("First Data").

Until on or about March 20, 1998, Sierra Fund Administration Corporation will serve as the Administrator of the Fund; thereafter Murphy Favre Securities Services, Inc. ("Murphy Favre") is expected to serve as the Administrator.


FEES AND EXPENSES The Fund will pay the Advisor a monthly fee at an annual rate of .95% of the average daily net assets of the Fund, out of which .475% is paid to Van Kampen for services rendered as the Sub-Advisor. The advisory fee, although higher than the fees paid by most other management investment companies is comparable to the fees paid by several similar closed-end management investment companies. The Fund will also pay the Administrator a monthly fee at the annual rate of .25% of the average daily assets of the Fund. See "Management of the Fund." However, in order to limit the Fund's expenses, until further notice, the Advisor has agreed to waive its entire fee and also to reimburse all of the operating expenses of the Fund.

DISTRIBUTIONS The Fund's policy will be to declare daily and pay monthly distributions to holders of Class A Common Shares of substantially all net investment income of the Fund. Distributions to holders of these Common Shares cannot be assured, and the amount of each monthly distribution is likely to vary. Net realized long-term capital gains, if any, are to be distributed to holders of the Common Shares at least annually. Holders of the Common Shares may elect to have distributions automatically reinvested in additional Common Shares. See "Distributions," "Taxation" and "Dividend Reinvestment Plan."

TENDER OFFERS The Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make tender offers for a portion of its outstanding Class A Common Shares at the then current net asset value of these Common Shares. The Fund does not intend to list the Common Shares on any national securities exchange and none of the Fund, the Advisor or SISC intends to make a secondary trading market in the classes of the Common Shares at any time. Accordingly, there is not expected to be any secondary trading market in the Common Shares and an investment in such Common Shares should be considered illiquid. There can be no assurance that the Fund will in fact tender for any of its Common Shares. If the Fund tenders for Common Shares there is no guarantee that all, or any, Common Shares tendered will be purchased. Subject to its borrowing restrictions, the Fund may incur debt to finance repurchases of its Common Shares pursuant to tender offers; such borrowings entail additional risks. The ability of the Fund to tender for its Common Shares may be limited by certain requirements of the Internal Revenue Code of 1986, as amended, that must be satisfied in order for the Fund to maintain its desired tax status as a regulated investment company. The Fund may be required to suspend the continuous offering of its Common Shares during the term of any such tender offer consistent with rules promulgated by the SEC under the Securities Exchange Act of 1934, as amended. The Fund has received an exemption from the SEC that permits the Fund to make tender offers for its Common Shares while simultaneously engaged in the continuous offering of its Common Shares, provided that there is no secondary trading market in the Fund's shares. See "The Fund," "Offering of Shares" and "Repurchase (Tender Offers) of Shares."

                          SPECIAL RISK CONSIDERATIONS

Illiquidity. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. The Fund does not intend to list its Common Shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the Common Shares and an investment in the Common Shares should be considered illiquid. In the event that the Fund's Board of Trustees does not, at any time or from time to time, authorize the Fund to engage in tender offers for its Common Shares, it is unlikely that a holder of Class A Common Shares will be able to otherwise sell their shares to the Fund. The shares of closed-end investment companies often trade at a discount from their net asset values and, in the unlikely event that a secondary market for the Common Shares were to develop, the Common Shares likewise may trade at a discount from net asset value. Because the Fund intends to offer its Common Shares continuously at a price equal to net asset value, it is unlikely that the Common Shares would trade at a premium to net asset value should a secondary market for the Common Shares develop.

Borrowings. The Fund as a fundamental policy is authorized to borrow money in an amount up to 33 1/3% of the Fund's total assets (after giving effect to the amount borrowed). The Fund currently expects, however, to limit its borrowing to an amount sufficient to meet its tender offer purchases or 10% of its assets, whichever is greater. Under the requirements of the 1940 Act, the Fund, immediately after any such borrowings, is required to have asset coverage of at least 300%. Asset coverage is the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as that term is defined in the 1940 Act), bears to the aggregate amount of any such borrowings by the Fund. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of such borrowings will be senior to those of the holders of Common Shares, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to holders of Common Shares in certain circumstances. Further, the terms of any such borrowings may, and the provisions of the 1940 Act do (in certain circumstances), grant lenders certain voting rights in the event of default in the payment of interest or repayment of principal. In the event that such provisions would impair the Fund's status as a regulated investment company, the Fund, subject to its ability to liquidate its relatively illiquid portfolio, intends to repay the borrowings. Interest payments and fees incurred in connection with any such borrowings will reduce the amount of net income available for payment to the holders of

Common Shares. Accordingly, the Fund will not purchase additional portfolio securities, other than with proceeds from the sale or maturity of existing portfolio securities, at any time that borrowings, including the Fund's commitments pursuant to reverse repurchase agreements, exceed 5% of the Fund's total assets (after giving effect to the amount borrowed). See "Repurchase (Tender Offer) of Shares."

Senior Loans. Senior Loans in which the Fund will invest generally will not be rated by a nationally recognized statistical rating organization, will not be registered with the SEC or any state securities commission and generally will not be listed on any national securities exchange. Although the Fund will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered and exchange-listed securities. As a result, the performance of the Fund and its ability to meet its investment objective is more dependent on the analytical abilities of the Advisor and particularly the Sub-Advisor, Van Kampen, than would be the case for an investment company that invests primarily in rated, registered or exchange-listed securities. See "Investment Objective and Policies and Special Risk Factors."

Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no regular market has developed in which interests in Senior Loans are traded. Any secondary market purchases and sales of Senior Loans generally are conducted in private transactions between buyers and sellers. Senior Loans are thus relatively illiquid, which illiquidity may impair the Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Liquidity relates to the ability of the Fund to sell an investment in a timely manner. The market for relatively illiquid securities tends to be more volatile than the market for liquid securities. The substantial portion of the Fund's assets invested in relatively illiquid Senior Loan interests may restrict the ability of the Fund to dispose of its investments in Senior Loans in a timely fashion and at a fair price, and could result in capital losses to the Fund and holders of Common Shares. However, many of the Senior Loans in which the Fund expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Advisor's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Fund's operations require cash, such as when the Fund tenders for its Common Shares or when the Advisor considers it advantageous to increase the percentage of the Fund's portfolio invested in high quality, short-term securities, and may in certain circumstances result in the Fund engaging in borrowings to meet short-term cash requirements. See "Investment Objective and Policies and Special Risk Factors."

Credit Risks Associated with Investments in Participations. The Fund will purchase Participations in Senior Loans. With respect to any given Senior Loan, the terms of Participations are arrived at through private negotiations between the Fund and the seller of such an interest in a Senior Loan, and may result in the Fund having rights which differ from, and are more limited than, the rights of Lenders or of persons who acquire such interests by Assignment. Participations typically result in the Fund having a contractual relationship with the Lender selling the Participation, but not with the Borrower. In the event of the insolvency of the Lender selling the Participation, the Fund may be treated as a general creditor of such Lender, and may not have any exclusive or senior claim with respect to such Lender's interest in, or the collateral with respect to, the Senior Loan. As such, the Fund may incur the credit risk of the Lender selling the Participation in addition to the credit risk of the Borrower with respect to the Senior Loan when purchasing Participations and may not benefit directly from the security provided by the collateral supporting the Senior Loan with respect to which such Participation was sold. The Fund may pay a fee or forego a portion of interest payments when acquiring Participations or Assignments. See "Investment Objective and Policies and Special Risk Factors."

Credit Risks Associated with Senior Loans. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the net asset value of the Fund. Although Senior Loans in which the Fund will invest generally will be secured by specific collateral, there can be no assurance that liquidation of such collateral would satisfy the Borrower's obligation in the event of nonpayment of scheduled interest or principal or that such collateral could be readily liquidated. In the event that the Fund invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Fund will not enjoy the benefits associated with collateralization with respect to such Senior Loans and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior Loans. See "Investment Objective and Policies and Special Risk Factors."

Certain Investment Practices. The Fund may use various investment practices that involve special considerations including lending its portfolio securities, entering into when-issued and delayed delivery transactions and entering into repurchase and reverse repurchase agreements. In addition, the Fund has the authority to engage in interest rate and other hedging and risk management transactions. For further discussion of these practices and associated special considerations, see "Investment Practices and Special Risks."

Diversification. The Fund has registered as a "non-diversified" investment company so that it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. The Fund initially, expects to invest up to 10% of the value of its assets in interests in Senior Loans of Single Borrowers until its aggregate asset level reaches $20 million. Once this $20 million asset level is reached, the Fund intends to limit the value of its assets in interests in Senior Loans of a single Borrower to 5%. To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more susceptible than a more widely diversified investment company to any single corporate, economic, political or regulatory occurrence. See "The Fund."

Percentage of Assets in Participations. The Fund may invest up to 100% of its assets in Participations. The Lenders selling such Participations and other persons interpositioned between such Lenders and the Fund with respect to such Participations will likely conduct their principal business activities in the bank, finance and financial services industries. Because the Fund may invest a relatively high percentage of its assets in such Participations, the Fund may be more susceptible than an investment company without such a policy to any single economic, political or regulatory occurrence affecting such industries. The Fund has taken measures which it believes significantly reduce its exposure to such risk. See "Investment Objective and Policies and Special Risk Factors" and "Investment Restrictions."

Anti Open-End Investment Company Provisions. The Fund's Declaration of Trust includes provisions that may limit the ability of the shareholders to convert the Fund to an open-end investment company as defined in the Investment Company Act of 1940 as amended. See "Description of Common Shares -- Anti Open-End Investment Provisions of the Declaration of Trust."

Anti-Takeover Provisions. The Fund's Declaration of Trust includes provisions that could have the effect of limiting the ability of other persons or entities to acquire control of the Fund or to change the composition of its Board of Trustees. See "Description of Common Shares -- Anti-Takeover Provisions of the Declaration of Trust."

                              FINANCIAL HIGHLIGHTS

The following schedule presents financial highlights for one Class A Common Share of the Fund outstanding through the periods indicated. The financial highlights have been audited by Price Waterhouse LLP, independent accountants, for the periods indicated and their reports thereon appears in the Fund's Statement of Additional Information. This information should be read in conjunction with the financial statements and related notes included in the Statement of Additional Information.

                                             Year Ended         Period Ended
                                         September 30, 1997  September 30, 1996*
                                         ------------------  -------------------
Net asset value, beginning of year.......       $10.01            $  10.00
                                                ------            --------
Income from investment operations:
Net investment income....................          .71                 .40
Net realized and unrealized gain (loss)
 on investments..........................         (.01)                .01
                                                ------            --------
Total from investment operations.........          .70                 .41
                                                ------            --------
Less distributions:
Dividends (from net investment income)...         (.71)               (.40)
                                                ------            --------
Total distributions......................         (.71)               (.40)
                                                ------            --------
Net asset value, end of period...........       $10.00            $  10.01
                                                ------            --------
Total return(1)..........................         7.25%               4.19%
                                                ------            --------

Ratios to average net assets/supplemental
 data:
Net assets, end of period (in 000's).....       $8,424            $ 12,534
Ratio of operating expenses to average
 net assets..............................         0.00%            0.00%**
Ratio of net investment income to average
 net assets..............................         7.11%            6.72%**
Portfolio turnover rate..................           17%              44%
Ratio of operating expenses to average net
 assets without fees waived and expenses
 absorbed by investment advisor..........         4.56%            4.75%**
Net investment income per share without
 fees waived and expenses absorbed by
 investment advisor......................       $ 0.26            $0.12

---------------------

*    Sierra Prime Income Fund commenced operations on February 16, 1996.

**   Annualized.

(1) Total return represents aggregate total return for the period indicated. The total return would have been lower if certain fees had not been waived and absorbed by the investment advisor.

                                     THE FUND

Sierra Prime Income Fund (the "Fund") is a recently organized, non-diversified, closed-end management investment company whose investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund will seek to achieve its objective through investing in a professionally managed portfolio of interests in floating or variable rate senior loans ("Senior Loans") to United States corporations, partnerships and other entities ("Borrowers"). The Fund's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize fluctuations in the Fund's net asset value as a result of changes in interest rates. An investment in the Fund may not be appropriate for all investors, and no assurance can be given that the Fund will achieve its investment objective. The Fund is designed primarily for long-term investment and not as a trading vehicle.

The Fund was organized as a Massachusetts business trust on October 4, 1995. Sierra Investment Advisors Corporation ("Advisors") is the Fund's investment advisor. The Fund also employs a sub-advisor, Van Kampen American Capital Management Inc. ("Sub-Advisor" or "Van Kampen"), who directly selects the Fund's investments subject to the oversight and specific direction of the Advisor. The Fund has no operating history. The Fund's principal office is located at 9301 Corbin Avenue, Northridge, CA 91324.

The Fund's Declaration of Trust authorizes the issuance of an unlimited number of common shares of beneficial interest ("Common Shares") with no par value.
The Fund is initially offering 5,000,000 Class A Common Shares by this Prospectus in a continuous offering pursuant to Rule 415 under the Securities Act of 1933, as amended. Class A Common Shares are subject to a maximum sales charge of 4.5% on purchases of less than $50,000, declining to zero on purchases of $1,000,000 at the time of purchase. See "Offering of Shares."

The Fund is a closed-end investment company. The Fund does not intend to list its Common Shares for trading on any national securities exchange and none of the Fund, Advisor, Van Kampen or SISC intends to make a secondary trading market in the Common Shares at any time. Accordingly, there is not expected to be any secondary trading market in the Common Shares and an investment in the Common Shares should be considered illiquid. The Board of Trustees of the Fund currently intends each quarter to consider authorizing the Fund to make tender offers for a portion of its then outstanding Common Shares at the then current net asset value for the Common Shares. There can be no assurance that the Fund will in fact tender for any of its Common Shares and, in the event that the Fund does not so tender it is unlikely that a holder of Common Shares will be able to otherwise sell the Common Shares to the Fund. If the Fund tenders for Common Shares, there is no guarantee that all, or any, Common Shares tendered will be purchased. Subject to its borrowing restrictions, the Fund may incur debt to finance the repurchases of its Common Shares pursuant to tender offers. The ability of the Fund to enter into tender offers may be limited by certain requirements of the Internal Revenue Code of 1986, as amended, that must be satisfied in order for the Fund to maintain its desired tax status as a regulated investment company. See "Repurchase (Tender Offer) of Shares."

Senior Loans in which the Fund will invest generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally the prime rate offered by a major United States bank ("Prime Rate"), the London Inter-Bank Offered Rate ("LIBOR"), the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders. The Fund will seek to achieve over time an effective yield that approximates the average published Prime Rate of major United States banks. The Senior Loans in the Fund's portfolio will at all times have a dollar-weighted average time until next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, the interest payable to the Fund from its investments in Senior Loans should increase, and as short-term interest rates decrease, the interest payable to the Fund on its investments in Senior Loans should decrease. The amount of time required to pass before the Fund will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until next interest rate redetermination on securities in the Fund's portfolio. See "Investment Objective and Policies".

The Fund has registered as a "non-diversified" investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. See "Investment Restrictions". The Fund initially, expects to invest up to 10% of the value of its assets in interest in Senior Loans of Single Borrowers until its aggregate asset level reaches $20 million. Once this $20 million asset level is reached, the Fund intends to limit the value of its assets in interests in Senior Loans of a single Borrower to 5%. To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more susceptible than a more widely diversified investment company to any single corporate, economic, political or regulatory occurrence.

                                 USE OF PROCEEDS

Proceeds from the continuous offer of the Fund's Class A Common Shares may be used to fund investments in portfolio securities, to finance the Fund's Tender Offers (if any) and to reduce the amount of any borrowing or indebtedness incurred by the Fund as Described under "Repurchase (Tender Offer) of Shares" in this Prospectus. The investment of proceeds from the continuous offer of the Fund's Class A Common Shares may take one to three months, up to a maximum of six months, from the date the Fund receives such proceeds. Pending such investments, the proceeds will be held in cash or invested in investment grade short-term debt obligations.

Investments in such short-term debt obligations will reduce the Fund's yield. The Fund also may acquire such debt obligations during unusual market conditions for temporary defensive purposes.

A portion of the organizational expenses of the Fund has been advanced by the Advisor and will be repaid by the Fund. Certain expenses of the continuous offering of the Fund's Class A Common Shares, including distributor compensation and sales commissions payable to authorized dealers, will be paid by SISC and/or the Advisor, from its own assets and will not be repaid by the Fund.

            INVESTMENT OBJECTIVE AND POLICIES AND SPECIAL RISK FACTORS

The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective through investment primarily in a professionally managed portfolio of interests in floating or variable rate senior loans ("Senior Loans") to United States corporations, partnerships and other entities ("Borrowers"). Although the Fund's net asset value will vary, the Fund's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund's net asset value as a result of changes in interest rates. The Fund's net asset value may be affected by changes in the credit quality of Borrowers with respect to Senior Loan interests in which the Fund invests. The Fund seeks to achieve over time a high effective yield. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective.

Certain Characteristics of Senior Loan Interests

Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions ("Lenders") represented in each case by one or more such Lenders acting as agent ("Agent") of the several Lenders. On behalf of the several Lenders, the Agent, which is frequently the commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the loan agreement or agreements ("Loan Agreement") that establish the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such Agent has primary responsibility for documentation and administration of the Senior Loan. Agents are typically paid a fee or fees by the Borrower for their services.

The Fund will invest in participations ("Participations") in Senior Loans, will purchase assignments ("Assignments") of portions of Senior Loans from third parties and may act as one of the group of Lenders originating a Senior Loan (an "Original Lender").

It is anticipated that the proceeds of the Senior Loans in which the Fund will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. The Fund currently does not intend to acquire interests in Senior Loans the proceeds of which would be used primarily to finance construction or real estate development projects. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities of the Borrower. The capital structure of Borrowers may include Senior Loans, senior and junior subordinated debt (which may include "junk bonds"), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets. Senior Loans generally are secured by specific collateral, which may include guarantees. In connection with the acquisition of collateralized Senior Loans, the Fund may invest up to 5% of its total assets in Senior Loans which are not secured by any collateral. Such unsecured Senior Loans would constitute an interim financing intended to be refinanced through, in whole or in part, a collateralized Senior Loan. In the event that the Fund invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Fund will not enjoy the benefits associated with collateralization with respect to such Senior Loans and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior Loans.

At least 80% of the Fund's total assets normally will be invested in Senior Loans. The Fund is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. It is currently anticipated that the Fund's assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and seven years, inclusive, and with rates of interest which are periodically reset with reset periods ranging from 30 days up to one-year. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Fund's net asset value as a result of changes in interest rates.

During normal market conditions, the Fund may invest up to 20% of its total assets in (i) high quality, short-term debt securities with remaining maturities of one year or less (including assets maintained by the Fund as a reserve against any additional loan commitments) and (ii) warrants, equity securities and, in certain limited circumstances discussed above, junior debt securities acquired in connection with the Fund's investments in Senior Loans. Such high quality, short-term securities may include commercial paper rated at least in the top two rating categories of either S&P or Moody's, or unrated commercial paper considered by the Advisor to be of similar quality, interests in short-term loans of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such top two rating categories or having no such rating but determined by the Advisor to be of comparable quality, certificates of deposit and bankers' acceptances and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Such high quality, short-term securities may pay interest at rates which are periodically redetermined or may pay interest at fixed rates. If the Advisor determines that market conditions temporarily warrant a defensive investment policy, the Fund may invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and such high quality, short-term debt securities. The Fund will acquire such warrants and equity securities only as an incident to the purchase or intended purchase of interests in collateralized Senior Loans. Warrants and equity securities will not qualify as assets required to be maintained as a reserve against additional loan commitments. Although the Fund generally will acquire interests in warrants and equity securities only when the Advisor believes that the relative value being given by the Fund in exchange for such interests is substantially outweighed by the potential value of such instruments, investment in warrants and equity securities entail certain risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Fund to minimize fluctuations in its net asset value.

As discussed below, the Fund may also acquire warrants and equity securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants and equity securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Fund's total assets that normally will be invested in Senior Loans. The Fund will acquire such interests in unsecured Senior Loans, warrants and equity securities only as an incident to the intended purchase of interests in collateralized Senior Loans. Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. In order to borrow money pursuant to collateralized Senior Loans, a Borrower will frequently, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, trademarks, accounts receivable, inventory, buildings, real estate, franchises and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In certain instances, a Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Such collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan.

Restrictive covenants may include mandatory prepayment provisions arising from excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such covenants, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. The Advisor will consider the terms of such restrictive covenants in deciding whether to invest in Senior Loans for the Fund's portfolio. When the Fund holds a Participation in a Senior Loan it may not have the right to vote to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and such Lenders may not consider the interests of the Fund in connection with their votes.

A Lender may have certain obligations pursuant to a Loan Agreement, which may include the obligation to make additional loans in certain circumstances. The Fund currently intends to reserve against such contingent obligations by segregating sufficient investments in high quality short-term, liquid investments. The Fund will not purchase interests in Senior Loans that would require the Fund to make any such additional loans if such additional loan commitments would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the diversification requirements set forth under the heading "Diversification and Concentration."

Senior Loans in which the Fund will invest generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. As a result, Borrowers will generally pay more than the Prime Rate to the Fund on the Senior Loans. These base lending rates generally are the prime rate offered by one or more major United States banks (the "Prime Rate"), the London Inter-Bank Offered Rate ("LIBOR"), the certificate of deposit ("CD") rate or other base lending rates used by commercial lenders. The Prime Rate quoted by a major U.S. bank is the interest rate at which such bank is willing to lend U.S. dollars to its most creditworthy borrowers. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institutional depositors in the London interbank market on U.S. dollar denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market.

The Senior Loans in the Fund's portfolio will at all times have a dollar-weighted average time until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Senior Loans should decrease. The amount of time required to pass before the Fund will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the Fund's portfolio. The Fund may utilize certain investment practices to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the Fund will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Fund will not invest in Senior Loans which permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the Fund's portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Fund's portfolio may occur. Accordingly, the actual remaining maturity of the Fund's portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Fund's portfolio. As a result of expected prepayments from time to time of Senior Loans in the Fund's portfolio, the Fund estimates that the actual average maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.

When interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value will vary, the Fund's management expects the Fund's policy of acquiring interests in floating or variable rate Senior Loans to minimize fluctuations in net asset value as a result of changes in interest rates. Accordingly, the Fund's management expects the value of the Fund's portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's net asset value. In addition to changes in interest rates, changes in the credit quality of Borrowers will also effect the Fund's net asset value. Further, a serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund's net asset value.

Senior Loans generally are not rated by nationally recognized statistical rating organizations. Because of the collateralized and/or guaranteed nature of most Senior Loans, the Fund and the Advisor believe that ratings of other securities issued by a Borrower do not necessarily reflect adequately the relative quality of a Borrower's Senior Loans. Therefore, although the Advisor may consider such ratings in determining whether to invest in a particular Senior Loan, the Advisor is not required to consider such ratings and such ratings will not be the determinative factor in the Advisor's analysis. The Fund may invest in Senior Loans, the Borrowers of which may have outstanding debt securities rated below investment grade by a nationally recognized statistical rating organization or are unrated but of comparable quality to such securities. Such Borrowers are more likely to experience difficulty in meeting payment obligations under such debt and other subordinate obligations. These difficulties could detract from the Borrower's perceived creditworthiness or its abilities to obtain financing to cover short-term cash flow needs and may force the Borrower into various forms of credit restructuring. The Fund will invest only in those Senior Loans with respect to which the Borrower, in the opinion of the Advisor, demonstrates certain of the following characteristics: sufficient cash flow to service debt; adequate liquidity; successful operating history; strong competitive position; experienced management; and, with respect to collateralized Senior Loans, collateral coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, the Advisor will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons' determinations with respect to collateral securing a Senior Loan.

The Fund may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Fund with respect to such Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed below, the Fund has taken measures which it believes significantly reduce its exposure to any risks incident to such policy, the Fund may be more susceptible than an investment company without such a policy to any single economic, political or regulatory occurrence affecting such industries. Persons engaged in such industries may be more susceptible than are persons engaged in some other industry to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

Participations by the Fund in a Lender's portion of a Senior Loan typically result in the Fund having a contractual relationship only with such Lender, not with the Borrower. The Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by such Lender of such payments from the Borrower. In connection with purchasing Participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower and the Fund may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of such Lender, and may not benefit from any set-off between such Lender and the Borrower. The Fund has taken the following measures in an effort to minimize such risks. The Fund will acquire Participations only if the Lender selling the Participation, and any other persons interpositioned between the Fund and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by Standard & Poor's Ratings Group ("S&P") or Baa or P-3 or higher by Moody's Investors Service ("Moody's")) or determined by the Advisor to be of comparable quality and (ii) has entered into an agreement which provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation, i.e., it is neither highly protected nor poorly secured. Commercial paper rated A-1 by S&P indicates that the degree of safety regarding timely payment is considered by S&P to be either overwhelming or very strong and issues of commercial paper rated Prime-I by Moody's are considered by Moody's to have a superior ability for repayment of senior short-term debt obligations. The Fund ordinarily will purchase a Participation only if, at the time of such purchase, the Fund believes that the party from whom it is purchasing such Participation is retaining an interest in the underlying Senior Loan.

The Fund may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender. Assignments are, however, arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.

When the Fund is an Original Lender originating a Senior Loan it may share in a fee paid to the Original Lenders. The Fund will never act as the Agent or principal negotiator or administrator of a Senior Loan. When the Fund is a Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may have rights with respect to any funds acquired by other Lenders through set-off. Lenders also have full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected.

The Fund will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to such Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or determined by the Advisor to be of comparable quality. In addition, the Fund will purchase a Participation only where the Lender selling such Participation, and any other person interpositioned between such Lender and the Fund at the time of investment, have outstanding debt obligations rated investment grade or determined by the Advisor to be of comparable quality. Further, the Fund will not purchase interests in Senior Loans unless such Agent, Lender or interpositioned person has entered into an agreement which provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund.

Loan Agreements typically provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy. Should such an Agent, Lender or assignor with respect to an Assignment interpositioned between the Fund and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of such person and any loan payment held by such person for the benefit of the Fund should not be included in such person's estate. If, however, any such amount were included in such person's estate, the Fund would incur certain costs and delays in realizing payment or could suffer a loss of principal and/or interest. In such event, the Fund could experience a decrease in net asset value.

The Fund may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Fund will receive these fees directly from the Borrower if the Fund is an Original Lender, or, in the case of commitment fees and prepayment penalties, if the Fund acquires an interest in a Senior Loan by way of Assignment. Whether or not the Fund receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the Fund and the Lender selling such interests. When the Fund is an assignee, it may be required to pay a fee, or forego a portion of interest and any fees payable to it, to the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the assignee based on the portion of the principal amount of the Senior Loan which is being assigned. A Lender selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee prior to payment thereof to the Fund. The Fund may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Fund a portion of any fees that the Fund would otherwise be entitled to.

Pursuant to the relevant Loan Agreement, a Borrower may be required in certain circumstances, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. Because the interest rates on Senior Loans are periodically redetermined at relatively short intervals, the Fund and the Advisor believe that the prepayment of, and subsequent reinvestment by the Fund in, Senior Loans will not have a materially adverse impact on the yield on the Fund's portfolio and may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees carried in connection with reinvestment.

Special Risk Considerations

On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loan and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Fund normally will rely primarily on the Agent (where the Fund is an Original Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the Fund usually will rely on the Agent (where the Fund is an Original Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Fund of any adverse change in the Borrower's financial condition or any declaration of insolvency.

Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. Lenders that have sold participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. The Advisor will also monitor these aspects of the Fund's investments and, where the Fund is an Original Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies.

Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the net asset value of the Fund. Although, with respect to collateralized Senior Loans, the Fund generally will invest only in Senior Loans that the Advisor believes are secured by specific collateral, which may include guarantees, the value of which exceeds the principal amount of the Senior Loan at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. Some Senior Loans in which the Fund may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Fund, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have certain obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral in certain circumstances.

Senior Loans in which the Fund will invest generally will not be rated by a nationally recognized statistical rating organization, will not be registered with the Securities and Exchange Commission ("SEC") or any state securities commission and will not be listed on any national securities exchange. Although the Fund will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered and/or exchange listed securities. As a result, the performance of the Fund and its ability to meet its investment objective is more dependent on the analytical ability of the Advisor than would be the case for an investment company that invests primarily in rated, registered and/or exchange listed securities.

Senior Loans are, at present, not readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no regular market has developed for such interests. Although interests in Senior Loans are traded among certain financial institutions in private transactions between buyers and sellers these loans continue to be considered illiquid. Senior Loans' illiquidity may impair the Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Liquidity relates to the ability of the Fund to sell an investment in a timely manner. The market for relatively illiquid securities tends to be more volatile than the market for more liquid securities. The Fund has no limitation on the amount of its assets which may be invested in securities which are not readily marketable or are subject to restrictions on resale. The substantial portion of the Fund's assets invested in relatively illiquid Senior Loan interests may restrict the ability of the Fund to dispose of its investments in Senior Loans in a timely fashion and at a fair price, and could result in capital losses to the Fund and holders of Common Shares. However, many of the Senior Loans in which the Fund expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Advisor's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Fund's operations require cash, such as when the Fund tenders for its Common Shares, and may result in the Fund borrowing to meet short-term cash requirements.

To the extent that legislation or state or federal regulators that regulate certain financial institutions impose additional requirements or restrictions with respect to the ability of such institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Fund may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for certain Borrowers. Further, to the extent that legislation or federal or state regulators that regulate certain financial institutions require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject such Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell such Senior Loan interests in a manner that results in a price which, in the opinion of the Advisor, is not indicative of fair value. Were the Fund to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to such Senior Loan interest, the price at which the Fund could consummate such a sale might be adversely affected.

Diversification and Concentration. The Fund has registered as a "non-diversified" investment company so that, subject to its investment restrictions, it will be able to invest more than 5% of the value of its assets in the obligations of any single issuer, including Senior Loans of a single Borrower or Participations purchased from a single Lender. See "Investment Restrictions" in the Statement of Additional Information. As a result, the Fund is required to comply only with the diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended. See "Taxation" in the Statement of Additional Information for a description of these requirements. The Fund initially, expects to invest up to 10% of the value of its assets in interests in Senior Loans of single Borrowers until its aggregate asset level reaches $20 million. Once this $20 million asset level is reached, the Fund intends to limit the value of its assets in interests in Senior Loans of a single Borrower to 5%.

Pursuant to the Investment Company Act of 1940, as amended, a "diversified company" is required with respect to 75% of its assets to limit investment in any one issuer to 5% of assets. The other 25% of the investment company's assets may be invested without regard to such restrictions. The limited number of loan syndication and lending banks requires the Fund to register as a non-diversified investment company in order to comply with the Investment Company Act of 1940, as amended. Moreover, even though the Fund may be able in the future to be classified as a "diversified" investment company, the flexibility provided by the "non-diversified" classification for investing the Fund's assets is essential upon commencing operations. To the extent the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more susceptible than a more widely diversified investment company to any single corporate, economic, political or regulatory occurrence.

The Fund may acquire interests in Senior Loans made to Borrowers in any industry. However, the Fund will not invest more than 25% of its assets in Senior Loans of Borrowers or Lending Agents determined to be issuers that are concentrated in any one particular industry.

                      INVESTMENT PRACTICES AND SPECIAL RISKS

In connection with the investment objectives and policies described above, the Fund may engage in interest rate and other hedging transactions, lend portfolio holdings, purchase and sell interests in Senior Loans and other portfolio debt securities on a "when issued" or "delayed delivery" basis, and enter into repurchase and reverse repurchase agreements. These investment practices involve certain special risk considerations. The Advisor may use some or all of the following investment practices when, in its opinion, their use is appropriate. Although the Advisor believes that these investment practices may further the Fund's investment objective, no assurance can be given that these investment practices will achieve this result.

Interest Rate and Other Hedging Transactions

The Fund may enter into various interest rate hedging and risk management transactions. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Fund's portfolio. In addition, with respect to fixed-income securities and interests in Senior Loans in the Fund's portfolio the Fund may also engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. The Fund does not intend to engage in such transactions to enhance the yield on its portfolio to increase income available for distributions. Market conditions will determine whether and in what circumstances the Fund would employ any of the hedging and risk management techniques described below. The Fund will not engage in any of the transactions for speculative purposes and will use them only as a means to hedge or manage the risks associated with assets held in, or anticipated to be purchased for, the Fund's portfolio or obligations incurred by the Fund. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Fund's portfolio securities. The Fund believes that the Sub-Advisor possesses the skills necessary for the successful utilization of hedging and risk management transactions. The Fund will incur brokerage and other costs in connection with its hedging transactions.

To the extent permitted by applicable regulatory authority, the Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments. For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan in its portfolio the Borrower to which has selected an interest rate redetermination period of one year. The Fund could exchange the Borrower's obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Fund will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund.

In circumstances in which the Advisor anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Fund would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive in respect of the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Fund's counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive in respect of floating rate portfolio assets being hedged.

The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of financial instruments depends on the Advisor's ability to predict correctly the direction and extent of movements in interest rates. Although the Fund believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Advisor's judgment about the direction or extent of the movement in interest rates is incorrect, the Fund's overall performance would be worse than if it had not entered into any such transactions. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Advisor and the Fund believe such obligations do not constitute senior securities. The Fund will usually enter into interest rate swaps on a net basis, i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Fund's custodian. If the Fund enters into a swap on other than a net basis, the Fund will maintain in the segregated account the full amount of the Fund's obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange or other entities determined by the Advisor, pursuant to procedures adopted and reviewed on an ongoing basis by the Board of Trustees, to be creditworthy. If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could affect the Fund's rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Advisor believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

New financial products continue to be developed and the Fund may invest in any such products as may be developed to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

Lending of Portfolio Holdings

The Fund may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Fund would have the right to call a loan and obtain the financial instruments loaned at any time on five days' notice. For the duration of a loan, the Fund would continue to receive the equivalent of the interest paid by the issuer on the financial instruments loaned and also would receive compensation from the investment of the collateral.

The Fund would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Fund could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, risks of delay in recovery or even loss of rights in the collateral exist should the borrower of the financial instruments fail financially. However, the loans would be made only to firms deemed by the Advisor to be of good standing and when, in the judgment of the Advisor, the consideration which can be earned currently from loans of this type justifies the attendant risk. The creditworthiness of firms to which the Fund lends its portfolio holdings will be monitored on an ongoing basis by the Advisor pursuant to procedures adopted and reviewed, on an ongoing basis, by the Board of Trustees of the Fund. No specific limitation exists as to the percentage of the Fund's assets which the Fund may lend.

"When Issued" and "Delayed Delivery" Transactions

The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a "when issued" and "delayed delivery" basis. No income accrues to the Fund on such interests or securities in connection with such purchase transactions prior to the date the Fund actually takes delivery of such interests or securities. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such interests or securities when delivery occurs may be higher or lower than yields on the interests or securities obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous.

When the Fund is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash or high-grade portfolio securities having an aggregate value equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such interests or securities on such basis only with the intention of actually acquiring these interests or securities, but the Fund may sell such interests or securities prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in "when issued" and "delayed delivery" transactions, it will do so for the purpose of acquiring interests or securities for the Fund's portfolio consistent with the Fund's investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Fund's assets which may be used to acquire securities on a "when issued" or "delayed delivery" basis.

Repurchase Agreements

The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the New York Stock Exchange. When participating in repurchase agreements, the Fund buys securities from a vendor, e.g., a bank or brokerage firm, with the agreement that the vendor will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available cash at minimal market risk, although the Fund may be subject to various delays and risks of loss if the vendor is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the seller. In evaluating whether to enter into a repurchase agreement, the Advisor will consider carefully the creditworthiness of the vendor. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Advisor will monitor the value or the collateral. No specific limitation exists as to the percentage of the Fund's assets which may be used to participate in repurchase agreements.

Reverse Repurchase Agreements

The Fund may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying debt instrument and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed upon price on an agreed upon date. The Fund will maintain in a segregated account with its custodian cash or liquid high grade portfolio securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. Regulations of the SEC require either that securities sold by the Fund under a reverse repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Fund's books and records pending repurchase. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities.
An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under "Investment Restrictions." The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements.

                                     TAXATION

The following federal tax discussion reflects applicable tax laws as of the date of this Prospectus and is qualified by reference to the additional federal income tax discussion included in the Statement of Additional Information.

The Fund intends to qualify each year and to elect to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). If the Fund so qualifies and distributes each year to its shareholders at least 90% of its net investment income (including, among other things, interest and net short-term capital gains in each year), the Fund will not be required to pay federal income taxes on any income distributed to shareholders. The Fund will not be subject to federal income tax on any net capital gains distributed to shareholders. As a Massachusetts business trust, the Fund will not be subject to any excise or income taxes in Massachusetts as long as it qualifies as a regulated investment company for federal income tax purposes.

If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a regulated investment company that is accorded special tax treatment.

Distributions. Distributions of the Fund's net investment income are taxable to holders of Common Shares as ordinary income, whether paid in cash or reinvested in additional Common Shares. Distributions of the Fund's net capital gains ("capital gains dividends"), if any, designated by the Fund as deriving from net gains on securities held for more than one year but not more than 18 months are taxable to Common Shareholders at a maximum 28% capital gains tax rate, and capital gains dividends, if any, deriving from net gains on securities held for more than 18 months are generally taxable to Common Shareholders at a maximum 20% capital gains tax rate (10% for shareholders in the 15% tax bracket), regardless of the length of time Shares of the Fund have been held by such Common Shareholders. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.


Sale of Shares. Except as discussed below, selling shareholders will generally recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the Common Shares and the amount received. If such Common Shares are held as a capital asset, the gain or loss will be a capital gain or loss and will be "28% Rate Gain," subject to a maximum 28% capital gains tax rate, if such Common Shares have been held for more than one year but not more than 18 months, and "20% Rate Gain," generally subject to a maximum 20% capital gains tax rate (10% for shareholders in the 15% tax bracket), if the shares have been held for more than 18 months. The federal income tax consequences of the repurchase of Common Shares pursuant to tender offers will be disclosed in the related offering documents. Any loss realized upon a taxable disposition of Common Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gains dividends received with respect to such Common Shares.

General. The federal income tax discussion set forth above is for general information only. Prospective investors should consult their advisors regarding the specific federal and state tax consequences of holding and disposing of Common Shares, as well as the effects of other state, local and foreign tax laws and any proposed tax law changes.

                              MANAGEMENT OF THE FUND

Board of Trustees

The management of the Fund, including general supervision of the duties performed by the Advisor under the Advisory Agreement, is the responsibility of the Fund's Board of Trustees. The trustees are experienced business persons who meet throughout the year to oversee the Fund's activities, review contractual arrangements with companies that provide services to the Fund, and review performance. The majority of trustees are not affiliated with SISC, Sierra Advisors or Sierra Administration other than as trustees of the Fund. The Fund was organized on October 4, 1995 under the laws of the Commonwealth of Massachusetts as a "Massachusetts business trust."

As a Massachusetts business trust, the Fund is not required to hold annual shareholder meetings. On occasion, however, special meetings may be called to elect or remove trustees, change fundamental policies, approve a management contract, or for other purposes. Trustees may be removed by shareholders at a special meeting called upon the request of shareholders among at least 10% of the outstanding shares of the Fund. Shareholders not attending these meetings are encouraged to vote by proxy. Sierra Administration will mail proxy materials in advance, including a voting card and information about the proposals to be voted on. When matters are submitted for shareholder vote, shareholders of the Fund will have one vote for each full share owned and proportionate, fractional votes for fractional shares held.

The Advisor

Sierra Advisors was incorporated in California in 1988 and is a wholly-owned subsidiary of Washington Mutual, Inc. ("Washington Mutual"). Pursuant to the Advisory Agreement between the Advisor and the Fund, the Advisor has specific responsibility for investment services provided to the Fund. Accordingly, the Advisor with the general oversight of the Board of Trustees has the authority to accept or reject portfolio selections and pricing determinations of Van Kampen.


The Advisor is a registered investment advisor under the Investment Advisors Act of 1940 as amended, and in this capacity has general oversight responsibility for the investment advisory services provided to the Trust, Sierra Trust Funds ("Sierra Trust") and The Sierra Variable Trust ("Sierra Variable"). Sierra Trust is an open-end management investment company that currently offers three money market funds and thirteen mutual funds. Sierra Variable is a no-load, open-end management investment company that currently offers nine separate funds. Sierra Variable is intended as an investment vehicle exclusively for variable annuity or variable life insurance contracts offered by the separate accounts of various insurance companies.

The Advisor's other responsibilities include participating in the formulation of Sierra Trust and Sierra Variable investment policies, analyzing economic trends affecting Sierra Trust and Sierra Variable and monitoring and evaluating the services provided by the sub-advisors, including their adherence to Sierra Trust and Sierra Variable investment objectives, policies and performance.

On or about March 20, 1998, Composite Research and Management Co. ("Composite"), 1201 Third Avenue, Seattle, Washington 98101 is expected to become the Investment Advisor to the Trust. Composite is a subsidiary of Washington Mutual, Inc. ("Washington Mutual") and has general oversight responsibility for the investment advisory services provided to the Fund. Responsibilities of Composite include formulating the Fund's investment policies, analyzing economic trends affecting the Fund, and directing and evaluating the investment services provided by the Sub-Advisor, including their adherence to the Fund's investment objectives and policies and the Fund's investment performance. In particular, the Advisor with the oversight of the Board of Trustees may accept or reject portfolio selections and pricing determinations of Van Kampen. In connection with these activities, Composite may initiate action to change the Sub-Advisor if it deems such action to be in the best interest of the shareholders. Composite is registered as an investment advisor under the Investment Advisers Act of 1940.

The Sub-Advisor

Van Kampen is the sub-advisor to the Fund, located at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Pursuant to the sub-advisory agreement with the Advisor, Van Kampen selects the investments made by the Fund subject to the oversight and specific direction of the Advisor. The Sub-Advisor also monitors the provisions and the Loan Agreements and any agreements with respect to Participations and Assignments, provides recordkeeping responsibilities with respect to Senior Loans in the Fund's portfolio and provides certain services to holders of the Fund's Common Shares.

Moreover, the Sub-Advisor also provides investment advice to a wide variety of individual, institutional and investment company clients . Van Kampen American Capital Investment Advisory Corp., a sister affiliate of Van Kampen, currently manages a similar prime rate fund, Van Kampen Merritt American Capital Prime Rate Income Trust, which as of December 31, 1997 consisted of approximately $6.4 billion of assets under management. Van Kampen is a wholly-owned subsidiary of Morgan Stanley, Dean Witter Discover & Co.

Portfolio Manager. Jeffrey W. Maillet is a Senior Vice President of Van Kampen and has been primarily responsible for the day-to-day management of Van Kampen's Prime Rate Income Trust since the Fund's commencement of investment operations in 1989. Mr. Maillet has been employed by Van Kampen American Capital Investment Advisory Corp. since 1989.

The Administrator

Sierra Administration provides shareholders service and other administrative services. Sierra Administration is under common control with the Advisor and SISC. SISC is the principal underwriter of the Common Shares in connection with the offering thereof by the Fund. See "Offering of Shares." Sierra Administration's principal business address is 9301 Corbin Avenue, Northridge, CA 91324.

Pursuant to the Administration Agreement, Sierra Administration is responsible for all administrative functions with respect to the Trust, although it delegates certain of its responsibilities to a sub-administrator. Sierra Administration itself or through its sub-administrator performs many shareholder transaction and accounting functions. In addition to such services, Sierra Administration is responsible for performing activities as Transfer/Shareholder Servicing Agent, such as keeping records of shareholders and handling shareholder communications. Sierra Administration is entitled to a monthly fee at an annual rate of 0.25% of the Fund's average daily net assets. Sierra Administration pays State Street Bank & Trust Company ("State Street") for certain administrative and custodial services. In addition, Sierra Administration also pays First Data Investor Services Group, Inc. ("First Data") for certain transfer agency services. The Fund pays for the sub-transfer agent, sub-administrator and custodial out-of-pocket expenses.

On or about March 20, 1998, Murphey Favre Securities Services, Inc. ("Murphy Favre"), an affiliate of Composite, will become the transfer agent and administrator for the Fund, and administrative services formerly provided by Sierra Fund Administration Corporation will be provided by Murphy Favre.

The Distributor

SISC is the distributor of the Class A Common Shares of the Fund. SISC is located at 9301 Corbin Avenue, Northridge, California 91324. SISC, an indirectly wholly-owned subsidiary of Washington Mutual, was established in 1992 and is a registered broker-dealer with the NASD and a registered investment advisor.

The Fund intends to distribute the shares of the Fund in accordance with a Distribution Agreement entered into between the Fund and SISC. Under this Distribution Agreement, SISC will comply with the terms of the Distribution Agreement and the NASD Rules concerning sales charges. Under the Distribution Agreement, SISC will not be paid an annual fee as compensation in connection with the offering and sale of the Class A Common Shares of the Fund. In addition, the Distribution Agreement also recognizes that Sierra Advisors may use its investment advisory fees or other resources to pay expenses associated with activities primarily intended to result in the promotion and distribution of the Fund's shares. SISC, may, from time to time, pay to other dealers, in connection with retail sales or the distribution of shares of the Fund, material compensation in the form of merchandise or trips.

Effective on or about March 20, 1998, Composite Funds Distributor, Inc. ("CFD") will become the distributor of the Fund's shares on a best efforts basis. CFD is located at 6501 W. Main Avenue, Spokane, WA 99201. CFD, as principal underwriter and distributors, will bear all of the Fund's marketing expenses. This includes the cost of reproducing prospectuses, statements of additional information or any other Trust documents (such as semi-annual reports) used as sales materials.

                                  DISTRIBUTIONS

The Fund's policy will be to declare daily and pay monthly distributions to holders of Class A Common Shares of substantially all net investment income of the Fund. Net investment income of the Fund consists of all interest income, fee income, other ordinary income earned by the Fund on its portfolio assets and net short-term capital gains, less all expenses of the Fund. Expenses of the Fund will be accrued each day. Distributions to holders of

Common Shares cannot be assured, and the amount of each monthly distribution is likely to vary. Net realized long-term capital gains, if any, are expected to be distributed to holders of Common Shares at least annually. Holders of Common Shares may elect to have distributions automatically reinvested in additional Common Shares. See "Dividend Reinvestment Plan."

Distribution Options

When you open an account, specify on your Application Form how you want to receive your distributions. The election may be made or changed by writing to Sierra Administration or by calling 800-222-5852. Each Fund offers two options:

Reinvestment Option

Your dividend and capital gain distributions will be automatically reinvested in additional shares of the same Fund, unless you instruct the Fund on the application form or later in writing or by telephone to pay all dividends and distributions in cash. Dividends from a class of one Fund may be reinvested in the same class of the same Fund or a different Fund. If the Fund in which the reinvestment is made has a sales charge, you will not pay the sales charge on the reinvested amount.

Cash Option.

You will be sent a check for each dividend and capital gain distribution.

                       REPURCHASE (TENDER OFFER) OF SHARES

The Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make tender offers for a portion of its then outstanding Class A Common Shares at the net asset value of such Common Shares on the expiration date of the tender offer. Although such tender offers, if undertaken and completed, will provide some liquidity for holders of the Common Shares, there can be no assurance that such tender offers will in fact be undertaken or completed or, if completed, that they will provide sufficient liquidity for all holders of Common Shares who may desire to sell such Common Shares.
Accordingly, investment in the Common Shares should be considered illiquid.

Commencement by the Fund of such a tender offer during a period in which it is simultaneously engaged in the continuous offering of its Common Shares may be a violation of rules promulgated by the SEC under the Securities Exchange Act of 1934. The Fund has received an exemption from the SEC that permits the Fund, subject to certain conditions, to make tender offers for its Common Shares while simultaneously engaged in the continuous offering of its Common Shares.

Although the Board of Trustees believes that tender offers for the Common Shares generally would increase the liquidity of the Common Shares, the acquisition of Common Shares by the Fund will decrease the total assets of the Fund and, therefore, have the effect of increasing the Fund's expense ratio. Because of the nature of the Fund's investment objective and policies and the Fund's portfolio, the Advisor anticipates potential difficulty in disposing of portfolio securities in order to consummate tender offers for the Common Shares. As a result, the Fund may be required to borrow money in order to finance repurchases and tenders.

As a fundamental policy of the Fund, the Fund's Declaration of Trust authorizes the Fund, without prior approval of the holders of Common Shares, to borrow money in an amount up to 33-1/3% of the Fund's total assets, for the purpose of, among other things, obtaining short-term credits in connection with tender offers by the Fund for its Common Shares. The Fund currently expects, however, to limit its borrowing to an amount sufficient to meet its tender offer purchases or 10% of its assets, whichever is greater. In this connection, the Fund may issue notes or other evidence of indebtedness or secure any such borrowings by mortgaging, pledging or otherwise subjecting as security the Fund's assets. Under the requirements of the 1940 Act, the Fund, immediately after any such borrowing, must have an "asset coverage" of at least 300%. With respect to any such borrowing, asset coverage means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities (as defined in the 1940 Act), bears to the aggregate amount of such borrowing by the Fund. The rights of lenders to the Fund to receive interest on and repayment of principal of any such borrowings will be senior to those of the holders of Common Shares, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to holders of Common Shares in certain circumstances. Further, the terms of any such borrowing may and the 1940 Act does (in certain circumstances) grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In the event that such provisions would impair the Fund's status as a regulated investment company, the Fund, subject to its ability to liquidate its relatively illiquid portfolio, intends to repay the borrowings. Any borrowing will likely rank senior to or pari passu with all other existing and future borrowings of the Fund. Interest payments and fees incurred in connection with borrowings will reduce the amount of net income available for payment to the holders of Common Shares. The Fund does not intend to use borrowings for leverage purposes. Accordingly, the Fund will not purchase additional portfolio securities, other than with proceeds from the sale or maturity of existing portfolio securities, at any time that borrowings, including the Fund's commitments, pursuant to reverse repurchase agreements, exceed 5% of the Fund's total assets (after giving effect to the amount borrowed).

Any tender offer made by the Fund for its Common Shares will be at a price equal to the net asset value of the Common Shares determined at the close of business on the day the offer ends. During the pendency of any tender offer by the Fund, the Fund will calculate daily the net asset value of the Common Shares and will establish procedures which will be specified in the tender offer documents to enable holders of Common Shares to ascertain readily such net asset value.

Each tender offer will be made and shareholders notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, either by publication or mailing or both. Each tender offering document will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder. The Fund will purchase its Common Shares tendered in accordance with the terms of the offer unless it determines to terminate the offer. The repurchase of tendered shares by the Fund is a taxable event. See
"Taxation."   The Fund will pay all costs and expenses associated with the making of any tender offer by the Fund. See the Statement of Additional Information for additional information concerning repurchase of the Fund's Common Shares.

If the Fund must liquidate portfolio holdings in order to purchase Common Shares tendered, the Fund may realize gains and losses.

The Trust has entered into a Credit Agreement dated as of May 22, 1996, with Deutsche Bank AG, New York Branch ("Deutsche Bank"), pursuant to which Deutsche Bank has agreed to provide a credit facility in the maximum amount of $40,000,000 in the aggregate to the Trust and the Sierra Trust Funds, which is not secured by the assets of the Trust or other collateral. The Trust itself is entitled to borrow from Deutsche Bank amounts which in the aggregate do not exceed $433,000.

Exchange Privilege.

The Fund may make available to tendering shareholders the privilege of exchanging Class A Common Shares for Class A shares of certain open-end investment companies managed by the Advisor subject to any restrictions or qualifications set forth in the prospectus of any such fund. Class A Common Shares may be exchanged for Class A Shares of any of the funds of Sierra Trust Funds. If the shares acquired in the exchange are subject to a higher sales load, a sales load may be charged in an amount up to the difference between the sales load previously paid and the initial sales load applicable to the shares of the fund being acquired.

The exchange privilege is available only in those states where the offers and sale of shares of the funds may legally be made. Upon 60 days' prior written notice to shareholders, the Fund in its sole discretion may terminate or modify the exchange privileges and restrictions and/or the Fund may begin imposing a charge of up to $5.00 for each exchange. The prospectus for each "exchange fund" describes its investment objectives and policies, and shareholders should obtain a prospectus and consider the objectives and policies carefully before requesting an exchange. Each exchange must involve shares which meet the minimal requirements of a fund for an initial or subsequent purchase.



                           DESCRIPTION OF COMMON SHARES

The Fund is an unincorporated business trust established under the laws of the Commonwealth of Massachusetts by a Declaration of Trust dated October 4, 1995 (the "Declaration of Trust"). The Declaration of Trust provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of Common Shares. The Declaration of Trust also authorizes the Fund to borrow money or otherwise obtain credit and in this connection issue notes or other evidence of indebtedness. The Fund does not intend to hold annual meetings of the holders of Common Shares.

Common Shares.

The Declaration of Trust permits the Fund to issue an unlimited number of full and fractional Common Shares of beneficial interest with no par value. The Declaration of Trust also provides authorization for establishing multiple classes of Common Shares. Each Class A Common Share represents an equal proportionate interest in the assets of the Fund with each other Common Share in the Fund and has identical voting, dividend, liquidation and other rights.

Holders of Common Shares will be entitled to the payment of dividends when and if declared by the Board of Trustees. The terms of any borrowings may limit the payment of dividends to the holders of Common Shares. Each whole Common Share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Fund's Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the holders of the Common Shares. The Declaration of Trust provides that shareholders are not liable for any liabilities of the Fund, and indemnifies shareholders against any such liability. Although shareholders of an unincorporated business trust established under Massachusetts law, in certain limited circumstances, may be held personally liable for the obligations of the Trust as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Common Shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund's knowledge, is there, or is there expected to be, any secondary trading market in the Common Shares.

Anti Open-End Investment Company Provisions in the Declaration of Trust.

The Fund's Declaration of Trust includes provisions that could have the effect of limiting the ability of the Fund to convert from a closed-end to an open-end management investment company. Specifically, the Declaration of Trust provides that an amendment to such Declaration which makes the Fund's Common Shares a "redeemable security" as defined in the Investment Company Act of 1940, as amended, is required to be approved by at least (a) a majority of the Trustees, including a majority of the Trustees who are not interested persons, and (b) a majority shareholder vote.

Anti-Takeover Provisions in the Declaration of Trust.

The Fund's Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees by discouraging a third party from seeking to obtain control of the Fund. In addition, in the event a secondary market were to develop in the Common Shares, such provisions could have the effect of depriving holders of Common Shares of an opportunity to sell their Common Shares at a premium over prevailing market prices. A Trustee may be removed from office only for cause by a written instrument signed by at least two-thirds of the remaining Trustees or by a vote of the holders of at least two-thirds of the Common Shares.

In addition, the Declaration of Trust requires the favorable vote of the holders of at least two-thirds of the outstanding Common Shares then entitled to vote to approve, adopt or authorize certain transactions with 5%-or-greater holders of Common Shares and their associates, unless the Board of Trustees shall by resolution have approved a memorandum of understanding with such holders, in which case normal voting requirements would be in effect. See "Repurchase (Tender Offer) of Shares -- Anti-Takeover Provisions" in the Statement of Additional Information.

                                 NET ASSET VALUE

The Fund values its shares once on each day the New York Stock Exchange (the "NYSE") is open for trading, as of the close of regular trading on the NYSE (normally 4:00 p.m. Eastern standard time). The Fund's net asset value per share is determined by State Street, in the manner authorized by the Board of Trustees. The Fund will be closed for business and will not price its shares on the following business holidays: New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The Fund's net asset value is computed by determining the value of the total assets (the securities it holds plus cash or other assets, including interest accrued but not yet received), and subtracting all liabilities (including the outstanding principal amount of any indebtedness issued and any unpaid interest thereon). For future information regarding valuation, see "Determination of Net Asset Value" in the Statement of Additional Information.

Because Senior Loans are not actively traded in a public market, the Advisor and Sub-Advisor following procedures established by the Fund's Board of Trustees, will value the Senior Loan interests held by the Fund at fair value. In valuing a Senior Loan interest, the Advisor and Sub-Advisor, will consider relevant factors, data and information, including: (i) the characteristics of and fundamental analytical data relating to the Senior Loan, including the cost, size, current interest rate, period until next interest rate reset, maturity ad base lending rate of the Senior Loan interest, the terms and conditions of the Senior Loan and any related agreements, and the position of the Senior Loan in the Borrower's debt structure; (ii) the nature, adequacy and value of the collateral, including the Fund's rights, remedies and interests with respect to the collateral; (iii) the creditworthiness of the Borrower's business, cash flows, capital structure and future prospects; (iv) information relating to the market for Senior Loans, including price quotations (if considered reliable) for and trading in Senior Loans and interests in similar Loans and the market environment and investor attitudes towards the Senior Loans and interests in similar Loans; (v) the reputation and financial condition of the Agent and any Intermediate Participants in the Senior Loans; and (vi) general economic and market conditions affecting the fair value of Senior Loans.

Other Fund holdings (other than short term obligations, but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for such securities, or the average of the last quoted bid price and asked price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps will be determined in accordance with a discounted present value formula and then confirmed by obtaining a bank quotation.

Short-term obligations which mature in 60 days or less are valued at amortized cost, if their original term to maturity when acquired by the Portfolio was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued by the Fund at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board of Trustees.



                                OFFERING OF SHARES

The Fund will engage in a continuous offering of its Class A Common Shares through SISC, the distributor and principal underwriter, whose offices are located at 9301 Corbin Avenue, Northridge, CA 91324. The Class A Common Shares may also be offered through members of the National Association of Securities Dealers, Inc. ("NASD") or eligible non-NASD members who are acting as brokers or agents for investors (i.e., Authorized Dealers). The Fund reserves the right to
                      ----
terminate or suspend the continuous offering of its Common Shares at any time without prior notice.

The Fund does not intend to list the Class A Common Shares on any national securities exchange and none of the Fund, the Advisor, Van Kampen or SISC intends to make a secondary market in such Common Shares. Accordingly, there is not expected to be any secondary trading market in the Class A Common Shares and an investment in these Common Shares should be considered illiquid.

The Class A Common Shares will be offered by the Fund at the public offering price next computed after an investor places an order to purchase directly with SISC, or with the investor's broker-dealer.

During the continuous offering, the Fund's shares will be valued at a public offering price equal to the next determined net asset value ("NAV") per share plus a maximum sales charge, payable to SISC, based on the following schedule:

                                                    As a % of Offering
Amount of Transaction                                 Price Per Share
---------------------                               ------------------
Less than $50,000                                          4.50%
$50,000 but less than $100,000                             4.00%
$100,000 but less than $250,000                            3.50%
$250,000 but less than $500,000                            3.00%
$500,000 but less than $1,000,000                          2.00%
$1,000,000 and over                                         0%*

------------------------
* Purchases of $1 million or more and certain other purchases are not subject to the sales charge at the time of purchase, but may be subject to a 1.0% early withdrawal charge on repurchases or tenders within one year of purchase or a 0.5% early withdrawal charge on repurchases or tenders during the second year after purchase. See "Application of Class A Common Shares Early Withdrawal Charge" and "Waivers of Class A Common Shares Sales Charges" sections.

Authorized Dealers. The price of Common Shares ordered through an Authorized Dealer will be the public offering price next determined after the Fund receives the order. Because the Fund determines the public offering price once daily on each business day as of 4:00 p.m. Eastern standard time, orders placed through an Authorized Dealer must be transmitted to the Fund by such dealer prior to such time for the investor's order to be executed at the public offering price to be determined that day.

SISC will compensate Authorized Dealers participating in the continuous offering of the Fund's Class A Common Shares pursuant to the following schedule:


                                    Dealers' Reallowance
Amount of Transactions              as a % of Offering Price
----------------------              ------------------------
Less than $50,000                             4.00%
$50,000 but less than $100,000                3.50%
$100,000 but less than $250,000               3.00%
$250,000 but less than $500,000               2.50%
$500,000 but less than $1,000,000             1.75%
$1,000,000  and over                             0%*
---------------------------
* Investors do not pay a sales charge at the time of purchase on purchases of $1 million or more; however, except as waived by the dealer of record as stated in the subsection "Application of Class A Common Shares Early Withdrawal Charge," SISC may pay the investment dealers of record on purchases of Class A Common Shares of $1 million or more a fee of up to 1% of the net asset value of each purchase.


As mentioned above SISC may pay Authorized Dealers a fee of up to 1.00% of net asset value for Class A Common Share transactions over $1,000,000. Dealer reallowance may be changed by SISC from time to time, and upon notice, SISC may reallow up to the full applicable sales charge to certain Authorized Dealers.
In addition, if Common Shares of the Fund are sold by an Authorized Dealer, SISC may in its discretion pay up to a maximum of 0.25% of the value of such Common Shares to such Authorized Dealers.

                               HOW TO BUY SHARES

If you are new to the Fund or Sierra Trust Funds, complete and sign a new Account Application and mail it along with your check. You may also open your account in person or by wire as described on the following pages. Shares can be purchased directly through a representative of Great Western Financial Securities Corporation ("GW Securities"). Payment for shares is due at GW Securities no later than the settlement date, which is the third business day after the order is placed. If there is no application form accompanying this prospectus, call 800-222-5852.

After having read the Fund's prospectus, if you have money invested in a Fund of the Sierra Trust Funds, you can:

 . Mail in a check with the additional investment slip attached to your account statement;
 . Mail in a completed application form with a check; or . Invest in the Fund by exchanging from the same Class of another Fund of the
  Sierra Trust Funds by calling 800-222-5852.

If you are investing through a tax-sheltered retirement plan, such as an IRA, you will need a special application form. Retirement investing also involves its own investment procedures. Call 800-222-5852 for more information and a retirement application form.

General Information About Purchases.

Minimum Investments

To Open a Class A Common Shares Account                    $250
For Sierra Automatic Investment Plan Accounts and
 Investment of Dividends or Distributions of a Non-
 Affiliated Fund (as defined in the following
 paragraph)                                                $100
For investment of Distributions Paid to GW
 Securities Clients by Certain Unit Investment Trusts
 (each, a "UIT")                                           $ 25


To Add to a Class A Common Shares Account                  $100
For Sierra Automatic Investment Plan Accounts and
 Investment of Dividends or Distributions of a Non-
 Affiliated Fund                                           $ 25
For Investment of Distributions Paid to GW
 Securities Clients by Certain UITs                        $ 25

Minimum Balance for a Class A Common Shares                $250
 Account
For Sierra Automatic Investment Plan Accounts and
 Investment of Dividends or Distributions of a Non-
 Affiliated Fund                                           None
For Investment of Distributions Paid to GW
 Securities Clients by Certain UITs                        $ 25


The Fund has a minimum of $250 for initial investments and $100 for subsequent investments for Class A Common Shares, except that (i) shareholders who participate in the Sierra Automatic Investment Plan (the "Plan") may establish Fund accounts for a minimum initial investment of $100 and subsequent automatic investments of $25 a month (ii) shareholders of non-money market mutual funds not affiliated with the Trust or Sierra Services (each, a "Non-Affiliated Fund") may establish Fund accounts by investing dividends or distributions for such Non-Affiliated Fund for a minimum initial investment of $100 and subsequent investments of $25; and (iii) GW Securities clients may establish Fund accounts by investing UIT distributions for a minimum initial investment of $25 and subsequent investments of $25. For more information see section entitled "Waivers of Class A Common Shares Sales Charge."

Acceptance of Orders

The Fund reserves the right to reject any purchase order for its Common Shares and to suspend the offering of its Common Shares for any period of time.

Investments Made By Check

Money transmitted by a check drawn on a member of the Federal Reserve System is converted to Federal Funds within one business day following receipt and is then invested in the Fund. Checks drawn on banks that are not members of the Federal Reserve System may take longer to be converted and invested. All payments must be in U.S. Dollars.

If you buy shares by check and then tender those shares except in an exchange to a fund of the Sierra Trust Funds, the payment may be delayed for up to fifteen days or more to ensure that your check clears.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan will be established automatically for each shareholder unless the shareholder specifies by completing the appropriate section of the Fund's Account Application or otherwise notifies Shareholder Services in writing at the address provided below. Under this plan, all income dividends and capital gain distributions will be automatically reinvested in additional shares of the Fund that paid the dividend at the net asset value ("NAV") determined on the dividend payment date. The election may be made or changed by writing to Sierra Administration at 9301 Corbin Avenue, Suite 333, P.O. Box 1160, Northridge, California 91328-1160 or by telephoning Sierra Administration at 800-222-5852.

Sierra Automatic Investment Plan (the "Plan")

One easy way to pursue your financial goals is to invest money regularly. While regular investment plans do not guarantee a profit and will not protect you against loss in a declining market, they can be an excellent way to invest for retirement, a home, educational expenses, and other long-term financial goals. Certain restrictions apply for retirement accounts. Call 800-222-5852 for more information.

The Plan offers a simple way to maintain a regular investment program. With the Plan, monthly investments (minimum $25) are made automatically from the shareholder's account at a bank, savings and loan or credit union into the shareholder's Fund account on the 15th of each month. The minimum for opening a Fund account through the Plan is $100. By enrolling in the Plan, the shareholder authorizes the Fund and its agents to withdraw funds from the designated account at a bank or other financial institution. Such an account must have check or draft writing privileges. This privilege may be selected by completing the appropriate section of the Fund's Account Application or by contacting a GW Securities representative, or Sierra Administration (800-222-5852) for the appropriate forms.

Once enrolled in the Plan, shareholders will receive written confirmation of each transaction, and a debit will appear on the shareholder's bank statement. To change the amount, the shareholder must notify Sierra Administration at 800-222-5852 at least ten business days prior to the scheduled investment date. Shareholders who redeem their Plan accounts in full are not required to provide prior notification to terminate the service. The Fund may immediately terminate a shareholder's Plan in the event that any item is unpaid by the shareholder's financial institution. Fund shares purchased through the Plan must be owned for 15 days before they may be redeemed. The Fund may terminate or modify this privilege at any time.

Retirement Plans

Shares of the Fund are available for purchase in connection with a variety of tax-deferred prototype retirement plans: (1) IRAs (including "rollovers" from existing retirement plans) for individuals and their spouses; (2) Profit Sharing and Money-Purchase Plans for corporations and self-employed individuals and their partners to benefit themselves and their employees; and (3) 403(b) Plans. Custodian fees may be charged in connection with these retirement plans. If you are investing through an IRA, you will need a special application form. Retirement investing also involves its own investment procedures. For additional information regarding investments made by qualified plans, see "Waivers of Class A Common Shares Sales Charges." For more information regarding retirement plans or to receive an IRA application form, telephone Sierra Administration at 800-222-5852.

How to Invest in the Fund

------------------------------------------------------------------------------
                           To Open an Account:       To Add to an Account:
                           Minimum $250*             Minimum $100*
------------------------------------------------------------------------------

By Phone                   . Exchange from a         . Exchange from a
800-222-5852                 Sierra Trust Fund         Sierra Trust Fund
                             account with same         account with the same
                             registration,             registration,
                             including name,           including name,
                             address, and taxpayer     address, and taxpayer
                             ID number (social         ID number.
                             security number for an
                             individual).

                           . Call Sierra             . To transfer funds
                             Administration at         from your Great
                             800-222-5852.             Western Bank Checking
                                                       Account or Savings
                                                       Account, or your GW
                                                       Securities Brokerage
                                                       Account, call your GW
                                                       Securities
                                                       representative.

                                                     . Call Sierra
                                                       Administration at
                                                       800-222-5852.




         Tables continued on following page.
--------------------------------------------------------------------------------

By Mail                    . Complete and sign the   . Make your check
                             application. Make your    payable to "Great
                             check or negotiable       Western Financial
                             bank draft payable to     Securities
                             "Great Western            Corporation." Indicate
                             Financial Securities      your Fund account
                             Corporation" or           number on your check.
                             include the account       Include the "next
                             number of the Great       investment" stub from
                             Western account or GW     your previous account
                             Securities brokerage      statement. Mail the
                             account from which        check and stub to the
                             your investment will      address printed on
                             be drawn.                 your account statement.

                             Mail the completed      . Exchange by mail:
                             application form and      call 800-222-5852 for
                             check to:                 instructions.
                             Sierra Prime Income
                             Fund
                             P.O. Box  5118
                             Westborough,
                             Massachusetts
                             01581-5118
--------------------------------------------------------------------------------

In Person                  . Visit a GW              . Visit a GW
                             Securities                Securities
                             Representative at your    Representative at your
                             nearest Great Western     nearest Great Western
                             Bank branch. Call         Bank branch. Call
                             800-222-5852 for the      800-222-5852 for the
                             Great Western Bank        Great Western branch
                             branch nearest you.       nearest you.

--------------------------------------------------------------------------------

------------------------------------------------------------------------------
                          To Open an Account:        To Add to an Account:
                          Minimum $250*              Minimum $100*
------------------------------------------------------------------------------


By Wire                   1. Telephone Sierra        . Instruct your
                             Administration and        bank/financial
                             give the (a) name of      institution to wire
                             the account as you        Federal Funds as
                             wish it to be             described at left
                             registered; (b)           under paragraph 2 and
                             address of the            inform Sierra
                             account; (c) taxpayer     Administration
                             ID number (social         (800) 222-5852 of the
                             security number for an    incoming wire.
                             individual); and (d)
                             Fund name.

                          2. Instruct your bank
                             to wire Federal Funds
                             exactly as follows:
                             Boston Safe Deposit
                             Trust
                             Westborough, MA
                             ABA #011-001234
                             For credit to:  Sierra
                             Prime Income Fund
                             Account # 132012
                             (Fund Name)
                             (Customer's Name)
                             (Customer's Social
                             Security Number)

                          3. Mail the completed
                             application form to:
                             Sierra Fund
                             Administration
                             Corporation
                             9301 Corbin Avenue,
                             Suite 333
                             P.O. Box 1160
                             Northridge, California
                             91328-1160







                          Tables continued on following page.

------------------------------------------------------------------------------
                          To Open an Account:        To Add to an Account:
                          Minimum $250*              Minimum $100*
------------------------------------------------------------------------------


                          1. Obtain and              . Pre-authorized
Automatically                complete an               monthly investments
                             application form.         are now processed
(Minimum New Account                                   automatically.
 amount $100)             2. Attach a voided
                             check or deposit slip     (Minimum Amount $25)
                             from the account you
                             would like the
                             investments
                             transferred from on
                             the 15th of each month.

                          3. Mail the application to
                             the address listed above.


* $25 minimum to open or add to an account with investment of certain UIT distributions, and $100 minimum to open an account, and $25 minimum to add to an account, with investment of dividends or distributions from Non-Affiliated Funds. See "How to Buy Shares -- Minimum Investments" section.

                       REDUCED SALES CHARGE AT PURCHASE

As described below, the sales charge on purchases of the Fund's Class A Common Shares may be reduced through: (1) a Right of Accumulation; (2) Quantity Discounts; (3) a Letter of Intent; and (4) Reinvestment Privileges. Reduced sales charges may be modified or terminated at any time as to new purchases and/or letters of intent and are subject to confirmation of an investor's holdings. For more information about reduced sales charges, contact your GW Securities representative or call 800-222-5852.

Right of Accumulation

Under the Right of Accumulation, the current value of an investor's existing Class A Shares in a Non-Money Market Fund of Sierra Trust Funds and Class B and Class S Shares in all the Funds of the Sierra Trust Funds may be combined with the amount of the investor's current purchase in the Fund in determining the sales charge applicable to the Class A Common Shares. In order to receive the cumulative quantity reduction, the investor or the securities dealer must call previous purchases of such Class A, Class B and Class S Shares to the attention of Sierra Administration at the time of the current purchase.

Quantity Discounts

As shown in the tables on pages 29 and 30 and under the Right of Accumulation section, larger purchases of the Class A Common Shares of the Fund combined with Non-Money Fund Class A Shares and Class B and Class S Shares of all the Sierra Trust Funds reduce the sales charge paid on the Class A Common Shares. The Fund will combine purchases of the Class A Common Shares of the Fund with the Non-Money Fund Class A Shares, Class B and Class S Shares of Sierra Trust Funds made on the same day by the investor, spouse, and any minor children when calculating the Class A Common Shares sales charge. In order to receive the cumulative quantity reduction, the investor or the securities dealer must call related purchases of such Class A Common Shares, Class A, Class B and Class S Shares to the attention of Sierra Administration at the time of the current purchase.

Letter of Intent

An investor may qualify for a reduced sales charge on Class A Common Shares immediately by signing a non-binding "Letter of Intent" stating the investor's intention to invest during the following 13 months a specified amount in the Class A Common Shares which, if made at one time, would qualify for a reduced sales charge. Any redemptions of Class A Common Shares made during the 13-month period will be subtracted from the amount of purchases of Class A Common Shares in determining whether the terms of the Letter of Intent have been met. During the term of a Letter of Intent, Sierra Administration will hold Class A Common Shares representing 5% of the amount purchased in escrow for payment of a higher sales load if the full amount specified in the Letter of

Intent is not purchased within the 13-month period. The escrowed shares will be released when the full amount specified has been purchased. If the full amount specified is not purchased within the 13-month period, the investor will be required to pay an amount equal to the difference in the dollar amount of sales charge actually paid and the amount of sales charge the investor would have had to pay on the investor's aggregate purchases of Class A Common Shares if the total of such purchases had been made at a single time.

Reinvestment Privilege

Upon repurchase of the Class A Common Shares, a shareholder has the right, to be exercised within 180 days, to reinvest any or all of the repurchase proceeds in Class A Common Shares of the Fund without any sales charge at the next determined NAV after receipt of the purchase order. The shareholder must notify GW Securities in writing concerning the reinvestment in order to avoid the sales charge.

Exchange Privilege

Shareholders of Sierra Trust Funds are permitted to exchange their Class A Shares for the Class A Common Shares of the Fund. If the Class A Common Shares acquired in the exchange are subject to a higher sales load, a sales load may be charged in an amount up to the difference between the sales load previously paid and the initial sales load applicable to the Class A Common Shares of the Fund being acquired.

                WAIVERS OF CLASS A COMMON SHARES SALES CHARGES

No initial sales charge will be assessed with respect to Class A Common Shares of the Fund on: (1) purchases by (a) employees or retired employees of Great Western Financial Corporation ("GWFC") or any of its affiliates and members of their immediate families (spouses and minor children) and IRAs, Keough Plans or employee benefit plans for those employees and retired employees; (b) directors, trustees, officers or advisory board members, or persons retired from such positions, of any investment company for which GWFC or an affiliate serves as investment advisor; (c) registered representatives or full-time employees of Authorized Dealers or full-time employees of banks affiliated with such dealers;
(2) purchases by retirement plans created pursuant to Section 457 of the Code;
(3) purchases that are paid for with the proceeds from the redemption of shares of a non-money market mutual fund not affiliated with the Trust or Sierra Services, where the purchase occurs within 15 Business Days of the prior redemption and is evidenced by a confirmation of the redemption transaction or a broker-to-broker transfer request (Shareholder Services must be notified at the time of purchase that the purchase being made qualifies for a purchase at NAV);
(4) purchases by employees of any of the Fund's Sub-Advisors; (5) purchases by accounts as to which an Authorized Dealer or a bank affiliated with an Authorized Dealer charges an account management fee, provided that the Authorized Dealer or bank has an agreement with the Distributor (investors may be charged an additional service or transaction fee by the Authorized Dealer or Banks); (6) purchases by a GW Securities client through investment of distributions paid by a UIT within 30 days of the payment of such distributions where the client's interests in such UIT were acquired through GW Securities; and (7) purchases through investment of dividends or distributions paid by a Non-Affiliated Fund within 30 days of the payment of such dividends or distributions.


Additional groups of investors that are not subject to an initial sales charge on purchases of Class A Common Shares through an Authorized Dealer include either (a) investors purchasing Class A Common Shares through an employee benefit trust created pursuant to a 401(k) Plan that has invested in the aggregate more than $1 million in the Fund, or (b) investors purchasing Class A Common Shares through a 403(b) Plan that has more than $1 million in the Fund.



The Class A Common Shares Early Withdrawal Charge ("EWC"), described below, is waived for repurchases or tendering of Class A Common Shares (i) that are part of exchanges for Class A Shares of Sierra Trust Funds; (ii) for distributions to pay benefits to participants from a retirement plan qualified under Section 401(a) or 401(k) of the Code, including distributions due to the death or disability of the participant (including one who owns the shares as a joint tenant); (iii) for distributions from a 403(b) Plan or an IRA due to death, disability, or attainment of age 70 1/2, including certain involuntary distributions; (iv) for tax-free returns of excess contributions to an IRA; (v) for distributions by other employee benefit plans to pay benefits; and (vi) by a 401(k) Plan participant so long as the shares were purchased through the 401(k) Plan and the 401(k) Plan continues in effect with investments in Class A Common Shares of the Fund.

         APPLICATION OF CLASS A COMMON SHARES EARLY WITHDRAWAL CHARGE

The Class A Common Shares EWC of 1.0% or 0.5% may be imposed on certain redemptions within one or two years of purchase, respectively, with respect to Class A Common Shares (i) purchased at NAV without a sales charge at time of purchase (purchases of $1 million or more), (ii) acquired through an exchange for Class A Shares of a Non-Money Fund of the Sierra Trust Funds purchased at NAV without a sales charge at time of purchase (purchases of $1 million or more), (iii) purchased through an employee benefit trust created pursuant to a plan qualified under Section 401(k) of the Code ("401(k) Plan"), or (iv) purchased through a retirement plan qualified under Section 403(b) of the Code ("403(b) Plan"). The Class A Common Shares EWC will not be imposed on Class A Common Shares purchased by (i) a qualified retirement plan that, at the time of purchase, had not fewer than 500 eligible employees, (ii) a qualified retirement plan that, at the time of purchase, had assets exceeding $100 million, or (iii) an institution investing $5 million or more in the aggregate in the portfolios of the Fund or Sierra Trust Funds.

Purchases of $1 million or more and certain other purchases are not subject to the sales charge at the time of purchase, but may be subject to a 1.0% early withdrawal charge on repurchases or tenders within one year of purchase or a 0.5% early withdrawal charge on repurchases or tenders during the second year after purchase. No sales charge at time of purchase and no early withdrawal charge will be assessed on the reinvestment of dividends or distributions on Class A Common Shares or on purchases of Class A Common Shares under the 180-day reinvestment privilege described in a previous section.


                       COMMUNICATIONS WITH SHAREHOLDERS

The Fund will send semi-annual and annual reports to shareholders, including a list of the portfolio investments held by the Fund.

From time to time advertisements and other sales materials for the Fund may include information concerning the historical performance of the Fund. Any such information may include a distribution rate and an average compounded distribution rate of the Fund for specified periods of time. Such information may also include performance rankings and similar information from independent organizations such as Lipper Analytical Services, Inc., Business Week, Forbes or other industry publications.

Understanding Performance


Because the Fund invests in floating and variable corporate loans, its performance is related to the creditworthiness of the corporate issuers of the loans, and to a lesser extent, the general level of interest rates. Total return reflects both the reinvestment of income and the change in a Fund's share price. Because the Fund primarily invests in floating and variable corporate loans, its share price volatility and total return will depend largely on the creditworthiness of each particular corporate issuer. Share value will tend to decrease when the floating and/or variable loans of the portfolio are having difficulty in terms of repayment. In addition, share value may decrease when interest rates rise and increase when interest rates fall.

Explanation of Terms

Total return is the change in value of an investment in a Fund over a given period, assuming reinvestment of any dividends and capital gains. A cumulative total return reflects actual performance over a stated period of time.

An average annual total return is a hypothetical rate of return that, if achieved annually, would have produced the same cumulative total return if performance had been constant over the entire period. Average annual total returns smooth out variations in performance; they are not the same as actual year-by-year results.

Yield of a Fund is the income generated by an investment in the Fund over a 30-day period. See below for a further description of these terms.

Yield

From time to time, the Fund may advertise its 30-day yield. The 30-day yield of the Fund refers to the income generated by an investment in the Fund over the 30-day period identified in the advertisement, and is computed by dividing the net investment income per share earned by the Fund during the period by the maximum Public Offering Price per share on the last day of the 30-day period. This income is "annualized" by assuming that the amount of income is generated each month over a one-year period and is compounded semiannually. The annualized income is then shown as a percentage of the maximum Public Offering Price. In addition, the Fund may advertise a similar 30-day yield computed in the same manner except that the NAV per share is used in place of the Public Offering Price per share. The Fund calculates the compounded distribution rate by adding one to the monthly distribution rate, raising the sum to the power of 12 and subtracting one from the product. In circumstances in which the Fund believes that, as a result of decreases in market rates of interest, its expected monthly distributions may be less than the distributions with respect to the immediately preceding monthly distribution period, the Fund reserves the right to calculate the distribution rate on the basis of a period of less than one month.

Total Return

From time to time, the Fund may advertise its average annual total return over various periods of time. Such total return figures show the average percentage change in value of an investment in the Fund from the beginning date of the measuring period. These figures reflect changes in the price of the Fund's shares and assume that any income dividends and/or capital gains distributions made by the Fund during the period were reinvested in shares of the Fund. Figures will be given for recent one-, five- and ten-year periods (if applicable), and may be given for other periods as well (such as from commencement of the Fund's operations, or on a year-by-year basis).

Additional Performance Quotations. Advertisements of total return will always show a calculation that includes the effect of the maximum sales charge but may also show total return without giving effect to that charge. Similarly, the Fund may provide yield quotations in investor communications based on the Fund's net asset value (rather than its Public Offering Price) per share on the last day of the period covered by the yield computation. Because these additional quotations will not reflect the maximum sales charge payable, such performance quotations will be higher than the performance quotations that include the maximum sales charge.

Total returns and yields are based on past results and are not a prediction of future performance.

Performance Comparisons

In reports or other communications to shareholders or in advertising material, a Fund may compare the performance of its Class A Common Shares with that of other mutual funds as listed in the rankings prepared by Lipper Analytical Services, Inc., CDA Technologies, Inc. or similar independent services that monitor the performance of mutual funds or with other appropriate indexes of investment securities. In addition, certain indexes may be used to illustrate historic performance of select asset classes. These may include, among others, the prime rate, CD rate, money market rate and LIBOR. The performance information may also include evaluations of the Funds published by nationally recognized ranking services and by financial publications that are nationally recognized, such as Business Week, Forbes, Fortune, Institutional Investor, Money and The Wall Street Journal. If the Fund compares its performance to other funds or to relevant indexes, the Fund's performance will be stated in the same terms in which such comparative data and indexes are stated, which is normally total return rather than yield. For these purposes the performance of the Fund, as well as the performance of such investment companies or indexes, may not reflect sales charges, which, if reflected, would reduce performance results.

Obtaining Performance Information

The Fund's strategies, performance, and holdings will be detailed twice a year in fund reports, which are sent to all shareholders. The SAI describes the methods used to determine the Fund's performance. Shareholders may call

800-222-5852 for performance information. Shareholders may make inquiries regarding the Fund, including current total return figures, to any representative of GW Securities, or by calling 800-222-5852.

The following table is intended to provide investors with a comparison of short-term money market rates. This comparison should not be considered a representation of future money market rates, nor what an investment in the Fund may earn or what an investor's yield or total return may be in the future.
These comparisons may be used in advertisements and in information furnished to present or prospective shareholders.



                                          --------------------------------------------

                                          1991   1992   1993   1994   1995  1996
                                          -----  -----  -----  -----  ----  ----
Prime Rate(1) ..........................  8.46%  6.25%  6.00%  8.50%
C.D. Rate(2) ...........................  5.91   3.76   3.28   6.90
Money Market
Rate (3) ...............................  5.44   3.36   2.70   3.75
LIBOR(4) ...............................  4.25   3.43   3.37   6.50

----------------------------

(1) The Prime Rate quoted by a major U.S. bank is the base rate on corporate loans at large U.S. money center commercial banks. Source: Federal Reserve Bulletin.

(2) The Certificate of Deposit Rate represents the average annual rate paid on large six-month CDs traded in the secondary market. Source: Bloomberg.

(3) The Money Market Rate represents Donoghue's Money Fund Averages for taxable money market funds.

(4) The London Inter-Bank Offered Rate represents the rate at which most creditworthy international banks dealing in Eurodollars charge each other for large loans. Source: Bloomberg.


                  CUSTODIAN, ADMINISTRATOR AND TRANSFER AGENT


Sierra Administration is responsible for all administrative recordkeeping and accounting services for the Trust. First Data Investor Services Group, Inc. ("First Data"), a subsidiary of First Data Corp., serves as sub-administrator and transfer agent of the Trust. First Data is located at One Exchange Place, 53 State Street, Boston, Massachusetts 02109-2873. On or about March 20, 1998, Murphy Favre Securities Services, Inc. ("Murphy Favre"), an affiliate of Composite, will become the transfer agent and administrator for the Fund, and administrative services formerly provided by Sierra Fund Administration Corporation will be provided by Murphy Favre.


                                LEGAL OPINIONS

Certain legal matters in connection with the Common Shares offered hereby have been passed upon for the Fund by Morgan, Lewis & Bockius LLP.


                                    EXPERTS

The financial statements included in the Statement of Additional Information, have been so included in reliance on the report of Price Waterhouse LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its Rules and Regulations.

Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

The Table of Contents for the Statement of Additional Information is as follows:

                                                                                              Page
                                                                                              ----

Investment Objective and Policies and Special Risk Factors...................................  B-2

Investment Restrictions......................................................................  B-9

Officers and Trustees........................................................................ B-11

Portfolio Transactions....................................................................... B-14

Management of the Fund....................................................................... B-15

Net Asset Value.............................................................................. B-17

Determination of Performance................................................................. B-18

Taxation..................................................................................... B-20

Repurchase (Tender Offer) of Shares.......................................................... B-22

Independent Auditor's Report................................................................. FS-1

Financial Statements......................................................................... FS-2

                            SIERRA PRIME INCOME FUND

                      STATEMENT OF ADDITIONAL INFORMATION


Sierra Prime Income Fund (the "Fund") is a non-diversified, closed-end management investment company whose investment objective is to provide Common Shareholders with a high level of current income, consistent with preservation of capital. This Statement of Additional Information is not a prospectus, but should be read in conjunction with the Prospectus for the Fund dated January 30, 1998 (the "Prospectus"). This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing shares of the Fund, and investors should obtain and read the Prospectus prior to purchasing shares. A copy of the Prospectus may be obtained without charge, by calling 800-222-5852. This Statement of Additional Information incorporates by reference the entire Prospectus.


                               TABLE OF CONTENTS


                                                             Page
                                                             ----

INVESTMENT OBJECTIVE AND POLICIES AND SPECIAL RISK FACTORS...  B-2

INVESTMENT RESTRICTIONS......................................  B-8

TRUSTEES AND OFFICERS........................................ B-10

PORTFOLIO TRANSACTIONS....................................... B-15

NET ASSET VALUE.............................................. B-18

DETERMINATION OF PERFORMANCE................................. B-19

TAXATION..................................................... B-21

REPURCHASE (TENDER OFFER) OF SHARES.......................... B-24

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT........ FS-1


The Prospectus and this Statement of Additional Information omit certain information contained in the registration statement filed with the Securities and Exchange Commission, Washington, D.C. (the "SEC"). These items may be obtained from the SEC upon payment of the fee prescribed or inspected at the SEC's office at no charge.

      This Statement of Additional Information is dated January 30, 1998.

                       INVESTMENT OBJECTIVE AND POLICIES
                            AND SPECIAL RISK FACTORS

The Fund's investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund seeks to achieve its objective through investment primarily in a professionally managed portfolio of interests in floating or variable rate Senior Loans to Borrowers. Although the Fund's net asset value will vary, the Fund's policy of acquiring interests in floating or variable rate Senior Loans is expected to minimize the fluctuations in the Fund's net asset value as a result of changes in interest rates. While the Fund seeks relative share price (NAV) stability, its net asset value may be affected by changes in the credit quality of Borrowers with respect to Senior Loan interests in which the Fund invests. The Fund seeks to achieve over time a high effective yield. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective.

Certain Characteristics of Senior Loan Interests

Senior Loans generally are arranged through private negotiations between a Borrower and several financial institutions ("Lenders") represented in each case by one or more such Lenders acting as agent ("Agent") of the several Lenders.
On behalf of the several Lenders, the Agent, which is frequently the commercial bank or other entity that originates the Senior Loan and the person that invites other parties to join the lending syndicate, will be primarily responsible for negotiating the loan agreement or agreements ("Loan Agreement") that establish the relative terms, conditions and rights of the Borrower and the several Lenders. In larger transactions it is common to have several Agents; however, generally only one such agent has primary responsibility for documentation and administration of the Senior Loan. Agents are typically paid a fee or fees by the Borrower for their services.

The Fund will invest in participations ("Participations") in Senior Loans, will purchase assignments ("Assignments") of portions of Senior Loans from third parties and may act as one of the group of Lenders originating a Senior Loan (an "Original Lender").

It is anticipated that the proceeds of the Senior Loans in which the Fund will acquire interests primarily will be used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, and, to a lesser extent, to finance internal growth and for other corporate purposes of Borrowers. The Fund currently does not intend to acquire interests in Senior Loans the proceeds of which would be used primarily to finance construction or real estate development projects. Senior Loans have the most senior position in a Borrower's capital structure, although some Senior Loans may hold an equal ranking with other senior securities of the Borrower. The capital structure of Borrowers may include Senior Loans, senior and junior subordinated debt (which may include "junk bonds"), preferred stock and common stock issued by the Borrower, typically in descending order of seniority with respect to claims on the Borrower's assets. Senior Loans generally are secured by specific collateral, which may include guarantees. In connection with the acquisition of collateralized Senior Loans, the Fund may invest up to 5% of its total assets in Senior Loans which are not secured by any collateral. Such unsecured Senior Loans would constitute an interim financing intended to be refinanced through, in whole or in part, a collateralized Senior Loan. In the event that the Fund invests a portion of its assets in Senior Loans that are not secured by specific collateral, the Fund will not enjoy the benefits associated with collateralization with respect to such Senior Loans and such Senior Loans may pose a greater risk of nonpayment of interest or loss of principal than do collateralized Senior Loans.

As discussed below, the Fund may also acquire warrants and equity securities issued by the Borrower or its affiliates as part of a package of investments in the Borrower or its affiliates. Warrants and equity securities will not be treated as Senior Loans and thus assets invested in such securities will not count toward the 80% of the Fund's total assets that normally will be invested in Senior Loans. The Fund will acquire such interests in unsecured Senior Loans, warrants and equity securities only as an incident to the intended purchase of interests in collateralized Senior Loans. Loan Agreements may also include various restrictive covenants designed to limit the activities of the Borrower in an effort to protect the right of the Lenders to receive timely payments of interest on and repayment of principal of the Senior Loans. In order to borrow money pursuant to collateralized Senior Loans, a Borrower will frequently, for the term of the Senior Loan, pledge as collateral assets, including but not limited to, trademarks, accounts receivable, inventory, buildings, real estate, franchises, and common and preferred stock in its subsidiaries. In addition, in the case of some Senior Loans, there may be additional collateral pledged in the form of guarantees by and/or securities of affiliates of the Borrowers. In certain instances, a Senior Loan may be secured only by stock in the Borrower or its subsidiaries. Such collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower's obligations under a Senior Loan.

Restrictive covenants may include mandatory prepayment provisions arising from excess cash flows and typically include restrictions on dividend payments, specific mandatory minimum financial ratios, limits on total debt and other financial tests. Breach of such covenants, if not waived by the Lenders, is generally an event of default under the applicable Loan Agreement and may give the Lenders the right to accelerate principal and interest payments. The Advisor will consider the terms of such restrictive covenants in deciding whether to invest in Senior Loans for the Fund's portfolio. When the Fund holds a Participation in a Senior Loan it may not have the right to vote to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and such Lenders may not consider the interests of the Fund in connection with their votes.

Senior Loans in which the Fund will invest generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. As a result Lenders will pay more than the Prime Rate to the Fund on their Senior Loans. These base lending rates are generally the Prime Rate, LIBOR, the CD rate or other base lending rates used by commercial lenders. The Prime Rate quoted by a major U.S. bank is the interest rate at which such bank is willing to lend U.S. dollars to its most creditworthy borrowers. LIBOR, as provided for in Loan Agreements, is an average of the interest rates quoted by several designated banks as the rates at which such banks would offer to pay interest to major financial institutional depositors in the London interbank market on U.S. dollar-denominated deposits for a specified period of time. The CD rate, as generally provided for in Loan Agreements, is the average rate paid on large certificates of deposit traded in the secondary market.

At least 80% of the Fund's total assets normally will be invested in Senior Loans. In normal market conditions, at least 65% of the Fund's assets will be invested in Senior Loans which, at the time of the Fund's initial investment in such Senior Loans, provide the Fund with a rate of return which approximates the Prime Rate existing on the date of such initial investment. The Fund is not subject to any restrictions with respect to the maturity of Senior Loans held in its portfolio. It is currently anticipated that the Fund's assets invested in Senior Loans will consist of Senior Loans with stated maturities of between three and seven years, inclusive, and with rates of interest which are periodically reset with reset periods typically ranging from 30 days to one year. Investment in Senior Loans with longer interest rate redetermination periods may increase fluctuations in the Fund's net asset value as a result of changes in interest rates. The Senior Loans in the Fund's portfolio will at all times have a dollar-weighted average time until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Senior Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Senior Loans should decrease. The amount of time required to pass before the Fund will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the Senior Loans in the Fund's portfolio. The Fund may utilize certain investment practices to, among other things, shorten the effective interest rate redetermination period of Senior Loans in its portfolio. In such event, the Fund will consider such shortened period to be the interest rate redetermination period of the Senior Loan; provided, however, that the Fund will not invest in Senior Loans which permit the Borrower to select an interest rate redetermination period in excess of one year. Because most Senior Loans in the Fund's portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a Borrower to prepay its loans, prepayments of Senior Loans in the Fund's portfolio may occur. Accordingly, the actual remaining maturity of the Fund's portfolio invested in Senior Loans may vary substantially from the average stated maturity of the Senior Loans held in the Fund's portfolio. As a result of expected prepayments from time to time of Senior Loans in the Fund's portfolio, the Fund estimates that the actual average maturity of the Senior Loans held in its portfolio will be approximately 18-24 months.

When interest rates decline, the value of a portfolio invested in fixed-rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a portfolio invested in fixed-rate obligations can be expected to decline. Although the Fund's net asset value will vary, the Fund's management expects the Fund's policy of acquiring interests in floating or variable rate Senior Loans to minimize fluctuations in net asset value as a result of changes in interest rates. Accordingly, the Fund's management expects the value of the Fund's portfolio to fluctuate significantly less than a portfolio of fixed-rate, longer term obligations as a result of interest rate changes. However, changes in prevailing interest rates can be expected to cause some fluctuation in the Fund's net asset value. In addition to changes in interest rates, changes in the credit quality of Borrowers will also affect the Fund's net asset value. Further, a serious deterioration in the credit quality of a Borrower could cause a prolonged or permanent decrease in the Fund's net asset value.

Senior Loans generally are not rated by nationally recognized statistical rating organizations. Because of the collateralized and/or guaranteed nature of most Senior Loans, the Fund and the Advisor believe that ratings of other securities issued by a Borrower do not necessarily reflect adequately the relative quality of a Borrower's Senior Loans. Therefore, although the Advisor may consider such ratings in determining whether to invest in a particular Senior Loan, the Advisor is not required to consider such ratings and such ratings will not be the determinative factor in the Advisor's analysis. The Fund may invest in Senior Loans, the Borrowers with respect to which have outstanding debt securities which are rated below investment grade by a nationally recognized statistical rating organization or are unrated but of comparable quality to such securities. Such Borrowers are more likely to experience difficulty in meeting payment obligations under such debt and other subordinated obligations. These difficulties could detract from the Borrower's perceived creditworthiness or its ability to obtain financing to cover short-term cash flow needs and may face the Borrower into bankruptcy or other forms of credit restrictions. The Fund will invest only in those Senior Loans with respect to which the Borrower, in the opinion of the Advisor, demonstrates certain of the following characteristics: sufficient cash flow to service debt; adequate liquidity, successful operating history; strong competitive position; experienced management; and, with respect to collateralized Senior Loans, collateral; coverage that equals or exceeds the outstanding principal amount of the Senior Loan. In addition, the Advisor will consider, and may rely in part, on the analyses performed by the Agent and other Lenders, including such persons' determinations with respect to collateral securing a Senior Loan.

The Fund may invest up to 100% of its assets in Participations. The selling Lenders and other persons interpositioned between such Lenders and the Fund with respect to such Participations will likely conduct their principal business activities in the banking, finance and financial services industries. Although, as discussed below, the Fund has taken measures which it believes significantly reduce its exposure to any risks incident to such policy, the Fund may be more susceptible than an investment company without such a policy to any single economic, political or regulatory occurrence affecting such industries. Persons engaged in such industries may be more susceptible than are persons engaged in some other industry to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee's monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

Participations by the Fund in a Lender's portion of a Senior Loan typically result in the Fund having a contractual relationship only with such Lender, not with the Borrower. The Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by such Lender of such payments from the Borrower. In connection with purchasing Participations, the Fund generally will have no right to enforce compliance by the Borrower with the terms of the Loan Agreement, nor any rights with respect to any funds acquired by other Lenders through set-off against the Borrower and the Fund may not directly benefit from the collateral supporting the Senior Loan in which it has purchased the Participation. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the

Participation. In the event of the insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of such Lender, and may not benefit from any set-off between such Lender and the Borrower. The Fund has taken the following measures in an effort to minimize such risks. The Fund will only acquire Participations if the Lender selling the Participation, and any other persons interpositioned between the Fund and the Lender, (i) at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by Standard & Poor's Ratings Group ("S&P") or Baa or P-3 or higher by Moody's Investors Service ("Moody's")) or determined by the Advisor to be of comparable quality and (ii) has entered into an agreement which provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund. Long-term debt rated BBB by S&P is regarded by S&P as having adequate capacity to pay interest and repay principal and debt rated Baa by Moody's is regarded by Moody's as a medium grade obligation, i.e., it is neither highly protected nor poorly secured. Commercial paper rated A-1 by S&P indicates that the degree of safety regarding timely payment is considered by S&P to be either overwhelming or very strong and issues of commercial paper rated Prime-1 by Moody's are considered by Moody's to have a superior ability for repayment of senior short-term debt obligations. The Fund ordinarily will purchase a Participation only if, at the time of such purchase, the Fund believes that the party from whom it is purchasing such Participation is retaining an interest in the underlying Senior Loan. In the event that the Fund does not so believe, it will only purchase such a Participation if, in addition to the requirements set forth above, the party from whom the Fund is purchasing such Participation (i) is a bank, a member of a national securities exchange or other entity designated in the Investment Company Act of 1940, as amended, as qualified to serve as a custodian for a registered investment company and (ii) has been approved as a custodian by the Board of Trustees of the Fund (a "Designated Custodian").

The Fund may also purchase Assignments from Lenders. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement with the same rights and obligations as the assigning Lender. Assignments are, however, arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.

When the Fund is an Original Lender originating a Senior Loan it may share in a fee paid to the Original Lenders. The Fund will never act as the Agent or principal negotiator or administrator of a Senior Loan. When the Fund is a Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may have rights with respect to any funds acquired by other Lenders through set-off. Lenders also have full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or releasing collateral therefor, frequently require the unanimous vote or consent of all Lenders affected. The composition of the Fund's investment portfolio of Senior Loans may be affected by the Fund's intention to qualify as a "regulated investment company" for federal income tax purposes. See "Taxation."

The Fund will purchase an Assignment or act as a Lender with respect to a syndicated Senior Loan only where the Agent with respect to such Senior Loan at the time of investment has outstanding debt or deposit obligations rated investment grade (BBB or A-3 or higher by S&P or Baa or P-3 or higher by Moody's) or determined by the Advisor to be of comparable quality. In addition, the Fund will purchase a Participation only where the Lender selling such Participation, and any other person interpositioned between such Lender and the Fund at the time of investment have outstanding debt obligations rated investment grade or determined by the Advisor to be of comparable quality. Further, the Fund will not purchase interests in Senior Loans unless such Agent, Lender or interpositioned person has entered into an agreement which provides for the prompt disbursement of assets to the Fund.

Loan Agreements typically provide for the termination of the Agent's agency status in the event that it fails to act as required under the relevant Loan Agreement, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy. Should such an Agent, Lender or assignor with respect to an Assignment interpositioned between the Fund and the Borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of such person and any loan payment held by such person for the benefit of the Fund should not be included in such person's estate. If, however, any such amount were included in such person's estate, the Fund would incur certain costs and delays in realizing payment or could suffer a loss of principal and/or interest. In such event, the Fund could experience a decrease in net asset value.

The Fund may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers may include three types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to Lenders upon origination of a Senior Loan. Commitment fees are paid to Lenders on an ongoing basis based upon the undrawn portion committed by the Lenders of the underlying Senior Loan. Lenders may receive prepayment penalties when a Borrower prepays all or part of a Senior Loan. The Fund will receive these fees directly from the Borrower if the Fund is an Original Lender, or, in the case of commitment fees and prepayment penalties, if the Fund acquires an interest in a Senior Loan by way of Assignment. Whether or not the Fund receives a facility fee from the Lender in the case of an Assignment, or any fees in the case of a Participation, depends upon negotiations between the Fund and the Lender selling such interests. When the Fund is an assignee, it may be required to pay a fee, or forgo a portion of interest and any fees payable to it, to the Lender selling the Assignment. Occasionally, the assignor will pay a fee to the assignee based on the portion of the principal amount of the Senior Loan which is being assigned. A Lender selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee prior to payment thereof to the Fund. The Fund may be required to pay over or pass along to a purchaser of an interest in a Senior Loan from the Fund a portion of any fees that the Fund would otherwise be entitled to.

Pursuant to the relevant Loan Agreement, a Borrower may be required in certain circumstances, and may have the option at any time, to prepay the principal amount of a Senior Loan, often without incurring a prepayment penalty. Because the interest rates on Senior Loans are periodically redetermined at relatively short intervals, the Fund and the Advisor believe that the prepayment of, and subsequent reinvestment by the Fund in, Senior Loans will not have a materially adverse impact on the yield on the Fund's portfolio and may have a beneficial impact on income due to receipt of prepayment penalties, if any, and any facility fees earned in connection with reinvestment.

A Lender may have certain obligations pursuant to a Loan Agreement, which may include the obligation to make additional loans in certain circumstances. The Fund currently intends to reserve against such contingent obligations by segregating sufficient investments in high quality short-term, liquid investments. The Fund will not purchase interests in Senior Loans that would require the Fund to make any such additional loans if such additional loan commitments would exceed 20% of the Fund's total assets or would cause the Fund to fail to meet the diversification requirements set forth under the heading "Investment Restrictions."

During normal market conditions, the Fund may invest up to 20% of its total assets in (i) high quality, short-term debt securities with remaining maturities of one year or less (including assets maintained by the Fund as a reserve against any additional loan commitments) and (ii) warrants, equity securities, convertible debt securities and, in certain limited circumstances discussed above, junior debt securities acquired in connection with the Fund's investments in Senior Loans. If the Advisor determines that market conditions temporarily warrant a defensive investment policy, the Fund may invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and such high quality, short-term debt securities. The Fund will acquire such warrants and equity securities only as an incident to the purchase or intended purchase of interests in collateralized Senior Loans. Warrants and equity securities will not qualify as assets required to be maintained as a reserve against additional loan commitments. Although the Fund generally will acquire interests in warrants and equity securities only when the Advisor believes that the relative value being given by the Fund in exchange for such interests is substantially outweighed by the potential value of such instruments, investment in warrants and equity securities entail certain risks in addition to those associated with investments in Senior Loans. Warrants and equity securities have a subordinate claim on a Borrower's assets as compared with debt securities and junior debt securities have a subordinate claim on such assets as compared with Senior Loans. As such, the values of warrants and equity securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may have an adverse impact on the ability of the Fund to minimize fluctuations in its net asset value.

Special Risk Considerations

On behalf of the several Lenders, the Agent generally will be required to administer and manage the Senior Loan and, with respect to collateralized Senior Loans, to service or monitor the collateral. In this connection, the valuation of assets pledged as collateral will reflect market value and the Agent may rely on independent appraisals as to the value of specific collateral. The Agent, however, may not obtain an independent appraisal as to the value of assets pledged as collateral in all cases. The Fund normally will rely primarily on the Agent (where the Fund is an Original Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to collect principal of and interest on a Senior Loan. Furthermore, the Fund usually will rely on the Agent (where the Fund is an Original Lender or owns an Assignment) or the selling Lender (where the Fund owns a Participation) to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and notify the Fund of any adverse change in the Borrower's financial condition or any declaration of insolvency. Collateralized Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, which may include common stock of the Borrower or its subsidiaries. Additionally, the terms of the Loan Agreement may require the Borrower to pledge additional collateral to secure the Senior Loan, and enable the Agent, upon proper authorization of the Lenders, to take possession of and liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower's obligations under the Senior Loan. Lenders that have sold Participation interests in such Senior Loan will distribute liquidation proceeds received by the Lenders pro rata among the holders of such Participations. The Advisor will also monitor these aspects of the Fund's investments and, where the Fund is an Original Lender or owns an Assignment, will be directly involved with the Agent and the other Lenders regarding the exercise of credit remedies. Senior Loans, like other corporate debt obligations, are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the Senior Loan experiencing non-payment and a potential decrease in the net asset value of the Fund. Although, with respect to collateralized Senior Loans, the Fund generally will invest only in Senior Loans that the Advisor believes are secured by specific collateral which may include guarantees, the value of which exceeds the principal amount of the Senior Loan at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy the Borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a Borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a Senior Loan. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all or substantially all of its value in the event of bankruptcy of the Borrower. The Agent generally is responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing the Senior Loan. In the event that the Fund does not believe that a perfected security interest has been obtained with respect to a collateralized Senior Loan, the Fund will only obtain an interest in such Senior Loan if the Agent is a Designated Custodian. Some Senior Loans in which the Fund may invest are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to the holders of Senior Loans, such as the Fund, including, under certain circumstances, invalidating such Senior Loans. Lenders commonly have certain obligations pursuant to the Loan Agreement, which may include the obligation to make additional loans or release collateral in certain circumstances.

Senior Loans in which the Fund will invest generally will not be rated by a nationally recognized statistical rating organization, will not be registered with the SEC or any state securities commission and will not be listed on any national securities exchange. Although the Fund will generally have access to financial and other information made available to the Lenders in connection with Senior Loans, the amount of public information available with respect to Senior Loans will generally be less extensive than that available for rated, registered and/or exchange listed securities. As a result, the performance of the Fund and its ability to meet its investment objective is more dependent on the analytical ability of the Advisor and Van Kampen American Capital Management Inc. (the "Sub-Advisor" or "Van Kampen") than would be the case for an investment company that invests primarily in rated, registered and/or exchange listed securities.

Senior Loans are, at present, not readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no regular market has developed for such interests. Any secondary market purchases and sales of Senior Loans generally are conducted in private transactions between buyers and sellers. Senior Loans are thus relatively illiquid, which illiquidity may impair the Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Liquidity relates to the ability of the Fund to sell an investment in a timely manner. The market for relatively illiquid securities tends to be more volatile than the market for more liquid securities. The Fund has no limitation on the amount of its assets which may be invested in securities which are not readily marketable or are subject to restrictions on resale. The substantial portion of the Fund's assets invested in relatively illiquid Senior Loan interests may restrict the ability of the Fund to dispose of its investments in Senior Loans in a timely fashion and at a fair price, and could result in capital losses to the Fund and holders of Common Shares. However, many of the Senior Loans in which the Fund expects to purchase interests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Advisor's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Fund's operations require cash, such as when the Fund tenders for its Common Shares, and may result in the Fund borrowing to meet short-term cash requirements.

To the extent that legislation or state or federal regulators that regulate certain financial institutions impose additional requirements or restrictions with respect to the ability of such institutions to make loans in connection with highly leveraged transactions, the availability of Senior Loan interests for investment by the Fund may be adversely affected. In addition, such requirements or restrictions may reduce or eliminate sources of financing for certain Borrowers. Further, to the extent that legislation or federal or state regulators that regulate certain financial institutions require such institutions to dispose of Senior Loan interests relating to highly leveraged transactions or subject such Senior Loan interests to increased regulatory scrutiny, such financial institutions may determine to sell such Senior Loan interests in a manner that results in a price which, in the opinion of the Advisor, is not indicative of fair value. Were the Fund to attempt to sell a Senior Loan interest at a time when a financial institution was engaging in such a sale with respect to such Senior Loan interest, the price at which the Fund could consummate such a sale might be adversely affected.

The Fund may use various investment practices that involve special considerations including engaging in interest rate and other hedging transactions, lending its portfolio securities, entering into when-issued and delayed delivery transactions and entering into repurchase and reverse repurchase agreements. For further discussion of these practices and associated special considerations, see "Investment Practices and Special Risks" in the Prospectus.

                            INVESTMENT RESTRICTIONS

The Fund's investment objective and the following investment restrictions are fundamental and cannot be changed without the approval of the holders of a majority (defined as the lesser of (i) 67 percent or more of the voting securities present at a meeting of shareholders, if the holders of more than 50 percent of the outstanding voting securities are present or represented by proxy at such meeting, or (ii) more than 50 percent of the outstanding voting securities) of the Fund's outstanding Common Shares. All other investment policies or practices are considered by the Fund not to be fundamental and accordingly may be changed without shareholder approval. If a percentage restriction on investment or use of assets set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from changing market values will not be considered a deviation from policy. In accordance with the foregoing, the Fund may not:

     1. Purchase any securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities), if as a result more than 5% of the Fund's total assets would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer; provided that, with respect to 50% of the Fund's assets, the Fund may invest up to 25% of its assets in the securities of any one issuer. For purposes of this restriction, the term issuer includes both the Borrower under a Loan Agreement and the Lender selling a Participation to the Fund together with any other persons interpositioned between such Lender and the Fund with respect to a Participation.

     2. Purchase any security if, as a result of such purchase, more than 25% of the Fund's total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for purposes of this restriction); provided, that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities.

     3. Issue senior securities (including borrowing money or entering into reverse repurchase agreements) in excess of 33 1/3% of its total assets (including the amount of senior securities issued but excluding any liabilities and indebtedness not constituting senior securities) except that the Fund may borrow up to an additional 5% of its total assets for temporary purposes, or pledge its assets other than to secure such issuance or in connection with hedging transactions, when-issued and delayed delivery transactions and similar investment strategies.

     4. Make loans of money or property to any person, except for obtaining interests in Senior Loans in accordance with its investment objective, through loans of portfolio securities or the acquisition of securities subject to repurchase agreements.

     5. Buy any security "on margin." Neither the deposit of initial or variation margin in connection with hedging transactions nor short-term credits as may be necessary for the clearance of such transactions is considered the purchase of a security on margin.

     6. Sell any security "short," write, purchase or sell puts, calls or combinations thereof, or purchase or sell financial futures or options, except to the extent that the hedging transactions in which the Fund may engage would be deemed to be any of the foregoing transactions.

     7. Act as an underwriter of securities, except to the extent the Fund may be deemed to be an underwriter in connection with the sale of or granting of interests in Senior Loans or other securities acquired by the Fund.

     8. Make investments for the purpose of exercising control or participation in management, except to the extent that exercise by the Fund of its rights under Loan Agreements would be deemed to constitute such control or participation.

     9. Invest in securities of other investment companies, except as part of a merger, consolidation or other acquisitions or pursuant to an order granted by the Commission and in accordance with applicable law, to the extent that deferred compensation of the Fund's trustees under the Fund's deferred compensation plan for its trustees is valued in deferred fee accounts by reference to a hypothetical investment in such other investment companies. The Fund will rely on representations of Borrowers in Loan Agreements in determining whether such Borrowers are investment companies.

     10. Buy or sell oil, gas or other mineral leases, rights or royalty contracts except pursuant to the exercise by the Fund of its rights under Loan Agreements. In addition, the Fund may purchase securities of issuers which deal in, represent interests in or are secured by interests in such leases, rights or contracts.

     11. Purchase or sell real estate, commodities or commodities contracts except pursuant to the exercise by the Fund of its rights under Loan Agreements, except to the extent the interests in Senior Loans the Fund may invest in are considered to be interests in real estate, commodities or commodities contracts and except to the extent that hedging instruments the Fund may invest in are considered to be commodities or commodities contracts.

For purposes of investment restriction number 2, the Fund will consider all relevant factors in determining whether to treat the Lender selling a Participation and any persons interpositioned between such Lender and the Fund as an issuer, including: the terms of the Loan Agreement and other relevant agreements (including inter-creditor agreements and any agreements between such person and the Fund's custodian); the credit quality of such Lender or interpositioned person; general economic conditions applicable to such Lender or interpositioned person; and other factors relating to the degree of credit risk, if any, of such Lender or interpositioned person incurred by the Fund.

The Fund generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Fund's investment objective. For example, the Fund may sell portfolio securities in anticipation of a movement in interest rates. Frequency of portfolio turnover will not be a limiting factor if the Fund considers it advantageous to purchase or sell securities. The Fund anticipates that the annual portfolio turnover rate of the Fund will not be in excess of 100%. A high rate of portfolio turnover involves correspondingly greater expenses than a lower rate, which expenses must be borne by the Fund and its shareholders. High portfolio turnover also may result in the realization of substantial net short-term capital gains.

                             TRUSTEES AND OFFICERS

The names of the Trustees and executive officers of the Fund, together with information as to their principal business occupations, are set forth below. The executive officers of the Fund are employees of organizations that provide services to the Fund. Each Trustee who is an "interested person" of the Company, as defined in the Investment Company Act of 1940, as amended (the "Investment Company Act"), is indicated by an asterisk.

Trustees:


David E. Anderson
Retired, Former President & CEO
GTE California, Inc.
17960 Seabreeze Drive
Pacific Palisades, CA 90272

     Mr. Anderson is retired. He was formerly President and Chief Executive Officer of GTE California, Inc. from 1979 to 1988.

Wayne L. Attwood, M.D.
Retired Physician
2931 S. Howard
Spokane, Washington  99203

     Dr. Attwood is a retired doctor of internal medicine and gastroenterology in Spokane, Washington.

Arthur H. Bernstein, Esq.
President
Bancorp Capital Group, Inc.
11661 San Vicente Blvd., #701
Los Angeles, CA 90049

     Mr. Bernstein is President of Bancorp Capital Group, Inc. and President of Bancorp Venture Capital, Inc. since 1988.


Kristianne Blake
President, Kristianne Gates Blake, PS
705 W. 7th, Suite D
Spokane, Washington  99204

     Mrs. Blake is President of Kristianne Gates Blake, PS, an accounting services firm specializing in personal financial planning and tax planning.

Edmond R. Davis, Esq.
Partner
Brobeck, Phleger & Harrison
550 South Hope Street, 21st Floor
Los Angeles, CA 90071-2604

     Mr. Davis is a partner of Brobeck, Phleger & Harrison. He joined the firm as a Partner in 1987 and is responsible for estate planning, and trusts and estate matters in the Los Angeles office.

John W. English
Retired, former Vice President & Chief Investment Officer
Ford Foundation
50 H New England Ave.
P.O. Box 640
Summit, NJ 07902-0640

     Mr. English is retired. He was formerly Vice President and Chief Investment Officer of the Ford Foundation (a non-profit charitable organization) from 1981 to 1993. He is Chairman of the Board and Director of The China Fund, Inc. (a closed-end mutual fund) since 1993 and Director of The Northern Fund Company's Benchmark Funds (an open-end mutual fund) since 1994.


Anne V. Farrell*
President and CEO, The Seattle Foundation
425 Pike Street, Suite 510
Seattle, Washington  98101

     Mrs. Farrell is President and CEO of The Seattle Foundation (a charitable foundation). In addition, she serves as a director of Washington Mutual, Inc.

Michael K. Murphy*
Chairman and CEO, CPM Development Corporation
P.O. Box 3366
Spokane, Washington  99220-3366

     Mr. Murphy is Chairman and CEO of CPM Development Corporation (a holding company which includes Central Pre-Mix Concrete Company). In addition, he serves as a director of Washington Mutual, Inc.

Alfred E. Osborne, Jr., Ph.D.
Professor, The Anderson School at
University of California at Los Angeles
110 Westwood Plaza, Suite C305
Los Angeles, CA  90095-1481

     Dr. Osborne is a University professor, researcher and administrator at UCLA since 1972. He is a Director of Times Mirror Company, United States Filter Corporation, Nordstrom, Inc. and Greyhound Lines, Inc. He is an independent general partner of Technology Funding Venture Partners V and former Governor of the National Association of Securities Dealers, Inc.

William G. Papesh*
President, Composite Research and Management Co.
601 Main Avenue, Suite 801
Spokane, WA  99201

     Mr. Papesh is President and a Director of Composite and Murphey Favre Securities Services, Inc. (soon to become the transfer agent of the fund) and an executive vice president and a director of Composite Funds Distributor, Inc.

Daniel L. Pavelich
Chairman and CEO of BDO Seidman
Two Prudential Plaza
180 North Stetson Avenue, Suite 4300
Chicago, Illinois 60601

     Mr. Pavelich is Chairman and CEO of BDO Seidman, a leading national accounting and consulting firm.

Jay Rockey
Chairman and CEO of The Rockey Company
2121 - Fifth Avenue
Seattle, Washington  98121

     Mr. Rockey is Chairman and CEO of The Rockey Company (a regional public relations firm).

Richard C. Yancey
Senior Adviser to Dillon, Read & Co., Inc.
535 Madison Avenue
New York, New York  10022

     Mr. Yancey is senior advisor to Dillon, Read & Co., Inc. (a registered broker-dealer and investment banking firm), New York, New York.


Officers:

Keith B. Pipes, President and Chief Executive Officer

     Mr. Pipes is the President and Chief Executive Officer of Sierra Capital Management Corporation and is responsible for its general accounting, financial planning, compliance administration and systems development. He joined Great Western Bank in 1983 as Manager of Strategic Planning for the Bank and later served as product manager for the Bank's savings products before joining GW Securities in 1986. Prior to joining the firm, Mr. Pipes served as Senior Planning Analyst in the Mergers and Acquisitions Department of Mattel Corporation.

Craig M. Miller, Chief Financial Officer and Treasurer

     Mr. Miller joined Great Western Investment Management Corporation in July 1993. He currently acts as Vice President and Controller of Sierra Capital Management Corporation. Prior thereto, he acted as Audit Manager for Coopers & Lybrand LLP.

Michael D. Goth, Senior Vice President

     Since January 1991, Mr. Goth has served as Chief Operating Officer and Portfolio Manager of Sierra Investment Advisors Corporation ("Sierra Advisors"). Prior to joining Great Western, Mr. Goth worked for 2-1/2 years as a senior manager of Transfer Agent operations at The Shareholder Services Group, Inc. ("TSSG") and The Boston Company. In addition, Mr. Goth has 10 years experience as executive vice president of the GIT mutual fund group, responsible for most aspects of that fund group, including investments. Other experience includes 4 years as a corporate banking officer at Citibank and 1-1/2 years in investment banking with Drexel Firestone.

Stephen C. Scott, Senior Vice President

     Mr. Scott joined GW Securities in August 1988 to form GW Advisors, now known as Sierra Advisors, and currently serves as the President and Chief Investment Officer of Sierra Advisors. Prior to joining GW Securities, he served as President and Chairman of SDS Investment Advisors, a firm he founded in which he developed asset allocation technology. Previously, he served as President and Chairman of Smathers and Co., an investment advisory firm. For nine years, he served as the Senior Pension Investment Consultant for the Group Pension Investment Division of Equitable Life Insurance responsible for their major corporate clients. Mr. Scott has served as a member on Board of Directors of several corporations and private organizations. For 17 years, Mr. Scott has served as a Trustee on the Long Beach State University Foundation and currently chairs the Investment Committee.

Richard W. Grant, Secretary

     Mr. Grant has been a Partner in the firm of Morgan, Lewis & Bockius LLP since 1989.

Darren S. Kishimoto, Assistant Secretary

     Mr. Kishimoto has served as Fund Administration Manager, Sierra Fund Administration Corporation since 1994. He was Senior Fund Administrator from 1992 to 1994.

Bradley F. Hersh, Assistant Treasurer

     Mr. Hersh has served as Finance Manager, Sierra Fund Administration Corporation since 1996. He was a Senior Financial Analyst with GW Securities from 1991 to 1995.

Each of the Trustees of the Trust is also a trustee of Sierra Trust Funds ("STF"), Sierra Asset Management Portfolios ("SAMP") and Sierra Variable Trust ("SVT"). Each of STF, SVT and SAMP is an investment company advised by Composite.

The address of each officer of the Trust other than Mr. Grant is 9301 Corbin Avenue, Suite 333, Northridge, California 91324. Mr. Grant's address is Morgan, Lewis & Bockius, LLP, 2000 One Logan Square, Philadelphia, Pennsylvania 19103-1993.

Each Trustee who is not an "interested person" within the meaning of the 1940 Act ("Disinterested Trustee") receives an aggregate annual fee (plus reimbursement for reasonable out-of-pocket expenses incurred in connection with his or her attendance at Board and committee meetings) from the Fund and all of the trusts in the Fund Complex for which he or she serves. The Fund pays each Trustee who is not a director, officer or employee of Washington Mutual, Sierra Investment Services Corporation ("Sierra Services"), Sierra Advisors, Composite, Van Kampen or First Data Investor Services Group, Inc., or any of their affiliates, $5,000 per annum plus $1,000 per board meeting attended, $750 per Audit and/or Nominating Committee meeting attended, and reimbursement for travel and out-of-pocket expenses. Since December 1996, the Chairman has received one and a half times the normal Trustee's compensation. The Chairman of the Audit Committee receives $1,500 per Audit Committee meeting attended. Officers of the Fund receive no direct remuneration from the Fund for serving in such capacity. Officers of the Fund who are employees of Sierra Advisors or its affiliates may be considered to have received remuneration indirectly.

Pursuant to an exemptive order granted by the SEC, the Fund's eligible Trustees may participate in a deferred compensation plan (the "Plan") which may be terminated at any time. Under the Plan, Trustees may elect to defer receipt of all or a portion of their fees which, in accordance with the Plan, may be invested in shares of funds in the Sierra Fund Complex. Upon termination of the Plan, Trustees that have deferred amounts under the Plan will be paid benefits no later than the time the payments would otherwise have been made without regard to such termination. All benefits provided under the Plan are funded and any payments to Plan participant are paid solely out of the Fund's assets.


                            PORTFOLIO TRANSACTIONS

With respect to interests in Senior Loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Sub-Advisor will negotiate on behalf of the Fund. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to the Lender selling Participations or Assignments to the Fund. The Sub-Advisor will determine the Lenders from whom the Fund will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. Although the Fund intends generally to hold interests in Senior Loans until maturity or prepayment of the Senior Loan, the illiquidity of Senior Loans may restrict the ability of the Sub-Advisor to locate in a timely manner persons willing to purchase the Fund's interests in Senior Loans at a fair price should the Fund desire to sell such interests. See "Investment Objective and Policies."

With respect to investments other than in Senior Loans, the Sub-Advisor will place orders for portfolio transactions for the Fund with broker-dealer firms giving consideration to the quality, quantity and nature of each firm's professional services. These services include execution, clearance procedures, wire service quotations and statistical and other research information provided to the Fund, Sub-Advisor, including quotations necessary to determine the value of the Fund's net assets. Any research benefits so obtained are available for all clients of the Sub-Advisor. Because statistical and other research information only supplements the research efforts of the Sub-Advisor and still must be analyzed and reviewed by its staff, the receipt of research information is not expected to reduce materially its expenses. In selecting among the firms believed to meet the criteria for handling a particular transaction, the Sub-Advisor may take into consideration the fact that certain firms have sold the Common Shares of the Fund and that certain firms provide market, statistical or other research information to the Fund, Advisor and Sub-Advisor and may select firms that are affiliated with the Fund, the Advisor, the Sub-Advisor, Sierra Investment Services Corporation, Composite Funds Distributor, Inc., Great Western Financial Corporation or Washington Mutual, Inc.

If it is believed to be in the best interest of the Fund, the Sub-Advisor may place portfolio transactions with brokers who provide the types of services described above, even if the Fund will have to pay a higher commission (or, if the broker's profit is part of the cost of the security, will have to pay a higher price for the security) than would be the case if the Sub-Advisor did not consider the broker's furnishing of such services. This will be done, however, only if, in the opinion of the Sub-Advisor, the amount of additional commission or increased cost is reasonable in relation to the value of the services.

If purchases or sales of financial instruments for the Fund and for one or more other investment companies or clients advised by the Sub-Advisor are considered at or about the same time, transactions in such financial instruments will be allocated among the several investment companies and clients, in a manner deemed equitable by the Sub-Advisor, to each such investment company or client, taking into account their respective sizes and the aggregate amount of financial instruments to be purchased or sold. Although in some cases this procedure could have a detrimental effect on the price paid by the Fund for the financial instrument or the volume of the financial instrument purchased by the Fund, the ability to participate in volume transactions and to negotiate lower commissions, fees and expenses possibly could benefit the Fund.

Although the Sub-Advisor will be responsible for the management of the Fund's portfolio, the policies and practices in this regard must be consistent with the foregoing and will be subject at all times to review by the Advisor and Trustees of the Fund. The Fund anticipates that the annual portfolio turnover rate will not exceed 100%.

The Trustees have adopted certain policies incorporating the standards of Rule 17e-1 issued by the SEC under the 1940 Act, which requires that the commissions paid to affiliates of the Fund, or to affiliates of such persons, be reasonable and fair compared to the commissions, fees or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar financial instruments during a comparable period of time. The rule and procedures also contain review requirements and require the Advisor and Sub-Advisor to furnish reports to the Trustees and to maintain records in connection with such reviews. After review of all factors deemed relevant, the Trustees will consider from time to time whether the advisory fee will be reduced by all or a portion of the brokerage commissions given to brokers that are affiliated with the Fund.


                            MANAGEMENT OF THE FUND

Board of Trustees

The Board of Trustees is responsible for the management of the business and affairs of the Trust as provided in the laws of the Commonwealth of Massachusetts and the Trust's Declaration of Trust and By-Laws. The Trustees are experienced business persons who meet several times during the year to oversee the Trust's activities, review contractual arrangements with companies that provide services to the Trust, and review performance. The majority of the Trustees are not otherwise affiliated with the Advisor or the Sub-Advisor.

Investment Management

Investment Advisor. Until on or about March 20, 1998, Sierra Advisors (where applicable, the "Advisor"), 9301 Corbin Avenue, Northridge, California 91324, is the Investment Advisor to the Trust. Sierra Advisors is an indirect wholly-owned subsidiary of Washington Mutual, and has general oversight responsibility for the investment advisory services provided to the Funds. Responsibilities of Sierra Advisors include formulating the Fund's investment policies, analyzing economic trends affecting the Fund, and directing and evaluating the investment services provided by the Sub-Advisor, including their adherence to the Fund's investment objectives and policies and the Fund's investment performance. In particular, the Advisor with the oversight of the Board of Trustees may accept or reject portfolio selections and pricing determinations of Van Kampen. In connection with these activities, Sierra Advisors may initiate action to change the Sub-Advisor if it deems such action to be in the best interest of the shareholders. Sierra Advisors is registered as an investment advisor under the Investment Advisers Act of 1940.

On or about March 20, 1998, Composite Research and Management Co. ("Composite" or, when applicable, the "Advisor"), 1201 Third Avenue, Seattle, Washington 98101 will be the Investment Advisor to the Trust. Composite is a subsidiary of Washington Mutual, Inc. ("Washington Mutual") and has general oversight responsibility for the investment advisory services provided to the Fund. Responsibilities of Composite include formulating the Fund's investment policies, analyzing economic trends affecting the Fund, and directing and evaluating the investment services provided by the Sub-Advisor, including their adherence to the Fund's investment objectives and policies and the Fund's investment performance. In particular, the Advisor with the oversight of the Board of Trustees may accept or reject portfolio selections and pricing determinations of Van Kampen. In connection with these activities, Composite may initiate action to change the Sub-Advisor if it deems such action to be in the best interest of the shareholders. Composite is registered as an investment advisor under the Investment Advisers Act of 1940.

Investment Advisory Agreement. The business and affairs of the Fund are managed under the direction of the Fund's Board of Trustees. Subject to their authority, the Advisor and the Fund's officers supervise and implement the Fund's investment activities and are responsible for overall management of the Fund's business affairs. Each of the investment advisory agreement between Sierra Advisors and the Fund and between Composite and the Fund (in each case, the "Advisory Agreement") provides that the Advisor will supply investment research and portfolio management, including the selection of securities for the Fund to purchase, hold, or sell and the selection of brokers through whom the Fund's portfolio transactions are executed. The Advisor also furnishes offices, necessary facilities and equipment and permits its officers and employees to serve without compensation as Trustees and officers of the Fund if duly elected to such positions.

The Advisory Agreement provides that the Advisor shall not be liable for any error of judgment or of law, or for any loss suffered by the Fund in connection with the matters to which the Advisory Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Advisor in the performance of its obligations and duties or by reason of its reckless disregard of its obligations and duties under the Advisory Agreement.

For the services provided by the Advisor under the Advisory Agreement, the Fund pays the Advisor an annualized fee (accrued daily and paid monthly) equal to 0.95% of the average daily net assets of the Fund (which, for purposes of determining such fee, shall mean the average daily value of the total assets of the Fund minus the sum of the accrued liabilities of the Fund other than the aggregate amount of any borrowings undertaken by the Fund). The advisory fee, is higher than the fees paid by most management investment companies, although it is comparable to the fees paid by several publicly offered, closed-end management investment companies with investment objectives and policies similar to those of the Fund.

Sub-Advisor. In accordance with the Fund's investment objective and policies and under the supervision of the Advisor and the Trust's Board of Trustees, the Fund's Sub-Advisor is responsible for the day-to-day investment management of the Fund, makes investment decisions for the Fund and places orders on behalf of the Fund to effect the investment decisions made. Jeffrey W. Maillet, a Senior Vice President of Van Kampen, is the portfolio manager for the Fund. Mr. Maillet has been responsible for the day-to-day management of the Van Kampen American Capital Prime Rate Income Trust since such Fund's commencement of investment operations, and has been employed by Van Kampen American Capital Investment Advisory Corp., a sister affiliate of Van Kampen since 1989. Van Kampen is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co.

Fund Expenses

In addition to investment advisory and certain administrative expenses incurred by the Administrator (which is Sierra Fund Administration Corporation until March 20, 1998, and thereafter Murphey Favre Securities Services, Inc.), the Fund pays all expenses not assumed by the Advisor. Such expenses include or could include investment-related expenses, such as brokers' commissions, transfer taxes and fees related to the purchase, sale, or loan of securities; fees and expenses for Trustees not affiliated with the Advisor or the Sub-Advisor; fees and expenses of its independent auditors and legal counsel; costs of Trustee and shareholder meetings; SEC fees; expenses of preparing and filing registration statements; the cost of the printing and mailing to existing shareholders of proxy statements, prospectuses and statements of additional information; proxy solicitors' fees; expenses of preparation, printing and mailing to shareholders of semi-annual shareholder reports; bank transaction charges and certain custodians' fees and expenses; federal, state or local income or other taxes; costs of maintaining the Trust's corporate existence; membership fees for the Investment Company Institute and similar organizations; fidelity bond and Trustees' liability insurance premiums; and any extraordinary expenses such as indemnification payments or damages awarded in litigation or settlements made. All these expenses will be passed on to the shareholders through a daily charge made to the assets held in the Funds, which will be reflected in share prices.

Distributor

Until on or about March 20, 1998, Sierra Investment Services Corporation ("SISC") will be the distributor of the Fund's shares on a best efforts basis. SISC is located at 9301 Corbin Avenue, Northridge, California 91324. SISC, as principal underwriter and distributors will bear all of the Fund's marketing expenses. This includes the cost of reproducing prospectuses, statements of additional information or any other Trust documents (such as semi-annual reports) used as sales materials.

Effective on or about March 20, 1998, Composite Funds Distributor, Inc. ("CFD") will become the distributor of the Fund's shares on a best efforts basis. CFD is located at 6501 W. Main Avenue, Spokane, WA 99201. CFD, as principal underwriter and distributors, will bear all of the Fund's marketing expenses. This includes the cost of reproducing prospectuses, statements of additional information or any other Trust documents (such as semi-annual reports) used as sales materials.

Administration

Until on or about March 20, 1998, Sierra Fund Administration Corporation will serve as the Administrator of the Fund; thereafter Murphy Favre Securities Services, Inc. ("Murphy Favre") is expected to serve as the Administrator. The following provisions will apply in either case.

Subject to the authority of the Board of Trustees, the Administrator is responsible for all administrative and recordkeeping functions of the Fund. It provides office facilities and supplies; provides clerical, executive, accounting and administrative services; prepares reports to shareholders and filings with regulatory authorities; prepares materials for the Board of Trustees meetings; computes and pays dividends to shareholders; and provides securities accounting and calculates net assets. Pursuant to the terms of the Administration Agreement, the Administrator has delegated certain of these functions to State Street Bank and Trust Company ("State Street"). In addition, the Administrator acts as the Fund's transfer and dividend paying agent and has delegated certain of these functions to First Data Investor Services Group, Inc. ("First Data"). The Administrator is also a wholly-owned subsidiary of Washington Mutual.

For its services, the Administrator is paid a monthly fee at an effective annual rate of 0.25% of the Fund's average net assets. The Administrator pays State Street a fee based on the average daily assets of the Fund and its expenses as well as basic fees and charges for custody services. The Administrator also pays First Data a fee for certain transfer agency services. The Administrator may voluntarily waive fees payable to it and reimburse expenses from time to time.

                                NET ASSET VALUE

The net asset value per share of the Fund's Common Shares is determined by calculating the total value of the Fund's assets, deducting its total liabilities, and dividing the result by the number of Common Shares outstanding. The net asset value will be computed on each business day as of the close of regular trading on the New York Stock Exchange, normally 4:00 p.m. Eastern standard time. The Fund reserves the right to calculate the net asset value more frequently if deemed desirable.

The value of the Fund's portfolio will be determined by the Advisor, following guidelines established and periodically reviewed by the Trustees. Interests in Senior Loans will be valued by the Advisor on behalf of the Fund based on the recommendations provided by the Sub-Advisor. Said recommendation of the Sub-Advisor may either be accepted or rejected by the Advisor upon the advice and consent of the Board of Trustees. Senior Loan evaluations will be based on market quotations and transactions in instruments which the Advisor believes may be comparable to Senior Loan interests with respect to the following characteristics: credit quality, interest rate, interest rate redetermination period and maturity. Such instruments may include commercial paper, negotiable certificates of deposit and short-term variable rate securities which have adjustment periods comparable to the Senior Loan interests in the Fund's portfolio. In determining the relationship between such instruments and the Senior Loan interests in the Fund's portfolio, the Advisor will consider on an ongoing basis, among other factors, (i) the creditworthiness of the Borrower and
(ii) the current interest rate, the period until next interest rate redetermination and maturity of such Senior Loan interests. It is expected that the Fund's net asset value will fluctuate as a function of interest rate and credit factors. Because of the short-term nature of such instruments, however, the Fund's net asset value is expected to fluctuate less in response to changes in interest rates than the net asset values of investment companies with portfolios consisting primarily of fixed-income or longer term securities. The Advisor believes that Lenders selling Senior Loan interests or otherwise involved in a Senior Loan transaction may tend, in valuing Senior Loan interests for their own account, to be less sensitive to interest rate and credit quality changes and, accordingly, the Advisor does not intend to rely solely on such valuations in valuing the Senior Loan interests for the Fund's account. In addition, because a secondary trading market in Senior Loans has not yet fully developed, in valuing Senior Loans, the Advisor may not rely solely on but may consider, to the extent the Advisor believes such information to be reliable, prices or quotations provided by banks, dealers or pricing services with respect to secondary market transactions in Senior Loans. To the extent that an active secondary market in Senior Loan interests develops to a reliable degree, the Advisor may rely to an increasing extent on such market prices and quotations in valuing the Senior Loan interests in the Fund's portfolio. In light of the senior nature of Senior Loan interests included in the Fund's portfolio and taking into account the Fund's access to non-public information with respect to Borrowers relating to such Senior Loan interests, the Advisor does not currently believe that consideration on a systematic basis of ratings provided by any nationally recognized statistical rating organization or price fluctuations with respect to long- or short-term debt of such Borrowers subordinate to the Senior Loans of such Borrowers is necessary for the determination of the value of such Senior Loan interests. Accordingly, the Advisor generally does not systematically consider (but may consider in certain instances) and, in any event, does not rely upon such ratings or price fluctuations in determining the value of Senior Loan interests in the Fund's portfolio.

Other portfolio securities (other than short-term obligations, but including listed issues) may be valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for such securities, or the last quoted bid price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day. The value of interest rate swaps will be determined in accordance with a discounted present value formula and then confirmed by obtaining a bank quotation.

Short-term obligations which mature in 60 days or less are valued at amortized cost, if their original term to maturity when acquired by the Fund was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Trustees.

                         DETERMINATION OF PERFORMANCE

From time to time, the Fund may quote the performance of its Class A Common Shares in terms of yield, actual distributions, total return or capital appreciation in reports or other communications to shareholders or in advertising material.

The Fund may quote a 30-day yield figure (the "SEC Yield") which is calculated according to a formula prescribed by the SEC. The formula can be expressed as follows:

         YIELD = 2[(a-b + 1)(to the sixth power) - 1]
                    ---
                     cd

Where:  a = dividends and interest earned during the period.

        b = expenses accrued for the period (net of reimbursement).

      c = the average daily number of shares outstanding during the period that were entitled to receive dividends.

      d = the maximum offering price per share on the last day of the period.

For the purpose of determining the interest earned (variable "a" in the formula) on debt obligations that were purchased by the Fund at a discount or premium, the formula generally calls for amortization of the discount or premium; the amortization schedule will be adjusted monthly to reflect changes in the market values of the debt obligations.

The Fund may also quote a 30-day yield based on actual distributions during a 30-day period that is computed by dividing the net investment income per share earned by the Fund during the period by the maximum Public Offering Price per share on the last day of the 30-day period. This income is "annualized" by assuming that the amount of income is generated each month over a one-year period and is compounded semiannually. The annualized income is then shown as a percentage of the maximum Public Offering Price. In addition, the Bond Funds may advertise a similar 30-day yield computed in the same manner except that the NAV per share is used in place of the Public Offering Price per share.

Capital appreciation for the Class A Common Shares of the Fund shows principal changes for the period indicated, and total return combines principal changes and dividend and interest income reinvested for the periods indicated. Principal changes are based on the difference between the beginning and closing net asset values for the period. Actual distributions include short-term capital gains derived from option writing or other sources. The period selected for performance data will depend upon the purpose of reporting the performance.

The total return of the Class A Common Shares may be calculated on an "average annual total return" basis, and may also be calculated on an "aggregate total return" basis, for various periods. Average annual total return reflects the average annual percentage change in the value of an investment in a Fund over the particular measuring period. Aggregate total return reflects the cumulative percentage change in value over the measuring period. Average annual total return figures provided for the Class A Common Shares will be computed according to a formula prescribed by the SEC. The formula can be expressed as follows:

         P(1+T)/n/ = ERV

Where:  P   = a hypothetical initial payment of $1,000
        T   = average annual total return/aggregate total return
        n   = number of years
        ERV = Ending Redeemable Value of a hypothetical $1,000
              payment made at the beginning of the 1, 5 or 10 years (or other) periods or the life of the Fund

        The formula for calculating aggregate total return can be expressed as follows:

        Aggregate Total Return =     [ (ERV) - 1 ]
                                     -------------
                                           P

The calculation of average annual total return and aggregate total return assumes reinvestment of all income dividends and capital gain distributions on the reinvestment dates during the period and includes all recurring fees charged to all shareholder accounts. In addition, with respect to the Class A Common Shares, the maximum 4.5% sales charge is deducted from the initial $1,000 payment (variable "P" in the formula).

The ERV assumes complete redemption of the hypothetical investment at the end of the measuring period and reflects deduction of all nonrecurring charges at the end of the measuring period covered by the computation. A Fund's net investment income changes in response to fluctuations in interest rates and the expenses of the Fund.

The performance of a the Class A Common Shares will vary from time to time depending upon market conditions, the composition of the Fund's portfolio and the Fund's operating expenses. Consequently, any given performance quotation should not be considered representative of the Fund's performance for any specified period in the future. In addition, because performance will fluctuate, it may not provide a basis for comparing an investment in a Fund with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

Investors should recognize that, because the Fund will have a high component of variable and floating corporate loans, yields will change in response to the perceived creditworthiness of the corporate issuers backing such loans. In addition, the trend in interest rates will also have an impact on the Fund's yield, although it will be noticeably smaller as compared to the creditworthiness of corporate issuers. Accordingly, in periods of declining interest rates the yield of the Fund will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates yields will tend to be somewhat lower. Comparative performance information may be used from time to time in advertising the Class A Common Shares, including data from Lipper Analytical Services, Inc. and other industry publications providing a comparison of short-term money market rates.

                                   TAXATION

The following federal income tax discussion reflects applicable tax laws as of the date of this Statement of Additional Information.

Federal Taxation

The Fund intends to qualify each year and to elect to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a regulated investment company, the Fund must, among other things: (a) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities and gains from the sale or other disposition of securities or certain other related income; and
(b) diversify its holdings so that at the end of each quarter of the Fund's taxable year (i) at least 50% of the value of the Fund's assets is represented by cash, U.S. government securities, securities of other regulated investment companies, and other securities which, with respect to any one issuer, do not represent more than 5% of the value of the Fund's assets or more than 10% of the voting securities of such issuer, and (ii) not more than 25% of the value of the Fund's assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer or of two or more issuers which the Fund controls and which are engaged in the same, similar or related trades or businesses. The Fund's ability to satisfy these tests may limit the precise composition of the Fund's portfolio of Senior Loans and any collateral it may receive on default of a Senior Loan.

If the Fund so qualifies and distributes each year to its Shareholders at least 90% of its net investment income (including among other things, interest and net short-term capital gain, but not net capital gains, which are the excess of net long-term capital gains over net short-term capital losses), in each year, it will not be required to pay federal income taxes on any income distributed to Shareholders. The Fund intends to distribute at least the minimum amount of net investment income necessary to satisfy the 90% distribution requirement. The Fund also will not be subject to federal income tax on any net capital gains distributed to Shareholders. As a Massachusetts business trust, the Fund will not be subject to any excise or income taxes in Massachusetts as long as it qualifies as a regulated investment company for federal income tax purposes.

In order to avoid a 4% excise tax, the Fund will be required to distribute, by December 31 of each year, at least 98% of its ordinary income for such year and at least 98% of its capital gain net income (the latter of which generally is computed on the basis of the one-year period ending on October 31 of such year), plus any amounts that were not distributed in previous taxable years. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.

If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income was distributed to its Shareholders) and all distributions out of earnings and profits would be taxed to Shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a regulated investment company that is accorded special tax treatment.

Some of the Fund's investment practices are subject to special provisions of the Code that, among other things, may defer the use of certain losses of the Fund and affect the holding period of the securities held by the Fund and the character of the gains or losses realized by the Fund. These provisions may also require the Fund to mark-to-market some of the positions in its portfolio (i.e., treat them as if they were closed out), which may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement and the distribution requirements for avoiding income and excise taxes. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these rules and prevent disqualification of the Fund as a regulated investment company.

Investments of the Fund in securities issued at a discount or providing for deferred interest or payment of interest in kind are subject to special tax rules that will affect the amount, timing and character of distributions to Shareholders. For example, with respect to certain securities issued at a discount, the Fund will be required to accrue as income each year a portion of the discount and to distribute such income each year in order to maintain its qualification as a regulated investment company and to avoid income and excise taxes. In order to generate sufficient cash to make distributions necessary to satisfy the 90% distribution requirement and to avoid income and excise taxes, the Fund may have to dispose of securities that it would otherwise have continued to hold.



Income from investments in foreign securities received by the Fund may be subject to withholding or other taxes imposed by foreign countries and U.S. possessions. Such taxes will not be deductible or creditable by shareholders.

Distributions

Distributions of the Fund's net investment income are taxable to Common Shareholders as ordinary income, whether paid in cash or reinvested in additional Common Shares. Distributions of the Fund's net capital gains ("capital gains dividends"), if any, designated by the Fund as deriving from net gains on securities held for more than one year but not more than 18 months are taxable to Common Shareholders at a maximum 28% capital gains tax rate, and capital gains dividends, if any, deriving from net gains on securities held for more than 18 months are generally taxable to Common Shareholders at a maximum 20% capital gains tax rate (10% for shareholders in the 15% tax bracket), regardless of the length of time Shares of the Fund have been held by such Common Shareholders. Distributions in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's Common Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder (assuming such Common

Shares are held as a capital asset). It is not expected that any portion of the distributions from the Fund will be eligible for the dividends received deduction for corporations. The Fund will inform Shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Common Shareholders receiving distributions in the form of additional Common Shares issued by the Fund will be treated for federal income tax purposes as receiving a distribution in an amount equal to the fair market value of the Common Shares received, determined as of the distribution date. The basis of such Common Shares will equal the fair market value on the distribution date.

Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to Shareholders of record on a specified date in such a month and paid during January of the following year will be treated as having been distributed by the Fund and received by the Shareholders on the December 31 prior to the date of payment. In addition, certain other distributions made after the close of a taxable year of the Fund may be "spilled back" and treated as paid by the Fund (except for purposes of the 4% excise tax) during such taxable year. In such case, Shareholders will be treated as having received such dividends in the taxable year in which the distribution was actually made.

The Fund is required, in certain circumstances, to withhold 31% of taxable dividends and certain other payments, including redemptions, paid to Common Shareholders who do not furnish to the Fund their correct taxpayer identification number (in the case of individuals, their social security number) and certain required certifications or who are otherwise subject to backup withholding.

Sale of Shares

Except as discussed below, selling Common Shareholders will generally recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the Common Shares and the amount received. If such Common Shares are held as a capital asset, the gain or loss will be a capital gain or loss and will be a "28% Rate Gain", subject to a maximum 28% capital gains tax rate, if such Common Shares have been held for more than one year but not more than 18 months, and a "20% Rate Gain", generally subject to a maximum 20% capital gains tax rate (10% for shareholders in the 15% tax bracket), if the shares have been held for more than 18 months. Any loss realized upon a taxable disposition of Common Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gains dividends received with respect to such Common Shares. For purposes of determining whether Common Shares have been held for six months or less, the holding period is suspended for any periods during which the Common Shareholder's risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.

If the Fund makes a tender offer for its Common Shares (see "Repurchase (Tender Offer) of Shares"), a Shareholder who tenders all Common Shares will realize a taxable gain or loss under the above rules. Shareholders who do not tender their Common Shares pursuant to the offer should not realize any taxable income provided that tendering Shareholders tender all Common Shares owned by them. If tendering Shareholders tender fewer than all Common Shares owned by them and if the distribution to such Shareholders does not otherwise qualify as an exchange under Section 302 of the Code, the proceeds received upon tender would be treated as a dividend in whole or in part or a return of capital or capital gain, depending on the Fund's earnings and profits and the Shareholder's basis in the tendered shares. In that case, it is possible, although the Fund believes it is unlikely, that non-tendering Shareholders may be deemed to have received a distribution under Section 305 of the Code which may be taxable to non-tendering Shareholders in whole or in part. The federal income tax consequences of the repurchase of Common Shares pursuant to tender offers will be disclosed in the related offering documents.

General

The federal income tax discussion set forth above is for general information only. Prospective investors should consult their advisors regarding the specific federal tax consequences of holding and disposing of Common Shares, as well as the effects of state, local and foreign tax laws and any proposed tax law changes.


                      REPURCHASE (TENDER OFFER) OF SHARES

Commencement by the Fund of a tender offer during a period in which it is simultaneously engaged in the continuous offering of its Common Shares may be a violation of rules promulgated by the SEC under the Securities Exchange Act of 1934. The Fund has received an exemption from the SEC that permits the Fund to make tender offers for its Common Shares while simultaneously engaged in the continuous offering of its Common Shares. No assurance can be given that the Fund will be able to maintain such exemption indefinitely. If the Board of Trustees of the Fund authorizes a tender offer when the Fund is unable to rely on its exemption, the Fund intends to suspend the continuous offering of its Common Shares during the term of such tender offer.

Even if a tender offer has been made, it is the policy of the Fund (which may be changed by the Trustees) that it cannot accept tenders if (1) in the sole and exclusive judgment of the Trustees, there is not sufficient liquidity of the assets of the Fund; (2) such transactions, if consummated, would (a) impair the Fund's status as a regulated investment company under the Code (which would make the Fund a taxable entity, causing the Fund's taxable income to be taxed at the Fund level, as more fully described in "Taxation") or (b) result in a failure to comply with applicable asset coverage requirements; or (3) there is, in the Board of Trustees' judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, (b) suspension of or limitation on prices for trading securities generally on any United States national securities exchange or in the over-the-counter market, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (d) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) other event or condition which would have a material adverse effect on the Fund or the holders of its Common Shares if Common Shares were repurchased. The Trustees may modify these conditions in light of experience.

Under the requirements of the 1940 Act, the Fund cannot accept tenders or effect repurchases of the Common Shares if, after deducting the amount of the purchase or tender price, the Fund's total assets, less all liabilities or indebtedness of the Fund, would fall below 200% of the aggregate liquidation value of the Preferred Shares, if applicable. In addition, the Fund may be precluded from accepting tenders or effecting repurchases at any time dividends on the Preferred Shares, if outstanding, are in arrears. Any tender offer made by the Fund for its Common Shares will be at a price equal to the net asset value of the Common Shares determined at the close of business on the day the offer ends. During the pendency of any tender offer by the Fund, the Fund will calculate daily the net asset value of the Common Shares and will establish procedures which will be specified in the tender offer documents, to enable Common Shareholders to ascertain readily such net asset value. The relative illiquidity of some of the Fund's portfolio securities could adversely impact the Fund's ability to calculate net asset value in connection with determinations of pricing for tender offers, if any. Each offer will be made and Common Shareholders notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act, either by publication or mailing or both. Each offering document will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

Tendered Common Shares that have been accepted and repurchased by the Fund will be held in treasury and may be retired by the Board of Trustees. Treasury Common Shares will be recorded and reported as an offset to Shareholders' equity and accordingly will reduce the Fund's total assets. If Treasury Common Shares are retired, Common Shares issued and outstanding and capital in excess of par value will be reduced accordingly.

If the Fund must liquidate portfolio securities in order to repurchase Common Shares tendered, the Fund may realize gains and losses.

Exchange Privilege

The Fund may make available to tendering shareholders the privilege of exchanging Class A Common Shares of the Fund at net asset value for Class A Shares of all portfolios of the Sierra Trust Funds ("Sierra Trust"), an open-end investment company managed by the Advisor. A shareholder would be entitled to exchange all or part of their Class A Common Shares of the Fund for Class A shares of Sierra Trust. If the shares acquired in the exchange are subject to a higher sales load, a sales load may be charged in an amount up to the difference between the sales load previously paid and the initial sales load applicable to the shares of the fund being acquired. See "Repurchase of Shares -- Exchange Privilege" in the Prospectus for information regarding the application of sales charges to certain exchanges. Shareholders of the Sierra Trust Funds may exchange their Class A Shares for the Class A Common Shares of the Fund. If the Class A Common Shares acquired in the exchange are subject to a higher sales load, a sales load may be charged in an amount up to the difference between the sales load previously paid and the initial sales load applicable to the Class A Common Shares of the Fund being acquired. See "Reduced Sales Charge at Purchase -- Exchange Privilege" in the Prospectus.

An exchange of shares is treated for federal income tax purposes as a redemption
(sale) of shares given in exchange by the shareholder, and an exchanging shareholder may, therefore, realize a taxable gain or loss in connection with the exchange. See discussion of "Taxation" in the Statement of Additional Information. Upon 60 days prior written notice to shareholders, the exchange privilege may be modified or terminated and the Fund may impose a charge of up to $5 for exchanges.

Shareholders of the Fund are entitled to exchange their shares for shares of the Funds of Sierra Trust or Sierra Asset Management Portfolios only during the tender offer period. The exchange privilege enables a shareholder to acquire the Class A shares in Sierra Trust or Sierra Asset Management Portfolios with different investment objectives or policies when the shareholder believes that a shift between funds is an appropriate investment decision. This privilege is available to shareholders residing in any state in which shares of the Funds being acquired may legally be sold.

Upon receipt of proper instructions and all necessary supporting documents, shares submitted for exchange are redeemed at the then-current net asset value and the proceeds are immediately invested, at a price as described above, in the same class of shares of the Fund being acquired. The Company reserved the right to reject any exchange request.

Anti-Takeover Provisions

For purposes of these provisions, a 5%-or-greater holder of Common Shares (a "Principal Shareholder") refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding Common Shares of the Fund. The transactions subject to these special approval requirements are: (i) the merger or consolidation of the

Fund or any subsidiary of the Fund with or into any Principal Shareholder; (ii) the issuance of any securities of the Fund to any Principal Shareholder for cash; (iii) the sale, lease or exchange of all or any substantial part of the assets of the Fund to any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period); or (iv) the sale, lease or exchange to the Fund or any subsidiary thereof, in exchange for securities of the Fund, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

The Board of Trustees has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

             FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

The following are the Audited Financial Statements for the year ended September 30, 1997 of the Fund and the report of the Independent Auditors, Price Waterhouse LLP, dated October 31, 1997.

                            Sierra Prime Income Fund
                      Statement of Assets and Liabilities
                               September 30, 1997

ASSETS
Investments, at value (Cost $8,324,315) (Note 2)
  See portfolio of investments....................  $8,325,766
Cash..............................................      13,082
Interest receivable...............................      29,408
Unamortized organization costs (Note 7)...........     164,945
Receivable from investment advisor (Note 3).......       9,491
Other assets......................................         891
                                                    ----------
  Total Assets....................................   8,543,583
                                                    ----------

LIABILITIES
Deferred facility fees (Note 2)...................       1,090
Dividends payable.................................      23,472
Administration fee payable (Note 3)...............       1,727
Accrued legal.....................................      21,000
Accrued audit fees................................      32,000
Accrued Trustees' fees and expenses...............      18,485
Accrued expenses and other payables (Note 3)......      21,514
                                                    ----------
  Total Liabilities...............................     119,288
                                                    ----------
NET ASSETS........................................  $8,424,295
                                                    ==========

NET ASSETS consist of:
Paid in capital...................................   8,417,012
Undistributed net investment income...............       5,305
Accumulated net realized gain on investments......         527
Net unrealized appreciation of investments........       1,451
                                                    ----------
  NET ASSETS......................................  $8,424,295
                                                    ==========

Class A Common Shares Outstanding.................     842,216
                                                    ==========
Net asset value per share of beneficial
  interest outstanding*...........................      $10.00
                                                    ==========
Maximum sales charge..............................         4.5%
Maximum offering price per share of
  beneficial interest outstanding ($10.00/0.955)..      $10.47
                                                    ==========

----------------------------

* Redemption price per share is equal to Net Asset Value less any applicable contingent deferred sales charge.


                      See Notes to Financial Statements.

                            Sierra Prime Income Fund
                            Statement of Operations
                         Year ended September 30, 1997

INVESTMENT INCOME:
Interest................................................  $ 758,883
Fees....................................................      9,725
                                                          ---------
 Total Investment Income................................    768,608
                                                          ---------

EXPENSES:
Investment advisory fee (Note 3)........................    102,711
Administration fee (Note 3).............................     27,029
Audit fees..............................................     34,000
Legal fees..............................................     97,883
Tender offer expenses...................................     47,890
Trustees' fees and expenses (Note 3)....................     75,407
Registration and filing fees............................      4,375
Amortization of organization costs......................     48,836
Printing and postage....................................     45,770
Other...................................................      8,877
                                                          ---------
 Subtotal...............................................    492,778
Fees waived and expenses absorbed
 by investment advisor (Note 3).........................   (492,778)
                                                          ---------
 Total expenses.........................................          0
                                                          ---------
NET INVESTMENT INCOME...................................    768,608
                                                          ---------

NET REALIZED AND UNREALIZED GAIN/(LOSS)
 ON INVESTMENTS (Notes 2 and 4):
Realized gain from investment transactions..............        527
Net change in unrealized depreciation of securities.....     (4,866)
                                                          ---------
Net realized and unrealized gain/(loss) on investments..     (4,339)
                                                          ---------

NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS..............................  $ 764,269
                                                          =========


                      See Notes to Financial Statements.

                            Sierra Prime Income Fund
                       Statement of Changes in Net Assets


                                                      Year                Period
                                                      Ended               Ended
                                                September 30, 1997  September 30, 1996*
                                                ------------------  -------------------
Net investment income.......................          $   768,608          $   416,342
Realized gain from investment transactions..                  527                    0
Net change in unrealized appreciation/
 (depreciation) of securities...............               (4,866)               6,317
                                                      -----------          -----------
Net increase in net assets resulting from
 operations.................................              764,269              422,659
                                                      -----------          -----------

Distributions to shareholders from net
 investment income:
   Class A Common Shares....................             (768,608)            (416,342)
Net increase/(decrease) in net assets from
 Fund share transactions:
   Class A Common Shares....................           (4,104,901)          12,427,218
                                                      -----------          -----------
   Net increase/(decrease) in net assets....           (4,109,240)          12,433,535
                                                      -----------          -----------

NET ASSETS:
Beginning of year...........................           12,533,535              100,000
                                                      -----------          -----------
End of year.................................          $ 8,424,295          $12,533,535
(includes undistributed net investment                ===========          ===========
 income of $5,305 and $845, respectively)

CAPITAL STOCK ACTIVITY:

AMOUNT
  Sold......................................          $   507,414          $12,610,620
  Issued as reinvestment of dividends.......              425,453              255,107
  Repurchased...............................           (5,037,768)            (438,509)
  Net increase/(decrease)...................          $(4,104,901)         $12,427,218

SHARES
  Sold......................................               50,711            1,261,061
  Issued as reinvestment of dividends.......               42,537               25,490
  Repurchased...............................             (503,732)             (43,851)
                                                      -----------          -----------
  Net increase/(decrease)...................             (410,484)           1,242,700
                                                      ===========          ===========

-----------------------------------

*  Sierra Prime Income Fund commenced operations on February 16, 1996.

                      See Notes to Financial Statements.

                           Sierra Prime Income Fund
                            Statement of Cash Flows
                         Year ended September 30, 1997

Cash flows from operating activities:
  Interest income received (excluding net amortization of
    discount of $246,287).................................. $    538,126
   Fee income received.....................................        4,211
   Reimbursement of operating expenses.....................       85,934
   Proceeds from sales of long-term securities.............    3,927,608
   Purchases of long-term securities.......................   (1,025,217)
   Net proceeds from short-term investments................    1,361,287
                                                             -----------
Cash provided by operating activities...................... $  4,891,949
Cash flows from financing activities:
   Proceeds from shares sold...............................      510,287
   Payments on shares repurchased..........................   (5,037,768)
   Distributions paid*.....................................     (347,916)
   Due to Custodian........................................       (3,470)
                                                             -----------
Cash used for financing activities.........................   (4,878,867)
                                                             -----------
Increase in cash...........................................       13,082
Cash at beginning of period................................            0
                                                             -----------
Cash at end of period...................................... $     13,082
                                                             ===========

RECONCILIATION OF NET INCREASE IN NET ASSETS FROM
 OPERATIONS TO CASH PROVIDED BY OPERATING ACTIVITIES:
  Net increase in net assets resulting from
   operations.............................................. $    764,269
     Decrease in investments**............................. $  4,019,343
     Decrease in interest receivable.......................       25,530
     Decrease in receivable for investment
      securities sold......................................        2,387
     Decrease in unamortized organization costs............       48,836
     Decrease in other assets..............................       18,989
     Increase in accrued expenses..........................       18,109
     Decrease in deferred facility fees....................       (5,514)
                                                             -----------
     Total adjustments.....................................    4,127,680
                                                             -----------
Cash provided by operating activities...................... $  4,891,949
                                                             ===========

--------------------------

* Non cash activities include reinvestment of dividends of $425,453 ** Includes unrealized appreciation of $1,451.

                      See Notes to Financial Statements.

                           Sierra Prime Income Fund
                             Financial Highlights
               For a Fund share outstanding throughout the period

                                                                     Year              Period
                                                                    Ended               Ended
                                                              September 30, 1997  September 30, 1996*
                                                              ------------------  ------------------
Net asset value, beginning of period.....................           $ 10.01           $ 10.00
                                                                    -------           -------
Income from investment operations:
Net investment income....................................               .71               .40
Net realized and unrealized gain/(loss) on investments...              (.01)              .01
                                                                    -------           -------
Total from investment operations.........................               .70               .41
                                                                    -------           -------
Less distributions:
Dividends from net investment income.....................              (.71)             (.40)
                                                                    -------           -------
Total distributions......................................              (.71)             (.40)
                                                                    -------           -------
Net asset value, end of period...........................           $ 10.00           $ 10.01
                                                                    =======           =======

Total return +...........................................              7.25%             4.19%
                                                                    =======           =======

Ratios to average net assets/supplemental data:
Net assets, end of period (in 000's).....................           $ 8,424           $12,534
Ratio of operating expenses to average net assets........              0.00%             0.00%  **
Ratio of net investment income to average net assets.....              7.11%             6.72%  **
Portfolio turnover rate..................................                17%               44%
Ratio of operating expenses to average net assets
 without fees waived and expenses absorbed by investment
 advisor.................................................              4.56%             4.75%  **
Net investment income per share without fees waived
 and expenses absorbed by investment advisor.............           $  0.26           $  0.12

*   Sierra Prime Income Fund commenced operations on February 16, 1996.
**  Annualized.
+ Total return represents aggregate total return for the period indicated. The total return would have been lower if certain fees and expenses had not been waived and absorbed by the investment advisor.

                      See Notes to Financial Statements.

                           Sierra Prime Income Fund
                           Portfolio of Investments
                              September 30, 1997

 Principal                                                    Loan  Stated
 Amount          Borrower                            Rate*    Type  Maturity**    Value
 ---------       --------                            -----    ----  ----------    -----
 SENIOR LOANS--43.1%
   Broadcasting--9.1%
$  764,115       Benedek Broadcasting Corporation    10.125%  Term  05/01/2001    $ 764,550
                                                                                  ----------

   Cable--3.9%
   328,555       Marcus Cable Operating Company, L.P. 6.791   Term  12/31/2002       328,555
                                                                                  ----------
   Entertainment--8.7%
   307,500       AMF Group, Inc.                      8.188   Term  03/31/2001       307,500
   424,528       AMF Group, Inc.                      8.563   Term  03/31/2003       424,528
                                                                                  ----------
                                                                                     732,028
                                                                                  ----------

   Food & Beverages--4.5%
   378,200       Stroh Brewery Company                8.250   Term  06/30/2001       378,920
                                                                                  ----------
                                                              ----
   Food Stores--4.7%
   400,000       Carr-Gottstein Foods                 8.792   Term  12/31/2002       399,978
                                                                                  ----------
                                                              ----
   Healthcare--4.2%
   355,410       Merit Behavioral Care Corporation    7.734   Term  03/11/2007       355,375
                                                                                  ----------

   Paper--8.0%
   153,266       Jefferson Smurfit Corporation        8.188   Term  04/30/2001       153,269
   117,741       Stone Container Corporation          8.813   Term  04/01/2000       117,741
   400,000       Stone Container Corporation          9.063   Term  10/01/2003       400,350
                                                                                  ----------
                                                                                     671,360

           Total Senior Loan Interests (cost $3,629,315)                           3,630,766
                                                                                  ----------

U.S. GOVERNMENT AGENCY DISCOUNT NOTES--55.7% (cost $4,695,000)
 4,695,000    Federal Home Loan Bank (FHLB)
              6.000%, due 10/01/1997................                               4,695,000
                                                                                  ----------
TOTAL INVESTMENTS (Cost $8,324,315+)                    98.8%                      8,325,766

OTHER ASSETS AND LIABILITIES (Net)..................     1.2                          98,529
                                                       -----                      ----------
NET ASSETS..........................................   100.0%                     $8,424,295
                                                       =====                      ==========

                      See Notes to Financial Statements.

                           Sierra Prime Income Fund
                     Portfolio of Investments (Continued)
                              September 30, 1997


* Senior loans in which the Sierra Prime Income Fund invests generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally (i) the prime rate offered by one or more major United States banks; (ii) the lending rate offered by one or more major European banks, such as the London Inter-Bank Offered Rate (LIBOR); or (iii) the certificate of deposit ratio. Senior loans are generally considered to be restricted in that the Fund ordinarily is contractually obligated to receive approval from the Agent Bank and/or borrower prior to the disposition of a senior loan. Within each loan there may be different rates due to different reset dates. The rates disclosed for each loan are the weighted average coupon rates as of September 30, 1997.

** Senior loans in the Sierra Prime Income Fund's portfolio generally are subject to mandatory and/or optional prepayment. Because of these mandatory prepayment conditions and because there may be significant economic incentives for a Borrower to prepay, prepayments of senior loans in the Fund's portfolio may occur. As a result, the actual remaining maturity of senior loans held in the Fund's portfolio may be substantially less than the stated maturities shown. Although the Fund is unable to accurately estimate the actual remaining maturity of individual senior loans, the Fund estimates that the actual average maturity of the senior loans held in its portfolio will be approximately 18-24 months.

+   At September 30, 1997, the aggregate cost for federal tax purposes was
$8,324,315. The gross unrealized appreciation for all securities in which there is an excess of value over tax cost and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value were $1,530 and $79, respectively.

                      See Notes to Financial Statements.

                           Sierra Prime Income Fund
                         Notes to Financial Statements


1.  Organization and Business

Sierra Prime Income Fund (the "Fund") is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as a non-diversified, closed-end management investment company. The Fund was organized as a Massachusetts business trust on October 4, 1995. During the period October 4, 1995 to February 15, 1996, the Fund had no operations other than those related to organizational matters, including the initial capital contribution of $100,000 and the issuance of 10,000 shares of beneficial interest to Sierra Fund Administration Corporation.

The Trustees of the Fund authorized an unlimited number of Common Shares with separate classes of beneficial interest. Currently there are only Class A Common Shares. Shares are continuously offered at a price equal to the next determined net asset value ("NAV") per share plus a maximum sales charge based on a determined schedule.

2.  Significant Accounting Policies

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of significant accounting policies consistently followed by the Sierra Prime Income Fund in the preparation of its financial statements.

Portfolio Valuation:

Senior Loans are not actively traded in a public market. Sierra Investment Advisors Corporation (the "Advisor"), and Van Kampen American Capital Management Inc. (the "Sub-Advisor"), following procedures established by the Fund's Board of Trustees, value the Senior Loan interests held by the Fund at fair value. In valuing a Senior Loan interest, the Advisor and Sub-Advisor consider relevant factors, data and information, including: (i) the characteristics of and fundamental analytical data relating to the Senior Loan, including the cost, size, current interest rate, period until next interest rate reset, maturity and base lending rate of the Senior Loan interest, the terms and conditions of the Senior Loan and any related agreements, and the position of the Senior Loan in the Borrower's debt structure; (ii) the nature, adequacy and value of the collateral, including the Fund's rights, remedies and interests with respect to the collateral; (iii) the creditworthiness of the Borrower's business, cash flows, capital structure and future prospects; (iv) information relating to the market for Senior Loans, including price quotations for (if considered reliable) and trading in Senior Loans and interests in similar Loans; (v) the reputation and financial condition of the Agent and any Intermediate Participants in the Senior Loans; and (vi) general economic and market conditions affecting the fair value of Senior Loans.

Other Fund holdings (other than short term obligations, but including listed issues) are valued on the basis of prices furnished by one or more pricing services which determine prices for normal, institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. In certain circumstances, portfolio securities will be valued at the last sale price on the exchange that is the primary market for such securities, or the average of the last quoted bid price and asked price for those securities for which the over-the-counter market is the primary market or for listed securities in which there were no sales during the day.

                           Sierra Prime Income Fund
                   Notes to Financial Statements (Continued)




Short-term obligations which mature in 60 days or less are valued at amortized cost, if their original term to maturity when acquired by the Fund was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued by the Fund at cost plus accrued interest. Securities for which there exist no price quotations or valuations and all other assets are valued at fair value as determined in good faith by or on behalf of the Board of Trustees.

Illiquid Investments:

Senior Loans in which the Fund invests presently are not readily marketable and may be subject to restrictions on resale. Interests in Senior Loans generally are not listed on any national securities exchange or automated quotation system and no regular market has developed for such interests. Although interests in Senior Loans are traded among certain financial institutions in private transactions between buyers and sellers these loans continue to be considered illiquid. Senior Loans' illiquidity may impair the Fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Liquidity relates to the ability of the Fund to sell an investment in a timely manner. The market for relatively illiquid securities tends to be more volatile than the market for more liquid securities. The Fund has no limitation on the amount of its assets which may be invested in securities which are not readily marketable or are subject to restriction on resale. The substantial portion of the Fund's assets invested in relatively illiquid Senior Loan interests may restrict the ability of the Fund to dispose of its investments in Senior Loans in a timely fashion and at a fair price, and could result in capital losses to the Fund and holders of Common Shares. However, many of the Senior Loans in which the Fund invests are of a relatively large principal amount and are held by a relatively large number of owners which should, in the Advisor's opinion, enhance the relative liquidity of such interests. The risks associated with illiquidity are particularly acute in situations where the Fund's operations require cash, such as when the Fund tenders (Note 5) for its Common Shares and may result in the Fund borrowing to meet short-term cash requirements.

Cash Flow Information:

The cash amount in the Statement of Cash Flows is the amount reported in the Statement of Assets and Liabilities and does not include any short-term investments at September 30, 1997. The Fund issues its shares, invests in securities, and makes distributions from net investment income and net capital gains (which are either paid in cash or reinvested at the discretion of shareholders). These activities are reported in the Statement of Changes in Net Assets. Information on cash receipts and payments is presented in the Statement of Cash Flows.

Repurchase Agreements:

The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the New York Stock Exchange. When participating in repurchase agreements, the Fund buys securities from a vendor (e.g., a bank or brokerage firm) with the agreement that the vendor will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available cash at minimal market risk, although the Fund may be subject to various delays and risks of loss if the vendor is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the seller. In evaluating whether to enter into a repurchase agreement, the Advisor will consider carefully the creditworthiness of the vendor. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Advisor will monitor the value or the collateral. No specific limitations exists as to the percentage of the Fund's assets which may be used to participate in repurchase agreements.

                           Sierra Prime Income Fund
                   Notes to Financial Statements (Continued)



Securities Transactions and Investment Income:

Securities transactions are recorded on trade date (the date the order to buy or sell is executed). Realized gains and losses from securities sold are recorded on the identified cost basis. Income is recorded on the accrual basis and consists of interest accrued and discount earned less premiums amortized. Facility fees are received upon the purchase of a new loan and are recognized as income ratably over the expected life of the loan. The deferred facility fees are the "unearned" portion of these facility fees. The Fund may purchase and sell interest in Senior Loans and other portfolio securities on a "when issued" and "delayed delivery" basis. No income accrues to the Fund on such interests or securities in connection with such purchase transactions prior to the date the Fund actually takes delivery of such interest or securities. When the Fund is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash or high-grade portfolio securities having an aggregate value equal to the amount of such purchase commitments until payment is made.

Dividends and Distributions to Shareholders:

The Fund's policy is to declare daily and pay monthly distributions to holders of Class A Common Shares of substantially all net investment income of the Fund. Distributions of any net long-term capital gains earned by the Fund are made annually. Distributions of any net short-term capital gains earned by the Fund are distributed no less frequently than annually at the discretion of the Board of Trustees. Additional distributions of net investment income and capital gains for the Fund may be made at the discretion of the Board of Trustees in order to avoid the application of a 4% non-deductible excise tax on certain undistributed amounts of ordinary income and capital gains. Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments of income and gains on various investment securities held by the Fund, timing differences and differing characterization of distributions made by the Fund.

For the year ended September 30, 1997, permanent differences resulting from book and tax accounting for organizational costs were reclassified causing a decrease of $4,460 to paid-in capital and an increase to undistributed net investment income for the same amount.

Federal Income Taxes:

It is the Fund's policy to qualify as a regulated investment company by complying with the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and by, among other things, distributing substantially all of its taxable earnings to its shareholders. Therefore, no Federal income tax provision is required.

3.  Investment Advisory, Sub-Advisory, Administration Fees and Other
Transactions

On July 1, 1997, GWFC, the indirect parent of Sierra Advisors, the Fund's current investment advisor, and Washington Mutual, Inc. ("WAMU"), a publicly-held financial services company, consummated a previously announced Agreement and Plan of Merger resulting in the merger of GWFC with and into a wholly owned subsidiary of WAMU (the "Merger"). As a result of the Merger, Sierra Advisors and its affiliates are now indirect subsidiaries of WAMU.

                           Sierra Prime Income Fund
                   Notes to Financial Statements (Continued)




Sierra Advisors, an indirect wholly-owned subsidiary of WAMU, is the Fund's investment advisor. Sierra Advisors is entitled to a monthly fee at an annual rate of 0.95% of the average daily net assets of the Fund. These fees were $102,711 for the year ended September 30, 1997 and have been voluntarily waived by Sierra Advisors. Sierra Advisors pays a monthly fee at an annual rate of 0.475% to Van Kampen American Capital Management Inc. for services rendered as the Sub-Advisor.

Sierra Fund Administration Corporation ("Sierra Administration") is the Fund's administrator. Sierra Administration receives a monthly fee at an annual rate of 0.25% of the Fund's average daily net assets and the Fund pays First Data Investor Services Group, Inc. ("First Data") directly for all transfer agent services. The Administration fees for the year ended September 30, 1997 were $27,029. Sierra Administration pays State Street Bank and Trust Company ("State Street") for certain administrative and custodial services. The Fund pays for the sub-administrator and custodial out-of pocket expenses.

The compensation of the officers and Trustees who are interested persons (as defined in the 1940 Act) of the Advisor is paid by the Advisor or by its parent, WAMU. The Fund pays the compensation of all other officers and Trustees of the Fund. Trustees who are not interested persons are paid an annual fee of $5,000, a fee of $1,000 per meeting of the Board of Trustees, a fee of $750 per committee meeting of the Fund, and a fee of $1,000 per contract renewal meeting of the Fund, plus expenses. The designated "Lead Trustee," because of increased responsibilities, is paid 1 1/2 times the normal Trustee compensation for meeting fees and retainer for the Fund, plus expenses.

Sierra Advisors has agreed to voluntarily reimburse the Fund's total operating expenses. For the year ended September 30, 1997 the total reimbursement to the Fund was $390,067.

For the year ended September 30, 1997, Great Western Financial Securities Corporation and Sierra Investment Services Corporation ("SISC"), both registered broker-dealers, have received $6,626 and $844, respectively, representing commissions (front-end sales charges).

4. Purchase and Sales of Securities

The aggregate cost of purchases and proceeds from sales of securities, excluding U.S. Government and short-term investments, for the year ended September 30, 1997 was $1,025,217 and $3,925,221, respectively.

5. Tender of Shares

The Board of Trustees of the Fund currently intends, each quarter, to consider authorizing the Fund to make tender offers for a portion of its outstanding Class A Common Shares at the then current net asset value of these Common Shares. The Fund does not intend to list its Common Shares on any national securities exchange and none of the Fund, the Advisor or SISC intends to make a secondary trading market in the classes of the Common Shares at any time. Accordingly, there is not expected to be any secondary trading market in the Common Shares and an investment in such Common Shares should be considered illiquid. There can be no assurance that the Fund will in fact tender for any of its Common Shares. If the Fund tenders for Common Shares there is no guarantee that all, or any, Common Shares tendered will be purchased. An early withdrawal charge may be charged by SISC on those repurchases or tenders done during the first or second year after purchase. For the year ended September 30, 1997, 503,732 shares were tendered and repurchased by the Fund with no early withdrawal charge.

                           Sierra Prime Income Fund
                   Notes to Financial Statements (Continued)




6. Shares of Beneficial Interest

The Declaration of Trust permits the Fund to issue an unlimited number of full and fractional Common Shares of beneficial interest with no par value. The Fund initially is offering 5,000,000 Class A Common Shares in a continuous offering pursuant to Rule 415 under the Securities Act of 1933, as amended.

7. Organization Costs

Expenses incurred in connection with the organization of the Fund, including the fees and expenses of registering and qualifying its shares for distribution under Federal and state securities regulations, are being amortized on a straight-line basis over a period of five years from commencement of operations of the Fund. In the event any of the initial shares of the Fund are redeemed by any holder thereof during the amortization period, the proceeds of such redemptions will be reduced by an amount equal to the pro-rata portion of unamortized deferred organizational expenses in the same proportion as the number of shares being redeemed bears to the number of initial shares of such Fund outstanding at the time of such redemption. To the extent that proceeds of the redemptions are less than such pro-rata portion of any unamortized organizational expenses, Sierra Administration has agreed to reimburse the Fund.

8. Senior Loan Participations

The Fund invests primarily in participations, assignments, or acts as a party to the primary lending syndicate of a Variable Rate Senior Loan interest to United States corporations, partnerships, and other entities. When the Fund purchases a participation of a Senior Loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation, but not with the borrower directly. As such, the Fund assumes the credit risk of the Borrower, Selling Participant or other persons interpositioned between the Fund and the Borrower.

At September 30, 1997, the following sets forth the selling participants with respect to interests in Senior Loans purchased by the Fund on a participation basis.

                                 Principal
                                   Amount      Value
                                 ----------  ----------

Selling Participant
-------------------------------
Goldman Sachs Credit Partners     1,496,144  $1,496,578
Chase Securities Inc.               954,971     954,940
Bankers Trust                       400,000     399,978
Morgan Guaranty                     378,200     378,920
Lehman Commercial Paper, Inc.       400,000     400,000
                                 ----------  ----------
                                 $3,629,315  $3,630,766
                                 ----------  ----------

9. Line of Credit

Sierra Prime Income Fund and the Sierra Trust Funds participate in a $40 million line of credit provided by Deutsche Bank AG, New York Branch (the "Bank") under a Credit Agreement (the "Agreement") dated May 22, 1996, primarily for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. Under the Agreement, Sierra Prime Income Fund may borrow up to $433,000 plus its pro rata portion of any unused base commitment allocation of the other borrowers under the Agreement. Interest is payable at one of the following rates depending on the type of loan designated by the borrower: (i) the higher of 0.50% in excess of the Federal Funds Rate and the prime lending rate announced by the Bank; (ii) the New York Interbank Offered Rate (NIBOR) plus 0.35% on an annualized basis; or (iii) the London Interbank

                           Sierra Prime Income Fund
                   Notes to Financial Statements (Continued)


Offered Rate (LIBOR) plus 0.35% on an annualized basis. The Fund is charged an aggregate commitment fee computed at a rate equal to 0.05% on an annual basis of the daily average unutilized credit balance. The Agreement requires that the aggregate outstanding principal amount of the loan made shall not exceed 33 1/3 % of the value of the total assets of the fund less all liabilities and indebtedness not represented by senior securities. The Fund currently expects, however, to limit its borrowing to an amount sufficient to meet its tender offer purchases or 15% of its assets, whichever is greater. During the year ended September 30, 1997, the Fund had not borrowed under the Agreement. As of October 27, 1997, a Second Amendment to the Agreement was signed extending the Agreement to December 31, 1997.

10.  Subsequent Events

The fifth tender offer for the fiscal year end September 30, 1997 commenced on September 10, 1997 and expired on October 10, 1997. A total of 44,396 shares were tendered to the Fund for repurchase.

A Special Meeting of Shareholders of the Fund (the "Special Meeting") to be held on December 23, 1997 is being called in preparation for the planned consolidation of the funds managed by Sierra Advisors and its affiliates, including but not limited to the Fund, Sierra Trust Funds, The Sierra Variable Trust and Sierra Asset Management Portfolios, and those managed by Composite Research & Management Co. ("Composite"), which also is an indirect subsidiary of Washington Mutual. The planned consolidation will result in a common Board and a single investment advisor in Composite. Shareholders of record of the Fund on October 29, 1997 will be entitled to vote at the Special Meeting.

On October 27-28, 1997, the Fund's Board of Trustees approved, subject to shareholder approval, the following matters: (1) A proposal to elect a Board of Trustees, (2) a proposal to approve a new Investment Management Agreement between the Fund and Composite; and (3) a proposal to approve a new Investment Sub-Advisory Agreement for the Fund between Composite and Van Kampen American Capital Management, Inc. ("Van Kampen"). The Fund will also be entering into:
(a) a new administration agreement with Murphey Favre Securities Services, Inc. ("Murphey Favre"); (b) a new distribution agreement with Composite for the purpose of replacing the current distributor, Sierra Investment Services Corporation; and (c) a transfer agency and services agreements with Murphey Favre for providing transfer agency services.

If the proposal to elect a Board of Trustees (Proposal 1) is approved, then the Fund will increase the number of its Trustees from six to thirteen. If the proposal to approve a new investment advisory agreement between the Fund and Composite (Proposal 2) is approved, the investment advisory fees and total operating expenses for the Fund will remain the same or decrease. If the proposal to approve a new investment sub-advisory agreement with Van Kampen is approved, the Fund will continue to receive investment sub-advisory services on the same basis without change in the level of services and compensation received by Van Kampen.

Sierra Prime Income Fund
Report of Independent Accountants


TO THE SHAREHOLDERS AND TRUSTEES
OF SIERRA PRIME INCOME FUND

In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations, of changes in net assets and of cash flows and the financial highlights present fairly, in all material respects, the financial position of Sierra Prime Income Fund (the "Fund") at September 30, 1997, the results of its operations, its cash flows, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities owned at September 30, 1997 by correspondence with the custodian, and with respect to senior collateralized loans by correspondence with the selling participants and agent banks, provide a reasonable basis for the opinion expressed above.

As explained in Note 2, the financial statements include senior collateralized loans valued at $3,630,766 (43.1 percent of net assets), whose values have been determined in accordance with procedures established by the Trustees in the absence of readily ascertainable market values. Those values determined in accordance with procedures established by the Trustees may differ significantly from the values that would have been used had a ready market for the senior collateralized loans existed, and the differences could be material to the financial statements.


PRICE WATERHOUSE LLP
Boston, Massachusetts
October 31, 1997

                           PART C. OTHER INFORMATION

Item 24.    Financial Statements and Exhibits

     (1)    Financial Statements:

            Financial Statements included in Part A:

            -Financial Highlights (audited)

            Financial Statements included in Part B:

            -Portfolio of Investments (audited)
            -Statement of Assets and Liabilities as of September 30,
             1997 (audited)
            -Statement of Operations for the year ended
             September 30, 1997 (audited)
            -Statement of Changes in Net Assets for the year ended
             September 30, 1997 (audited)
            -Notes to Financial Statements (audited)

     (2)    Exhibits

     (a)(1) Agreement and Declaration of Trust dated October 4, 1995 originally filed as Exhibit (2)(a) of Registrant's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on October 31, 1995 and refiled via EDGAR as Exhibit 2(a)(1) of Registrant's Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed with the SEC on January 28, 1997 .

        (2) Amended Agreement and Declaration of Trust dated January 18, 1996 originally filed as Exhibit (2)(a)(2) of Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on February 14, 1996 and refiled via EDGAR as Exhibit 2(a)(2) of Registrant's Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed with the SEC on January 28, 1997.

     (b) By-laws originally filed as Exhibit (2)(b) of Registrant's Registration Statement on Form N-2 filed with the Securities and Exchange Commission on October 31, 1995 and refiled via EDGAR as Exhibit (2)(b) of Registrant's Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 filed with the SEC on January 28, 1997.

     (c)          Not applicable

     (d)          Not applicable

     (e)          Not applicable

     (f)          Not applicable

     (g)(1) Form of Investment Management Agreement to be dated on or about March 20, 1998 is filed herewith.

        (2) Form of Investment Sub-Advisory Agreement to be dated on or about March 20, 1998 is filed herewith.

     (h)(1) Form of Distribution Contract to be dated on or about March 20, 1998 is filed herewith.

     (i)          Not applicable

     (j)          Form of Custody Agreement*

     (k)(1) Form of Administration Agreement to be dated on or about March 20, 1998 is filed herewith.

       (2) Form of Transfer Agent Contract to be dated on or about March 20, 1998 is filed herewith.

       (3)        Pricing Agreement dated December 20, 1996 is filed herewith.

       (4)        Credit Agreement dated May 22, 1996**

       (5)        First Amendment to the Credit Agreement dated May 22, 1996

       (6)        Second Amendment to the Credit Agreement dated May 22, 1996

     (l)          Opinion and consent of Morgan, Lewis &  Bockius LLP*

     (m)          Not applicable

     (n)          Consent of Price Waterhouse LLP is filed herewith

     (o)          Not applicable

     (p) Purchase Agreement between Sierra Fund Administration Corporation and the Sierra Prime Income Fund**

     (q)          Not applicable

     (24) Powers of Attorney for David E. Anderson, Arthur H. Bernstein, Kristianne Blake, Edmond R. Davis, John W. English, Michael K. Murphy, Alfred E. Osborne, Jr., Ph.D. and William G. Papesh are filed herewith.

     (27)         Financial Data Schedule is filed herewith.

* Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-2 (1933 Act No. 33-98824 and 1940 Act No. 811-9122) filed with the SEC on February 14, 1996.

** Incorporated by reference to Post-Effective Amendment No. 1 to Form N-2 (1933 Act No. 33-98824 and 1940 Act No. 811-9122) filed with the SEC on January 28, 1997.

Item 25.  Marketing Arrangements

          Not applicable

Item 26.  Other Expenses of Issuance and Distribution

          Not applicable

Item 27.  Persons Controlled by or Under Common Control With Registrant

  Effective on or about March 20, 1998, the Registrant will be operated under the supervision of Composite. Composite is affiliated with Murphey Favre Securities Services, Inc., which will serve as transfer agent and administrator for the Registrant. Effective March 20, 1998, an affiliate of Composite, Composite Funds Distributor, Inc. will serve as the principal underwriter and distributor for the Registrant. Composite, Murphey Favre Securities Services, Inc. and Composite Funds Distributor, Inc. serve in their same capacities for four other registered investment companies (constituting 36 portfolios).

    Composite, Murphey Favre Securities Services, Inc. and Composite Funds Distributor, Inc. are all wholly-owned subsidiaries of Washington Mutual, Inc. and are all incorporated under the laws of the State of Washington.

Item 28.  Number of Holders of Securities

          Title of Class              Number of Record Holders

          Class A Common Shares       328 (as of January 14, 1998)

Item 29.  Indemnification

     Under Section 8.1 of Registrant's Amended Agreement and Declaration of Trust ("Declaration of Trust"), any past or present Trustee or officer of Registrant (including persons who serve at Registrant's request as directors, officers or trustees of another organization in which Registrant has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason of his being or having been a Covered Person. This provision does not authorize indemnification when it is determined, in the manner specified in the Declaration of Trust, that a Covered Person has not acted in good faith in the reasonable belief that his actions were in or not opposed to the best interests of Registrant. Moreover, this provision does not authorize indemnification when it is determined, in the manner specified in the Declaration of Trust, that the Covered Person would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by a Covered Person to repay those expenses to Registrant in the event that it is ultimately determined that indemnification of the expenses is not authorized under the Declaration of Trust and the Covered Person either provides security for such undertaking or insures Registrant against losses from such advances or the disinterested Trustees or independent legal counsel determines, in the manner specified in the Declaration of Trust, that there is reason to believe the Covered Person will be found to be entitled to indemnification.

     Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to Trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will by governed by the final adjudication of such issue.

Item 30(A).  Business and Other Connections of Investment Advisor

     --Sierra Investment Advisors Corporation (until on or about March 20, 1998)

     Sierra Advisors is an investment advisor registered under the Investment Advisors Act of 1940, as amended, (the "Advisors Act") and an indirect subsidiary of Washington Mutual, Inc.

     The list required by this Item 30 of officers and directors of Sierra Advisors, together with information as to any other business, profession, vocation or employment of substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Sierra Advisors pursuant to the Advisors Act (SEC File No. 801-32921).

     On or about March 20, 1998, Composite Research and Management Co. ("Composite"), a wholly-owned subsidiary of Washington Mutual, Inc., a Washington corporation will become the Investment Advisor. Composite serves in that capacity for other registered investment companies constituting 36 portfolios.

  The list required by this Item 30 of officers and directors of Composite, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Composite pursuant to the Advisors Act (SEC File No. 801-40808).

 30(B).      Business and Other Connections of Investment Sub-advisor

     -- Van Kampen American Capital Management Inc.

     Van Kampen American Capital Management Inc. ("Van Kampen") is a wholly-owned subsidiary of Morgan Stanley Dean Witter, Discover & Co. Van Kampen provides investment advice to a wide variety of individual, institutional and investment company clients.

     The list required by this Item 30 of officers and directors of Van Kampen, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Van Kampen pursuant to the Advisors Act (SEC File No. 801-40808).

Item 31.     Location of Accounts and Records

             (1)     Sierra Prime Income Fund
                     9301 Corbin Avenue
                     Northridge, California 91324
                     (declaration of trust and by-laws)

             (2)     Sierra Investment Advisors Corporation
                     9301 Corbin Avenue
                     Northridge, California 91324
                     (with respect to their services as investment advisor through March 1998)

             (3)     Great Western Financial Securities Corporation
                     9301 Corbin Avenue
                     Northridge, California 91324
                     (with respect to their services as a dealer)

             (4)     Sierra Fund Administration Corporation
                     9301 Corbin Avenue
                     Northridge, California 91324)
                     (with respect to their services as administrator through March 20, 1998)

             (5)     State Street Bank and Trust Company
                     225 Franklin Street
                     Boston, MA 02110
                     (with respect to their services as a
                     sub-administrator and custodian)

             (6)     First Data Investor Services Group, Inc.
                     P.O. Box 5118
                     Westboro, MA 01581-5118
                     (with respect to their services as a shareholder servicing agent and transfer agent)

             (7)     Van Kampen American Capital Management Inc.
                     1001 Warrenville Road
                     Lisle, Illinois 60532
                     (with respect to their services as investment sub-advisor)

             (8)     Sierra Investment Services Corporation
                     9301 Corbin Avenue
                     Northridge, California 91324
                     (with respect to their services as a principal underwriter through March 1998)

             (9)     Composite Research and Management Co.
                     1201 Third Avenue
                     Seattle, Washington  98101
                     (various records beginning on or about March 20, 1998)

             (10)    Composite Funds Distributor, Inc.
                     6501 W. Main Avenue
                     Spokane, Washington  99201
                     (various records beginning on or about March 20, 1998)

             (11)    Morgan, Lewis & Bockius LLP
                     2000 One Logan Square
                     Philadelphia, Pennsylvania 19103
                     (with respect to their services as counsel to the Fund)

Item 32.  Management Services

     Not Applicable.

Item 33.  Undertakings

     1. Registrant undertakes to suspend offering of its Common Shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

     2.  Not applicable

     3.  Not applicable

     4. Pursuant to Rule 415 under the Securities Act of 1933 and Item 512(a) of Registration S-K, the Registrant hereby undertakes: (1) to file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     5.  Not applicable

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

                                  SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Northridge and State of California on the 22nd day of January, 1998.

                                SIERRA PRIME INCOME FUND


                                By: /s/ Keith B. Pipes
                                    --------------------------------
                                    Keith B. Pipes
                                    President and Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature                                 Title(s)                    Date
---------                                 --------                    ----
/s/ Keith B. Pipes                        President and               January 22, 1998
-------------------------------           Chief Executive Officer
Keith B. Pipes
(Principal Executive Officer)

/s/ Craig M. Miller                       Treasurer and               January 22, 1998
-------------------------------           Chief Financial Officer
Craig M. Miller
(Principal Financial and
Accounting Officer)

         *                                Trustee                     January __, 1998
-------------------------------
David E. Anderson
                                          Trustee                     January __, 1998
-------------------------------
Wayne L. Attwood, M.D.

         *                                Trustee                     January __, 1998
-------------------------------
Arthur H. Bernstein, Esq.

         *                                Trustee                     January __, 1998
-------------------------------
Kristianne Blake

         *                                Trustee                     January __, 1998
-------------------------------
Edmond R. Davis, Esq.

         *                                Trustee                     January __, 1998
-------------------------------
John W. English
                                          Trustee                     January __, 1998
-------------------------------
Anne V. Farrell

         *                                Trustee                     January __, 1998
-------------------------------
Michael K. Murphy

         *                                Trustee                     January __, 1998
-------------------------------
Alfred E. Osborne, Jr., Ph.D.

         *                                Trustee                     January __, 1998
-------------------------------
William G. Papesh
                                          Trustee                     January __, 1998
-------------------------------
Daniel L. Pavelich
                                          Trustee                     January __, 1998
-------------------------------
Jay Rockey
                                          Trustee                     January __, 1998
-------------------------------
Richard C. Yancey

*By: /s/ Keith B. Pipes
     ---------------------
           Keith B. Pipes
           Executed by Keith B. Pipes pursuant to a Power of Attorney.

                                 EXHIBIT INDEX

Exhibit No.           Description of Exhibit
-----------           ----------------------

(g)(1)                Investment Management Agreement

(g)(2)                Investment Sub-Advisory Agreement

(h)                   Distribution Contract

(k)(1)                Form of Administration Agreement

(k)(2)                Form of Transfer Agent Contract

(k)(3)                Pricing Agreement

(k)(4)                Previously filed

(k)(5)                First Amendment to the Credit Agreement

(k)(6)                Second Amendment to the Credit Agreement

(n)                   Consent of Price Waterhouse LLP

24                    Powers of Attorney signed by David E. Anderson, Arthur H.
                      Bernstein, Kristianne Blake, Edmond R. Davis, John W. English, Michael K. Murphy, Alfred E. Osborne, Jr., Ph.D. and William G. Papesh

27                    Financial Data Schedule